Exhibit 99.3

2005 Annual review

Finding, mining
and	processing
the earth’s minerals

▲	Copper	●	Diamonds	Exploration	Technology
				Mineral exploration is conducted by four geographically based and two global exploration teams, operating from regional headquarters and district offices in 30 countries.	With bases in the UK, US and Australia, the Technology group comprises the following units: Health, Safety and Environment, Technical Services, Office of the Chief Technologist, Project Management, Asset Utilisation and Technical Evaluation.
	Operating assets		Operating assets
	US$2,809 million		US$1,085 million
	Gross turnover		Gross turnover
	US$4,839 million		US$1,076 million
	Underlying earnings		Underlying earnings
	US$2,020 million		US$281 million

	The Copper group comprises Kennecott Utah Copper and Kennecott Minerals in the US, and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa and the Resolution Copper project in the US.		The Diamond group comprises Rio Tinto’s interests in the Diavik mine in Canada, the Argyle mine in Australia, and the Murowa mine in Zimbabwe, served by diamond sales offices in Belgium and India.

remote from mine

6	Iron Ore Powering towards 200m tonnes per year

8	Energy A powerful energy sector player

10	Industrial Minerals Reorganising for strength

12	Aluminium Demand rises higher

14	Copper Copper hot, Molybdenum hotter

16	Diamonds Investing for a bright future

18	Exploration Exploring new horizons

20	Technology Moving ahead with technical advances

PILBARA RAIL
PILBARA RAIL

Rio Tinto 2005 *Annual review* 1

WELL POSITIONED

Ì	Iron Ore	◆	Energy	«	Industrial Minerals	■	Aluminium

	Operating assets		Operating assets		Operating assets		Operating assets
	US$4,574 million		US$2,301 million		US$2,311 million		US$3,361 million
	Gross turnover		Gross turnover		Gross turnover		Gross turnover
	US$5,497 million		US$3,867 million		US$2,487 million		US$2,744 million
	Underlying earnings		Underlying earnings		Underlying earnings		Underlying earnings
	US$1,722 million		US$733 million		US$187 million		US$392 million

	The Iron Ore group interests comprise Hamersley Iron and Robe River operations in Australia, Iron Ore Company of Canada, the Corumbá mine in Brazil and the Simandou, Guinea, and Orissa, India, projects. The group includes the HIsmelt® direct iron making plant in Australia.		The Energy group is represented in coal by Rio Tinto Coal Australia and Coal & Allied in Australia and by Kennecott Energy in the US. It also includes uranium interests in Energy Resources of Australia and the Rössing Uranium mine in Namibia.		Rio Tinto’s Industrial Minerals businesses comprise Rio Tinto Minerals, made up of Rio Tinto Borax and Luzenac Talc operations in the US, South America, Europe and Australia, and Dampier Salt in Australia, as well as Rio Tinto Iron & Titanium interests in North America, South Africa and Madagascar.		The Aluminium group includes the wholly owned integrated aluminium subsidiary, Comalco, which has operations in Australia, New Zealand and Italy. It also includes Rio Tinto’s 51 per cent of Anglesey Aluminium in the UK.

Major Group operations at February 2005 (wholly owned unless otherwise shown) * indicates smelters, refineries and processing plants

Rio Tinto is a leader in finding, mining and processing the earth’s mineral resources. The Group’s worldwide operations supply essential minerals and metals that help to meet global needs and contribute to improvements in living standards.
     In order to deliver superior returns to shareholders over time, Rio Tinto takes a long term and responsible approach to the Group’s business. We concentrate on the development of first class orebodies into large, long life and efficient operations, capable of sustaining competitive advantage through business cycles.
     Major products include aluminium, copper, diamonds, energy products, gold, industrial minerals (borates, titanium dioxide, salt and talc), and iron ore. The Group’s activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Wherever Rio Tinto operates, the health and safety of our employees is our first priority. We seek to contribute to sustainable development. We work as closely as possible with our host countries and communities, respecting their laws and customs. We minimise adverse effects and strive to improve every aspect of our performance. We employ local people at all levels and ensure fair and equitable transfer of benefits and enhancement of opportunities.

Rio Tinto 2005 Annual review
The majority of Rio Tinto shareholders choose to receive the Annual review which does not contain sufficient information to allow as full an understanding of the Group as is provided in the Annual report and financial statements. The Annual report and financial statements complies with Australian and UK statutory requirements and contains the full financial statements. Copies may be obtained free of charge from the Companies’ registrars whose details can be found on page 62. Copies of the Remuneration report and Sustainable development review are also available separately. Shareholders who wish to receive the full Annual report and financial statements in place of the Annual review for future financial years may do so by writing to the Companies’ registrars. If you wish to receive the financial statements and other communications from Rio Tinto electronically, please also contact Computershare.

Forward looking statements
The Annual review contains certain forward looking statements with respect to the Rio Tinto Group that involve known and unknown risks that are beyond the Group’s control. For example, long term price assumptions may vary significantly from current levels and may affect the timing and feasibility of particular developments. In light of these risks actual results could be materially different from any future results expressed or implied by these forward looking statements which speak only as at the date of this Annual review.

Rio Tinto on the web
Information about Rio Tinto is available on our website – www.riotinto.com – and many of our publications including the 2005 Annual report and financial statements and the 2005 Annual review may be downloaded from the site.

Contents

	2	Chairman’s letter
	3	Chief executive’s report
	6	Review of operations
	18	Exploration
	20	Technology
	22	Sustainable development
	26	Financial information by business unit
	27	Summary financial statements
	27	Group income statement
	28	Summary balance sheet
	29	Reconciliation with Australian IFRS
	29	Net earnings and underlying earnings
	30	Summary cash flow statement
	30	Summary financial data in Australian dollars, Sterling and US dollars
	31	Australian Corporations Act – summary of ASIC relief
	32	Independent auditors’ statement
	33	Senior management
	34	Chairman and executive directors
	34	Non executive directors
	36	Directors’ report
	39	Remuneration report
	52	Corporate governance
	57	Audit committee charter
	58	Shareholder information
	62	Useful addresses
	63	Financial calendar

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Chairman’s letter

Dear Shareholder
Demand was strong throughout 2005 for most of the metals and minerals we produce, and supply was generally tight. As a result prices of most products were well above the historical average trend. The buoyant conditions in our sector, together with Rio Tinto’s strategic positioning and strong operating performance, resulted in a second successive year of record profits.
     However, these favourable conditions are no basis for complacency. Our view of the world has not changed fundamentally. The reality is that we are in an inherently cyclical business – even if successive cycles have different characteristics. Our long term strategy for portfolio development, investment, capital management and operational excellence is designed to create shareholder value whatever the prevailing business conditions.

Results
Higher prices and increased production volumes in 2005 contributed to underlying earnings of US$4,955 million, US$2,683 million or 118 per cent above 2004. Net earnings were US$5,215 million compared with US$3,297 million in 2004.
     Cash flow from operations at US$8,257 million, including dividends from jointly controlled entities and associates, was also a record, and 85 per cent higher than 2004. Timely disposal of non core assets further strengthened our balance sheet which, in turn, helps to underpin our extensive capital investment programme and gives us the flexibility to pursue investment opportunities when and where they arise. In 2005 we saw significant investments and developments in a number of new areas.
      In the current environment of strong economic returns, we are aware of the potential for our balance sheet to become overly strong.
      Reflecting our large cash flows, we announced a substantial return of capital to shareholders totalling US$4 billion as part of our capital management programme. This comprises a US$1.5 billion special dividend (equivalent to US$1.10 per share), and a share buy back programme totalling US$2.5 billion by the end of 2007. This replaces the US$500 million remaining from the 2005 programme.
     The final dividend declared for 2005 under the progressive ordinary dividend policy brings total dividends for the year to 80 US cents per share, an increase of four per cent from 2004.

Sustainable development
Mining operates on long time horizons, and most of Rio Tinto’s mines and processing plants have operational lives spanning decades. A key part of our strategy therefore is to make social and environmental responsibility integral to our planning and decision making. We always seek to align our interests with those of the communities and environments where our operations are based. Rio Tinto regards corporate social responsibility as a vital determinant of commercial success. Investors relate positively to companies who have values they can identify with and we remain committed to the principles of sustainable development.
     We see a clear responsibility to help to address the challenges posed by climate change, to manage issues related to biodiversity, and to maintain effective product stewardship across the value chain of our products. I believe Rio Tinto has become a leader in our industry in these areas but we still have some way to go.

Board developments
In September we welcomed Sir Rod Eddington to the boards on his retirement as chief executive of British Airways plc. Rod is an Australian and was educated at the University of Western Australia and Oxford University where, as a Rhodes Scholar, he completed a doctorate in engineering science. He brings valuable new skills and experience to the board. Sir Richard Giordano, Leon Davis and John Morschel all retired from the boards after the 2005 annual meetings and Ashton Calvert and Vivienne Cox joined from 1 February 2005. I believe we have a very strong, well qualified and cohesive board which provides the right level of support and challenge to our executive team.

Forward outlook
Despite several challenges – including high oil prices, structural imbalances, and the potential for currency fluctuations – we believe the global economy will continue its recent positive trend, even if rates of growth slow somewhat.
     We are continuing to experience strong short term demand for our metal and mineral products. Demand from China remains particularly strong but risks remain of occasional “speed bumps” as the country’s social and economic structures adjust to the high rates of growth. Overall, we expect supply/demand balances to remain tight in 2006 with prices continuing to track above the long term trend.
     At some point the supply position will become more balanced and we will see a downturn in the cycle. While we are continuing to invest in increased production to provide long term supply assurance to our customers, and to maintain our market position, we focus on economically robust projects which we believe can deliver sustained profitability in varying market conditions.
     We are increasingly seeking to leverage our global reach and scale by delivering operational excellence, sharing of best practice between our businesses, and adopting common business systems and processes across the Group. I am confident that the continuing efforts of the Group’s talented and committed people all over the world will ensure we maintain a strong and competitive company, responsive to all opportunities which we believe can add value for our shareholders. The board is, once again, very appreciative of our employees’ major contribution in 2005.

Paul Skinner Chairman

2	Rio Tinto 2005 Annual review

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Chief executive’s report

The 2005 results were excellent. The mining industry is experiencing strong prices across most of its products. We were able to capitalise on the upswing with a strong operating performance that maximised production, while at the same time improving our safety record. We approved a number of major projects and concluded a number of well executed transactions. We are also introducing structural business improvements in the Group that are expected to yield long term benefits and position us for continuing strong performance when markets are not as buoyant.

Performance
As China’s industrial output soars and more than a billion people participate in a transformation of their living standards, the demand for the metals and minerals we produce has increased rapidly. Besides China’s large share of world growth, economic conditions were also stronger in Japan and the US.
     The level of demand sent the prices for copper, molybdenum, iron ore, coking and thermal coal, and alumina to historic peaks in nominal terms. Only time will tell whether the 2005 prices for these commodities represent cyclical highs. For its part, Rio Tinto concentrated on operational delivery, and we achieved record output in many areas.
     As a result, all product groups except Industrial Minerals increased their underlying earnings. Higher costs reduced earnings by US$598 million.
     In the current environment some cost increases are inevitable. Other costs are, in fact, desirable and make good business sense, such as increased exploration and project evaluation spending.
     Our business is cyclical. The increase in demand and consumption with the resultant rise in prices, provides an incentive for the industry to invest. This can lead to oversupply and some product substitution, which ultimately depresses prices. This effect produces “spikes” in the chart, above and below the average long term price trend. Rio Tinto aims to operate successfully and create value in all environments.
     How long the current strong price environment remains depends on how rapidly the industry is able to respond to the strong demand for most products. The response will differ from product to product.
     So far this response has been varied. In iron ore, major producers including

Rio Tinto are responding to demand through increased investment. In copper, the response has been impacted by significant interruptions in supply. In aluminium, in spite of strong demand growth, a period of strong investment in China has meant demand has been satisfied for the metal itself, although alumina is in short supply and prices have risen significantly. Finally, in both coking and thermal coal, there has been some response but infrastructure has been a constraining factor.
     Current market conditions may result in a longer period of above average prices than we have seen before. In fact Rio Tinto has modestly increased its long term price forecasts for some products for planning and investment purposes.
      While the cycle may be longer, there has been a significant impact on costs. Most mining inputs such as energy, supplies, equipment and labour have become more costly and in short supply. In energy, we paid 40 per cent more for fuel and 50 per cent more for natural gas in the US. Lead times to procure heavy mining equipment have risen from six to 12 months. Heavy mobile equipment tyres are in very short supply. Thanks to our established purchasing networks we have been able to secure supplies better than most.
Some specialist skills are also short and labour costs in a number of regions have risen significantly. The cost of oil and gas is unlikely to return to the prices prevailing previously. These factors may represent a structural increase in costs for our industry, but we constantly look for ways to use energy more efficiently and improve productivity across all our operations.
      Rio Tinto has a long track record of creating value through business improvement. A global approach to procurement has resulted in savings from purchases under Group wide contracts, while the establishment of Rio Tinto Shipping to leverage the scale of our bulk shipments has successfully reduced costs. On the operating side, the concept of combining business units in common geographic areas such as Rio Tinto Coal Australia and Pilbara Iron has led to cost effective rationalisation.
      We are currently entering the next phase in the evolution of business improvement. Our model of decentralised businesses with strong local management accountability has been a source of success. By making the most of our global scale and reach, we now want to ensure we maximise the sum of our parts.
     This means leveraging synergies across all our businesses through greater collaboration and the standardisation of successful operating practices. The use of improved information technology is part of the process.
      We are still in the early stages of this journey, but we are confident it will deliver considerable value. Improving performance together, as we call our programme, will create value through a combination of capital efficiency, higher volumes, higher revenues and improved productivity leading to lower costs. This goes to the core of our business, which is about first class operational delivery. We are developing a real sense of excitement about the scale,

Rio Tinto 2005 Annual review	3

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COORDINATED
SKILLS RECRUITMENT

Extraordinary growth in metals and minerals markets has resulted in strong demand for a variety of engineering and mineral science disciplines. In recent years Rio Tinto has taken a more globally coordinated approach to recruitment to ensure the Group maintains the skills it needs for the present and the future.
About 150 graduates were recruited in 2005 and development of talent internally is a high priority. Graduates have a real job from day one, working with people who are leaders in their fields. “This is an exciting time for our industry and some of the people who join now could find themselves	developing new projects or becoming involved in finding major mineral deposits,” says the Group project leader, Graduate Recruitment and Development, Errol Muir.
      Rio Tinto has established relationships with major universities in Australia, the US and the UK for management training and recruitment purposes. Recruitment on campuses emphasises that a career in the mining industry is an exciting career choice with above average pay.
In an article in The Times of London career supplement What it’s like to work for Rio Tinto…, working for the Group is described as “like a scene from King	Solomon’s Mines”. Rio Tinto project geologist Sam Roffey is featured as swapping Tunbridge Wells in England for South America. “Five years spent exploring for copper in Chile and Argentina made her fluent in Spanish, but then she was uprooted to become a diamond hunter in Australia.”
Sam is quoted as saying: “I’ve found myself being an environmentalist, donkey renter, accountant, helicopter navigator and agony aunt. There has been considerable responsibility from the very beginning, but it’s always been balanced with a good dose of adventure.”

Chief executive’s report continued

ambition and potential of the changes we have set in motion.

Strategy
We focus on long life, low cost assets. These assets will generate very strong cash flows when markets are buoyant. Just as importantly, they also deliver good returns when markets are weaker. Large world class orebodies give us options to expand capacity in line with demand, as we are doing today. Options can also be created by acquisition, especially where synergies exist.
     This was demonstrated in our Iron Ore group by the development of West Angelas following the acquisition of North Ltd in 2000, and the 2005 agreement to form a joint venture involving Hope Downs. The Hope Downs iron ore property in Western Australia is also a good illustration of our ability to evaluate and execute a value creating transaction quickly.
     Although the bulk of our operations are in Australia, the US and Canada, we have invested in many new frontier regions and will continue to do so. Our exploration programme is very broad, but wherever we conduct development, our projects will be subject to the same rigorous evaluation. Our approach is focused and measured –we are risk aware, but not risk averse.
     We are investing in Madagascar, we are evaluating exciting projects in West Africa (iron ore) and Argentina (potash by solution mining) and we have entered into a significant joint venture in Russia with Norilsk Nickel. There are advanced exploration projects in progress in Australia (iron ore), India (diamonds), Indonesia (nickel), Brazil (bauxite), South Africa (coal) and Turkey (copper).
     Our exploration portfolio is currently the best we have seen. We have a suite of projects and prospects with the potential to ensure we can maintain our growth profile. They provide a variety of new development options in all of our main product sectors over the next five years, many of which could become long life, quality assets – the hallmark of Rio Tinto.
      In 2005 we invested US$2.5 billion in the growth of the business and expect to spend an additional US$3 billion in both 2006 and 2007. We are demonstrating that in these times of buoyant demand Rio Tinto has the best opportunities for organic growth in its history, based on the number and scale of current and potential projects in our pipeline.
      Reflecting strong demand and our excellent resource position, we are making significant investments in iron ore. At the beginning of 2005 we had investment of US$1.3 billion already under way for the expansion of production and transportation capacity in the Pilbara. In April we committed another US$290 million to expanding three mines, followed in October by a further US$1.35 billion for additional port capacity and further mine expansions.
     In Industrial Minerals, in the first half of the year we completed an expansion of the upgraded titanium slag plant at QIT in Canada. Due to strong demand, we announced a further expansion to 375,000 tonnes per year which will be completed in 2006.
     The resource relating to our investment in Madagascar will support a 40 year mine life. Titanium dioxide feedstock reserves are more than 12 millon tonnes, with an additional 39 million tonnes of resources. At an ilmenite grade of 60 per cent, this represents the best undeveloped resource of this scale and quality. We are investing US$775 million of which US$585 million will be for the mine and port in Madagascar and US$190 million for upgrading related processing facilities in Canada. Production is due to commence in late 2008.
     Elsewhere, the development of a new mine at Cortez Hills in Nevada, US was announced, and the Diavik diamond mine in Canada closed off a second dike to permit mining of additional orebodies. At year end we commenced development of an underground mine at Argyle Diamonds at a cost of US$910 million and further expenditure to extend the life of mine at Rössing Uranium in Namibia to 2016.
      After taking a leading position in the financing and development of the Lihir gold mine in Papua New Guinea in the 1990s, we agreed with Lihir Gold in September to relinquish our management agreement and subsequently sold our 14.5 per cent interest in November for US$295 million.

4	Rio Tinto 2005 Annual review

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Summing up
The Group is performing well operationally, maximising the volumes of product we deliver into strong markets. These markets continue to look strong well into 2006.
     Whilst alert to merger and acquisition opportunities we are delivering our current projects and have an excellent array of organic growth options.
      Notwithstanding our record levels of investment and return of capital to shareholders, we are generating cash that is surplus to our needs, enabling us to manage and maintain a strong balance sheet and retain our capacity to take advantage of opportunities as they arise.
      In this buoyant climate we remain focused on business improvement as a priority by implementing a major new programme of renewal that will create value for shareholders in the future no matter what market conditions we face.
      Rio Tinto’s success is a tribute to the dedication and commitment of our employees. I thank my management team and employees throughout the world for the hard work they have put in and for their continued support.

Leigh Clifford Chief executive

Underlying/ adjusted earnings US$m (a) (b) (c)	Profit for the year (a) (b)	Cash flows from operations (a) (d) US$m	Margins % (a) (c) (e)

		Dividends from jointly controlled entities and associates	Underlying/adjusted earnings but before interest and tax, as a percentage of gross turnover.
Cash flows from consolidated operations

Net debt: total	Notes
capital % (a)	a)	The accounting information for 2004 and 2005 in these charts is drawn up in accordance with IFRS; but the information for 2001, 2002 and 2003 is as previously reported in accordance with UK Generally Accepted Accounting Principles (UK GAAP).
	b)	“Profit for the year” referred to above is measured in accordance with International Financial Reporting Standards (IFRS) in 2004 and 2005. The amounts presented for 2001, 2002 and 2003 represent the profit on ordinary activities after tax under UK GAAP, which also includes amounts attributable to outside shareholders. In monitoring its financial performance, the Group also focuses on that part of the Profit for the year attributable to equity shareholders of Rio Tinto, which is referred to as ‘Net earnings’, and on an additional measure called ‘Underlying earnings’. This latter measure, which is also based on the amounts attributable to Rio Tinto shareholders, is reported to provide greater understanding of the underlying business performance of Rio Tinto operations. It is defined and reconciled with Net earnings on page 29.
	c)	The underlying earnings chart includes adjusted earnings for 2001, 2002 and 2003. Adjusted earnings was an additional measure reported by the Group under UK GAAP, which was not the same as underlying earnings but is considered broadly comparable in its objective and content.
	d)	The analysis of cash flows from operations between jointly controlled entities and associates (previously joint ventures and associates under UK GAAP) and consolidated operations has been affected by the reclassification of certain operations under IFRS.
	e)	In this report, the turnover of parent companies and their subsidiaries is referred to as “Consolidated turnover”. Rio Tinto also reports a turnover measure that includes its share of jointly controlled entities and associates, which is referred to as “Gross turnover”. This latter measure is considered informative because a significant part of the Group’s business is conducted through operations that are subject to equity accounting.

Rio Tinto 2005 Annual review	5

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Iron Ore: Powering towards 200m tonnes per year

Rio Tinto's Western Australian iron ore operations Hamersley Iron and Robe River set new production benchmarks in 2005, with 143 million tonnes of iron ore shipped.

6 Rio Tinto 2005 *Annual review*

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The year was characterised by fast track development of simultaneous projects across mines, rail and ports. Capacity increases were achieved in a very tight market, with resources fully stretched and significant cost escalation pressures.
     Development projects were achieved with less than one per cent of lost time resulting from industrial disputes. Large price increases for iron ore sales were also achieved, up 71.5 per cent in 2005 and additional supply is anticipated through a new joint venture being progressed for the development of the Hope Downs deposits in the East Pilbara.
     The Expansion Projects group, formed in 2003 to manage the combined US$1.6 billion of expansion projects across the Western Australian iron ore operations, continued to increase the capacity of the business, delivering a number of projects on budget and ahead of schedule.
     Projects to increase the capacity of Hamersley Iron’s Yandicoogina mine from 24 to 36 million tonnes and Robe River’s West Angelas mine from 20 to 25 million tonnes were completed ahead of schedule in the third quarter. Robe also shipped the 50 millionth tonne of West Angelas ore. The duplication of 100 kilometres in two sections of the main Pilbara rail line progressed, with the southern section completed well ahead of schedule in mid-November. The northern section is likely to be completed ahead of schedule and within budget by the second quarter of 2006 to meet the 150 million tonnes per annum main line railing rate expected in the coming year.
     Work to connect the Hamersley and Robe power systems resulted in a new substation at Millstream commissioned in September to allow up to 40 megawatts to be transferred between the systems. The Dampier port upgrade to 116 million tonnes was completed, with the first ore from the new shiploader shipped in September 2005.
     Rio Tinto signalled its belief in the continued strength of the world iron ore market by committing US$290 million to expand Hamersley’s existing Mount Tom Price and Marandoo mines and construct new mine facilities at Nammuldi. Supporting these expansion projects was a new Tom Price residential subdivision started during 2005. In October, US$530 million

Rio Tinto 2005 Annual review	7

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IRON ORE GROUP

Top operational and project delivery
Rio Tinto’s Iron Ore group (RTIO) comprises operations and projects across four continents. Its contribution to 2005 underlying earnings was US$1,722 million, US$1,157 million higher than in 2004. Demand for iron ore continued to be extremely strong across the product range throughout 2005, driven by continued strong growth in global steel production and improvements in steel demand. Chinese iron ore imports rose 30 per cent year on year, and all parts of RTIO achieved record production in 2005.
     In Australia, RTIO wholly owns Hamersley Iron in Western Australia. Hamersley wholly owns five mines and also operates the 60 per cent owned Channar mine and the 54 per cent owned Eastern Range mine on behalf of joint venture partners. The Channar mine is a joint venture with an Australian subsidiary of Sinosteel Corporation and the Eastern Range mine is owned in joint venture with the Shanghai Baosteel Group Corporation.
     RTIO also includes Rio Tinto’s 53 per

cent interest in Robe River Iron Associates’ two mines in Western Australia. RTIO recruited strongly during 2005 to meet the workforce requirements of the expanding Western Australian operations, with more than 1,000 new employees joining Pilbara Iron and the Expansion Projects team. Pilbara Iron employs 3,850 people.
RTIO operates Rio Tinto’s 59 per cent interest in Iron Ore Company of Canada acquired in 2000. In 2005, RTIO assumed management of Rio Tinto Brasil which holds a 100 per cent interest in Mineração

Locations: Australia, Brazil, Canada

was committed to further expand the Yandicoogina mine from 36 to 52 million tonnes making it the largest in the Pilbara.
     An additional US$690 million was committed for a further expansion of the Dampier port, increasing capacity from 116 to 140 million tonnes. At the completion of the stage two expansion, Rio Tinto’s Pilbara port capacity will approach 200 million tonnes by end 2007. Environmental issues such as dust and noise are carefully managed as part of an ongoing community consultation programme across the port operations. A number of environmental improvements are proceeding at the Dampier port in parallel with expansion work. These improvements, totalling US$28 million, and the decommissioning of redundant equipment are part of the next phase of upgrade works at the port.
     Additional rolling stock and associated infrastructure costing US$113 million was also committed during 2005, taking Rio Tinto’s committed expansion programme to US$3 billion at year end. All of the capacity expansion programmes are underwritten by long term sales contracts.
     Rio Tinto has sought to secure

additional resources through an agreement to form a 50:50 joint venture with Hancock Prospecting Pty Limited for the development of the Hope Downs 1, 2 and 3 and East Angelas 1, 2 and 3 deposits. Detailed feasibility study work was completed for the project during the year. A number of studies are also underway looking at infrastructure to support the development of the Hope Downs mine, including the expansion of the port at Cape Lambert. This work and other studies looking at mine replacement options will be progressed in 2006.

Stockpiles of iron ore pellets cooling before shipment at IOC, Canada.	IOC’s Humphrey Main Pit at Labrador City, Canada.

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Corumbaense Reunida, known as Corumbá. In addition, RTIO includes the HIsmelt® direct smelting technology developed in Western Australia, and resources held globally, including the Orissa (India) and Simandou (Guinea) projects.
The commercial HIsmelt® plant built at Kwinana in Western Australia entered its commissioning phase in April 2005, with the first quantities of hot metal produced in mid-June 2005.	Iron Ore Underlying/adjusted earnings contribution US$m

For all years the amounts presented exclude net interest and other centrally reported items. A reconciliation with net earnings for 2004 and 2005 is set out on page 29. Product group earnings for 2004 and 2005 are based on underlying earnings as determined under IFRS. For 2001, 2002 and 2003, they are based on adjusted earnings, as determined under UK GAAP.

A loaded train with iron ore crosses the Pilbara region of Western Australia

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A powerful energy sector player

Rio Tinto, the second largest uranium producer in the world, approved in late 2005 a life of mine extension at Rössing Uranium in Namibia that will add another ten years to an existing 30 year mine life.

The largest and longest running open pit uranium mine in the world is to grow further with the addition of mining equipment and processing facilities at a total incremental and sustaining capital cost of US$112 million.
     Rössing started production in 1976 with an expected mine life of 20 years. In 2006 the mine will celebrate 30 years of production. If the extension plans had proved uneconomic, the mine was to have closed in 2009. 2006 will now mark the start of pre-stripping waste rock to expose new parts of the orebody while mining of the current orebody is completed. By 2008 there will be full production from the new location.
     About half the US$112 million cost will be for additional shovels, haul trucks and other mining equipment. Funds will also go on refurbishment of the processing plant to enable Rössing to return to its full production capacity of 4,000 tonnes per year within the next two years. The life of mine extension will require Rössing to add 150 employees to its complement of 830.
     The go-ahead follows nearly three years of economic and other studies on expansion plans and ends a long period of uncertainty. In its early years Rössing enjoyed prices for its uranium oxide product of up to US$45 per pound. As unspent uranium from disarmament programmes flooded the market in the early 1980s, demand for uranium oxide, along with the price, went into long term decline.
     The price reached rock bottom in January 2002 at US$7.90 per pound. Survival during the 20 year downturn was doubly difficult as Rössing was designed as a low grade, high throughput mine. Production cuts meant loss of economies of scale, but the mine hung on into today’s new era of higher prices, with uranium oxide trading at the end of 2005 at US$36 per pound.
     Though uranium by volume and revenue is a relatively small part of Rio Tinto’s portfolio, Rössing together with Energy Resources of Australia (ERA) make the Group a major player in an energy sector that may grow significantly in the future.
     A new entity, Rio Tinto Uranium, based in London, was formed in 2005 to combine the marketing functions of Rössing Uranium and ERA. It will undertake a centralised marketing role for Rio Tinto’s two uranium producers through a network of representatives in key markets. This will give a single point of contact for customers and greater efficiencies for ERA and Rössing.
     Rio Tinto’s view is that there are social, economic and environmental advantages and disadvantages associated with all forms of energy, including renewables, coal, and nuclear, but these issues can be managed.
     Chief executive Energy Preston Chiaro

says Rio Tinto’s energy strategy is based on the fundamental principle that the world needs more energy. “Global energy use is projected to increase by two thirds by 2030 and to treble by the end of the century. To meet society’s burgeoning demand, every possible source of energy needs to be expanded.
     “The world needs a whole portfolio of options, including fossil, nuclear and renewables. Our core competencies are obviously coal and uranium but Rio Tinto is very supportive of expanding renewable energy sources, whether it’s hydro, wind, or solar cells.”
     Rio Tinto believes that emissions of greenhouse gases resulting from human activities are contributing to climate change. Today nuclear power offers one of the most cost effective methods of near carbon dioxide free electricity generation. Current expansion and growth prospects for nuclear power are centred in Asia. Of the 27 units under construction worldwide, 16 are located in India, Japan, South Korea, China and Taiwan. Twenty two of the last 31 reactors put into service are also in east and south Asia.
     Rössing, which supplies uranium oxide to utilities in North America, Europe and Asia, started selling uranium oxide to China in 2004. The expansion of the mine’s production capacity is a vote of confidence that nuclear power will play an increasing role in the energy mix of the future.

Sizewell B nuclear power plant, UK (below) and (far right) stockpiles of coal at Hail Creek, Australia and a sample of uranium oxide at Rössing, Namibia.

ENERGY GROUP

Underlying earnings increase by 70 per cent
The Rio Tinto Energy Group portfolio comprises uranium, thermal coal and coking coal operations. Rio Tinto Energy group’s coal interests are in Australia and the US. They supply internationally traded and domestic US and Australian markets. It also includes Rössing Uranium in Namibia and Energy Resources of Australia which supply uranium oxide for electricity generation.
At 31 December 2005, the Energy group accounted for 14 per cent of Group operating assets and, in 2005, contributed	19 per cent of Rio Tinto’s gross turnover and 15 per cent of underlying earnings.
The Energy group’s 2005 contribution to underlying earnings was US$733 million, US$302 million higher than in 2004. Results benefited from a significant increase in prices received for both thermal and coking coal. Third party infrastructure issues continued to impede production growth in both Australia and the US. Operations focused on shifting emphasis to higher margin products and facilitating the further expansion of the new Hail Creek mine in Australia into a strong market

Locations: Australia, Namibia, US

8	Rio Tinto 2005 Annual review

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for coking coal.
The Energy group is a leading advocate of, and investor in, the sustainable development aspects of the future uses of coal and uranium. In 2005 the group contributed resources and investment funds to the FutureGen clean coal research project in the US, the COAL21 project in Australia and the International Energy Agency Clean Coal Centre.	Energy Underlying/adjusted earnings contribution US$m

See chart note in Iron Ore section on page 6.

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INDUSTRIAL MINERALS GROUP

One-off costs decrease earnings
Rio Tinto’s Industrial Minerals group produces borates, talc, industrial salt, and titanium dioxide feedstock. It is a global leader in the supply and science of these products. Beginning in 2006, Rio Tinto Borax, Luzenac talc and Dampier Salt are combining their management and systems to form a new organisation, Rio Tinto Minerals. Together with Rio Tinto Iron & Titanium, the two will form the Industrial Minerals product group effective in 2007.
At 31 December 2005, Industrial Minerals accounted for 14 per cent of the Group’s operating assets and contributed approximately 12 per cent of Rio Tinto’s	gross turnover in 2005. Approximately 7,000 people were employed in 2005.
Industrial Minerals’ contribution to 2005 underlying earnings was US$187 million, 23 per cent lower than in 2004, reflecting significant one-off costs of US$42 million after tax including provision for restructuring in relation to the formation of Rio Tinto Minerals. There were also increased energy and distribution costs at all business units. Dampier Salt and Rio Tinto Iron & Titanium incurred high initial operating costs for commissioning of a new plant and the upgraded titanium slag (UGS) expansion respectively. Rio Tinto Iron & Titanium also incurred a one-off tax	expense of US$13 million.
      Rio Tinto Borax’s earnings were 48 per cent lower at US$48 million. The borates business was impacted by lower sales volumes and increasing energy and distribution costs. Rio Tinto Borax also incurred a one-off restructuring cost of US$12 million after tax in relation to the formation of Rio Tinto Minerals.
Rio Tinto Iron & Titanium earnings at US$128 million were ten per cent higher than in 2004. Strong price performance across all products, combined with increased volumes and good cost performance at Richards Bay Minerals led to this strong performance.

Locations: Borates_ Argentina, Europe, US, Salt_Australia Talc_ Australia, Europe, North America, Ti02_ Canada, South Africa Zinc, Lead, Silver_US

streamline systems to reduce duplication and capture new opportunities for growth.
     “The time is right for a cohesive commercial strategy in developing economies like China, Eastern Europe, the Middle East and India where demand for higher quality raw materials is rising steadily,” said Andrew.
     The businesses’ brand names are being preserved – 20 Mule Team® borates, Luzenac talcs and Dampier salt. Value will be created through a unified approach to common markets. For example testing the use of borates in processing wood pulp has already been supported by Luzenac’s knowledge of the paper market. The transfer of zinc borate sales for fire retardants from the Borax brand to Luzenac has also proved successful.

Borates, talc and salt have remarkable qualities that contribute to making our way of life more sustainable. Rio Tinto Borax supplies 43 per cent of the global demand for refined borates with 2,500 customers in nearly 100 countries. Borates go into glass products, oven-to-table ware, glass fibre and ceramics. In agriculture, borates are an essential nutrient for plants and form part of a healthy diet.
     Dampier is the world’s largest salt exporter. Salt is essential to life, and indispensable to a wide array of chemical and other industries. Sodium chloride is used in health care, in water treatment (it relieves stress in aquariums), and as an anti-freeze. As the main source of chlorine, salt makes hundreds of products possible, including automotive parts, construction materials, electronics, medicines and sporting goods.
     From mines and mills in Europe, North America and Australia, Luzenac supplies a quarter of the world's talc and is a leader in the science of this mineral. Talc is naturally water repellent, soft and inert. It enhances performance in the manufacture and use of products that include paper, paints, plastics, ceramics, personal care items, agriculture and pharmaceuticals.
     Rio Tinto Minerals will maintain its foundation businesses’ strong focus on safety and corporate social responsibility. The development of the new operating organisation started in November 2005, and will be completed by January 2007.

Aerial view of Borax’s facilities and mine in the
 Mojave Desert, California, US.

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Industrial Minerals Underlying/adjusted earnings contribution US$m See chart note in Iron Ore section on page 6.	Above, Luzenac’s talc operations at Three Springs Talc, Australia and, right, Yellowstone, US.

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Beginning in February 2006, three of Rio Tinto’s industrial minerals businesses, Borax (borates), Luzenac (talc) and Dampier Salt, are combining management and systems to form a new and more efficient organisation called Rio Tinto Minerals.

Together with Rio Tinto Iron & Titanium, the two form the Industrial Minerals product group. The Industrial Minerals portfolio is one of the sources of differentiation between Rio Tinto and its diversified mining sector peers. The businesses add value not easily replicated elsewhere in the mining industry, providing direct exposure to high growth markets, such as construction, chemicals, pulp and paper, automotive and agriculture.
     The decision to take a new approach arises from the need to improve returns from these businesses and take advantage of new opportunities. Combining the businesses holds the greatest probability for success in achieving major improvements in Industrial Minerals's safety record, competitiveness and options for growth.
     Chief executive Industrial Minerals Andrew Mackenzie says the change is a logical step in Rio Tinto’s continuous efforts to improve performance and develop common systems and practices. Combining management resources will allow efficiencies of scale and an integrated approach to developing new product applications and markets to better serve customers.
     “Individually these businesses are quite small. The objective is to form a business unit that is capable of operating on a scale comparable to other Rio Tinto business units.” The elimination of areas of duplication will offer synergies amounting to tens of millions of dollars.
     Focal points for Rio Tinto Minerals and the rest of the product group are to improve safety, achieve operational excellence, integrate an approach to serving common markets to build revenues,

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Demand rises higher

Top, conveyor belts transport bauxite for shipment at Lorim Point, Weipa Australia. Centre, Comalco Alumina Refinery, Gladstone, Australia.
Bottom, bauxite in the washing process at Comalco’s Andoom plant, Weipa, Australia.

When the world’s largest passenger aircraft, the A380 Airbus, took flight for the first time in 2005, its wings contained high purity aluminium from Rio Tinto Aluminium (RTA).
The special aluminium alloy used is an example of how far aluminium has come over the last century and why it is now the world’s second most important metal after steel.
     Few people realise aluminium is a new metal historically speaking – only being produced in industrial quantities in the last 100 years. And, as living standards rapidly increase in developing countries such as China and India, aluminium’s unique characteristics will see it make an even greater contribution to sustainable societies over the next century.
     The use of aluminium in transport is widespread and has helped drive global demand. High purity aluminium is more reliable from a performance perspective than many other metals and well suited to critical transport applications, such as the A380 Airbus, where quality enhances safety.
     Rio Tinto Aluminium’s wholly owned subsidiary, Comalco, produces some of the highest purity aluminium in the world. Made by New Zealand Aluminium Smelters (Rio Tinto: 79.4 per cent), the 99.98 per cent purity aluminium is a highly sought after product.

As demand for Rio Tinto Aluminium’s product increases, the business is looking to better understand the overall contribution of aluminium in a sustainable society. This means reconciling the energy consumed in the production of aluminium with the net benefit for the global community.
     To understand the issue, it is important to look at the extraordinarily strong bond that links an atom of aluminium to an atom of oxygen. It is a bond that can only be broken by a considerable amount of energy in the form of electricity. This helps explain why aluminium was a “late bloomer” in the industrial sense. It had to await the age of electricity before the world could experience the benefits of its strength, lightness and resistance to corrosion.

ALUMINIUM GROUP

Stronger prices increase earnings
Rio Tinto Aluminium (RTA) is made up of Rio Tinto’s wholly owned, integrated aluminium subsidiary, Comalco, and its 51 per cent share in Anglesey Aluminium. RTA's primary aluminium is produced by smelters at Boyne Island at Gladstone in Queensland (59.4 per cent), Bell Bay (100 per cent) in Tasmania, Tiwai Point (79.4 per cent) in New Zealand and Anglesey	Aluminium (51 per cent) in Wales.
     At 31 December 2005, the Aluminium group accounted for 21 per cent of Rio Tinto’s operating assets and in 2005 contributed 13 per cent of gross turnover and eight per cent of underlying earnings.
RTA’s contribution to 2005 underlying earnings was US$392 million, an increase of 18 per cent. Stronger aluminium prices increased earnings by US$106 million with	the average three months aluminium price in 2005 at 86 US cents per pound compared with 78 US cents per pound in 2004. The effect of the weakening US currency reduced Aluminium’s earnings by US$34 million.
RTA is a major supplier of bauxite, alumina and primary aluminium to world markets. It employs some 4,300 people. RTA has a large, wholly owned bauxite mine at Weipa on Cape York Peninsula,

Locations: Australia, Italy, New Zealand, UK

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Aluminium smelting is an energy intensive process in a world that is increasingly concerned about climate change and global warming. A sizeable proportion of greenhouse gases come from industry and in particular from electrical power stations that burn fossil fuels.
     Some people refer to aluminium as “solid electricity” and, despite the fact that only about one per cent of global greenhouse gases can be attributed directly to the aluminium industry, aluminium does have a case to answer.
     In 2006 and beyond, RTA will be working to address energy usage and emissions on both a short and long term basis. The immediate response is to drive onsite energy efficiency and greenhouse gas emission reduction programmes. These are being built in to annual planning cycles and improvement programmes.
     RTA will focus strongly on emission reductions across all its sites covering the entire production chain from mining through to refining and smelting. RTA will continue to invest in research into the “drained cathode cell”. This new generation aluminium smelting technology has the potential to reduce electricity use by ten per cent. In addition, RTA will be looking at technological and public policy options including:

•	Supporting research and development on near zero emission coal fired electricity generation.
•	Working with stakeholders to identify
other opportunities to improve RTA’s emission reduction performance and to investigate offsets.

Aluminium’s ability to be recycled repeatedly with no impact on its attributes, coupled with energy savings of around 95 per cent compared to production, makes aluminium a sustainable alternative to many other metals. Of the 700 million tonnes of aluminium ever produced, over 500 million tonnes are still in use.
     Rather than being “solid electricity”, aluminium is more an enormous store of energy that is constantly being recycled. In this sense, aluminium can be used to make a positive contribution to a more sustainable lifestyle now and in the future.

Queensland. A US$150 million mine expansion was completed on time to supply the bauxite requirements of the new Comalco Alumina Refinery. In 2005, RTA continued to invest in the Weipa bauxite mine to underpin the 2004 expansion.
Construction of the first stage of the wholly owned Comalco Alumina Refinery at Gladstone in Queensland was completed in late 2004, ahead of schedule and close	to the budget of US$750 million. Rated capacity is due to be reached by the end of 2006. There is potential for capacity to be increased to over four million tonnes with stage one and stage two expansions.	Aluminium Underlying/adjusted earnings contribution US$m	See note in Iron Ore section on page 6.

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Copper hot, Molybdenum hotter

Above, Kennecott Utah Copper’s Bingham Canyon mine, overlooked by the Oquirrh mountain range, Utah, US.
Kennecott Utah Copper’s Bingham Canyon mine outside Salt Lake City, US, has produced more copper metal than any mine in history – about 17 million tonnes.

But along with the main payload of copper come several other minerals, notably gold, silver and molybdenum.
     Until recently, molybdenum was viewed as a useful but unexciting fellow traveller to the mine’s overall output and performance. Today however, thanks to buoyant market conditions and the expansion of the processing facilities at the mine, molybdenum has moved up to become a major earner for Kennecott. In 2005, the contribution to earnings from molybdenum exceeded US$700 million compared with US$30 three years ago.
     Kennecott generally produces molybdenum at a rate of between 20 million and 25 million pounds per year. Production has been as low as ten million pounds but in 2005 it reached 34 million pounds. Molybdenum oxide prices have been riding high for the past two years, reaching an all time high of US$40 a pound in June 2005. This price explosion is noteworthy because, apart from a short term surge in the mid 1990s, prices over the last decade were consistently below

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COPPER GROUP
Earnings up 135 per cent
Rio Tinto’s Copper group comprises Kennecott Utah Copper in the US and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa, and the Resolution Copper project in the US. The group has management responsibility for Kennecott Minerals Company in the US.
     The group’s contribution to underlying earnings was US$2,020 million, 135 per cent higher than in 2004. The Copper group also produces gold and molybdenum as significant by-products. At 31 December 2005, the group accounted for 17 per cent of Rio Tinto’s operating assets and, in 2005, contributed approximately 23 per cent of gross turnover, of which 61 per cent was from copper, 20 per cent from molybdenum and the remainder mostly from gold. It accounted for 41 per cent of underlying earnings in 2005.
     Stronger markets, especially for molybdenum, accounted for the improved result. The average price of copper was 166 US cents per pound compared to 130 US cents in 2004. The average price of molybdenum was US$30.7 per pound compared to US$14.6 per pound in 2004. The average gold price of US$444 per ounce increased by nine per cent.
Kennecott Utah Copper’s contribution to underlying earnings was US$1,037 million compared with US$311 million in 2004. Molybdenum production was significantly increased due to a refocus of the mine plan in response to significantly

Locations: Australia, Chile, South Africa, US

About molybdenum
Molybdenum is a metallic element frequently used in alloys with stainless steel and other metals. It enhances the metal’s toughness, high temperature strength and corrosion resistance.
      Although steel is its single biggest market, molybdenum is also widely used in the manufacture of super alloys, lubricants, chemicals and electronic products. It can be found in a vast range of steel equipment, from high speed tools such as drills and saw blades to pipework for the offshore oil and gas industry. Molybdenum alloys are used in a wide variety of civil construction projects – for example in the exterior cladding of spectacular buildings like the Petronas Towers in Kuala Lumpur, Malaysia.
One of molybdenum’s most valuable features is that, unlike other heavy metals, its compounds are of low toxicity. This makes it an especially suitable alloy material for manufacturing the vessels used in the pharmaceutical, food and chemical industries.	US$5 per pound, and for long periods were barely half that.
     Kennecott (Rio Tinto: 100 per cent) is now the fourth largest molybdenum producer in the world and has a ten per cent share of the North American market for metallurgical molybdenum, ten per cent of the market in Europe and four per cent in Japan.
     During the course of 2005, Kennecott modified the mine’s operating plan to exploit the favourable conditions in the molybdenum market. Production was boosted by working an area of the mine where molybdenum yields were higher but where the copper deposits were of a lower grade. As a result, less copper was produced but the higher molybdenum output more than outweighed this.
     A further example of responding flexibly to the realities of the marketplace can be seen at the nearby Copperton concentrator plant. In the past, molybdenum concentrate was put through a series of processes involving mechanical flotation cells and a heat and silica flotation procedure. More mechanical cells have now been added and the old heat and silica processes eliminated.
     This change, coupled with a new computerised control system, has boosted the amount of recoverable molybdenum by up to ten per cent. A second expansion of the molybdenum plant will go on line in March 2006, increasing still further its production capacity and improving the quality of the molybdenum concentrate.
Ironically, it was weak molybdenum prices in 2002 which spurred the search for these greater operating efficiencies but the subsequent price surge has made their introduction even more beneficial.	Prices drifted somewhat in the closing months of 2005 but the current period of high prices – only the third significant peak in the past 25 years – is remarkable because of its prolonged duration. While a higher price regime is unlikely to be sustained indefinitely, market factors – healthy global demand, a shortage of molybdenum roasting capacity, and reduced output of the metal in China – suggest that a fall to the traditional low price levels is improbable in the medium term.

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higher molybdenum prices. Rio Tinto’s share of earnings from Escondida increased by US$196 million to US$602 million. Mined production of copper was up five per cent.
     The earnings contribution from the Grasberg joint venture increased by US$200 million to US$232 million chiefly as a result of the continuation of full production after the material slippage in October 2003. Palabora recorded a profit of US$19 million in 2005 due to improved performance of underground production.
Copper Underlying/adjusted earnings contribution US$m See chart note in Iron Ore section on page 6.

Above, crusher in Palabora’s underground
mine, South Africa.
Left, gold pour at the Cortez gold mine,
Nevada, US.
Far left top, ceramic disk filters dry the final
concentrate at Northparkes, Australia.
Far left bottom, the tailings thickeners at
Los Colorados ore concentrator,
Escondida, Chile.

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Copper pour at 2180° Fahrenheit at Kennecott Smelter, Utah, US.

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Diamonds:
investing for
a bright future

     Rio Tinto is affirming its
confidence in the
prospects of its
Diamonds business by
undertaking two major
capital investment
projects, one at Argyle in
Australia and the other at
Diavik in Canada.

Close up of an uncut Argyle pink diamond.

Costing more than US$1 billion, the Argyle and Diavik two projects will help ensure that Rio Tinto’s production of diamonds keeps pace with market demand over the next ten to 15 years.
     The Argyle mine (Rio Tinto: 100 per cent) in Western Australia produces more diamonds than any other mine in the world. Since 1985, when the main ore body was developed, it has supplied more than 500 million carats to world markets and is currently producing about 30 million carats a year.
     This prolific source of diamonds is not inexhaustible. By 2008, open pit operations will cease to be economically viable. After a comprehensive feasibility study, a decision was made in late 2005 to extend the mine’s life by investing US$760 million on converting to underground mining operations. As a result, Argyle’s future is now assured until at least 2018.
     Work is already under way on developing the underground operation but it will take three years to bring it fully on stream. In the meantime, a further US$150 million will be spent on a new open pit cutback that will help maintain Argyle’s production levels in the transition period, and beyond, as the open pit operation is wound down and the new underground mine is ramped up.
     A vital factor behind the go ahead was a reduction in the royalty payable on the more costly underground production and the waiving of some secondary processing obligations by the Government of Western Australia. Revised pricing arrangements with Argyle’s customers, most of whom are in India, will also help ensure the mine’s economic health.
     The orebody will be mined using the block cave technique being employed with success at some of Rio Tinto’s copper mines. This is a bulk mining method that does not require ongoing drilling and blasting. It involves undercutting the orebody to induce fracture and collapse of the ore by gravity. Ore is then collected underground and sent to the processing plant on the surface via a network of conveyors.
     Once in full production, Argyle’s output will be about 20 million carats a year compared with its historical average of about 34 million carats.

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DIAMONDS GROUP

Earnings reflect robust demand
The Diamonds group comprises Rio Tinto’s 60 per cent interest in the Diavik Diamonds mine in Canada, the wholly owned Argyle mine in Australia, Rio Tinto’s 78 per cent interest in the Murowa mine in Zimbabwe, and diamond sales and representative offices in Belgium and India.
     At 31 December 2005, Diamonds

accounted for seven per cent of the Group’s operating assets and, in 2005, made up five per cent of Rio Tinto’s gross turnover.
     Diamonds contributed US$281 million to underlying earnings, an increase of US$93 million from 2004, assisted by a strong diamond market and the solid performance by Argyle, Diavik and

Murowa. The rough diamond market remained strong for most of 2005 with the Rio Tinto product offering in great demand. Seasonal softening toward the end of the year was mainly due to holidays and festivals in the key customer markets.
     The group’s focus is the mining, recovery and sale of rough natural diamonds. In keeping with Rio Tinto’s

Locations: Australia, Canada, Zimbabwe

Uncut diamonds, recovered from the Diavik diamond mine, Canada.

Improving performance together
Rio Tinto has embarked on a new phase of business improvement it has called Improving performance together. Led by Keith Johnson, in addition to his role as chief executive Diamonds, this is a set of internal initiatives to enhance collaboration across all of Rio Tinto’s businesses to deliver additional value.
     The initiatives build on the Group’s existing strengths in core areas such as mining, processing, marketing and asset management. They also look at fundamental processes such as investment opportunity generation, planning, information technology and how key Groupwide functions are organised.
     By tapping into the expertise of employees worldwide, the Group is systematically identifying where already high standards of performance can be further improved and where they should be replicated.
     The work began in 2005 and is gaining momentum in 2006 as projects are introduced at key sites and lessons learned are shared between operations. Tangible results are already being recorded that open up exciting opportunities. To embed the improvements being brought about, refinements are being made to the way the Group is organised and, so that the Group works together more closely.
     Improving performance together aims to ensure that Rio Tinto maximises value creation whatever the market conditions.

In Canada’s Northwest Territories, work is proceeding apace on facilities that will allow a new diamond pipe to be opened up at the Diavik mine (Rio Tinto: 60 per cent).
     The four diamond bearing pipes at Diavik lie under the icy waters of Lac de Gras, which meant a radical mining solution had to be found. Rio Tinto’s answer was to create an artificial dike round the site of the orebodies, which lie just offshore of a 20 square kilometre island, and then pump out the lake water so that open pit mining can take place on the dry lake bed.
     The original plan for Diavik, which began operating in 2003, was to exploit only two of the four pipes, leaving the other two to be developed in turn at some future date, as and when conditions allowed.
     However, thanks to the unexpectedly high quality and yield of diamonds from the first two pipes and to buoyant market conditions and a better than expected performance from the on site ore processing plant, a decision was taken in 2004 to advance the development of one of the two remaining pipes.
     Construction work began in 2005 on a second dike that will allow open pit mining of the A418 orebody from 2008. The cost of this new 1.3 kilometre dike will be some US$190 million. The wall of the new dike was closed in October and during the course of 2006 rockfill will be added inside the dike. A central concrete cut off wall will be constructed and grouting will make the dike water tight. Then, in 2007, fish inside the dike will be captured and released outside the dike, the lake water will be pumped out and pre-stripping and open pit mining will begin.

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values, the group is a leading proponent of the Kimberley Process and driver of programmes such as the Business Excellence Model and partnerships like the Council for Responsible Jewellery Practices to ensure suppliers, partners and customers operate to acceptable standards of social and environmental responsibility. Rio Tinto sells its diamonds	through its marketing arm, Rio Tinto Diamonds, in line with strict chain of custody process allowing the sale of diamonds according to their mine source in order to gain the benefits of origin.	Diamonds Underlying/adjusted earnings contribution US$m	See note in Iron Ore section on page 6.

Argyle requires all employees and contractors to respect the rights and concerns of local Aboriginal communities.	A diamond is inspected for flaws using a hand loupe at Murowa, Zimbabwe.

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Diavik diamond mine in Canada's Northwest Territories.

Rio Tinto 2005 *Annual review* 17

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EXPLORATION GROUP

Increased activity raises expenditure
Cash expenditure on exploration in 2005 was US$264 million and the pre-tax charge to underlying earnings was US$250 million, a US$60 million increase over 2004, reflecting a further increase in iron ore exploration in Western Australia, the growth of high quality projects in the Exploration pipeline and further acceleration of evaluation on significant projects by product groups during the year.

Exploration in 2005 focused on advancing the most promising targets across the spectrum of grassroots, generative, drill test stage, and near mine programmes. Encouraging results were obtained from a number of locations.
     An order of magnitude study was completed on the La Sampala project (nickel, Indonesia). In the Pilbara region of Western Australia five new iron ore deposits were handed over to the product group evaluation team.
     Since 2001 five projects have moved from exploration to the next stage of project evaluation including Resolution (copper, Arizona, US), Potasio Rio Colorado (potash, Argentina) and Simandou (iron ore, Guinea). In addition to these projects, near mine exploration has also been undertaken. Where resources have been supplemented or additional resource discovered this has been reported by

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new horizons

Nearly 90 per cent of the Rio Tinto Group’s assets are located in Canada, the United States and Australia, countries with strong democracies and clear regulation. This is not to say the Group has been afraid of embarking on operations elsewhere. Rio Tinto operated in central Africa in the 1950s. Successful mines have been developed in South Africa, Namibia and remote areas of Indonesia and Brazil.
      Today, as global investment conditions improve and modern exploration techniques are applied in new places, destinations for investment are opening up. Over the next ten years, Rio Tinto’s percentage of assets outside its traditional homelands is likely to increase.
     A case in point was a project started in 1996 when Rio Tinto Exploration began reconnaissance of the Simandou Range in Guinea, west Africa, following reports of iron ore mineralisation. Exploration work led to the discovery of a new iron ore district “off the map” from Rio Tinto’s traditional operating locations. A very significant deposit of high grade and high quality iron ore was outlined and a prefeasibility study is under way. There are many more mineral targets for further investigation.
     Elsewhere, in Madagascar, a country not previously thought of as a mining centre, Rio Tinto discovered one of the best quality deposits of ilmenite – a mineral from which titanium dioxide is derived. In 2005, QIT Madagascar Minerals, a subsidiary of Rio Tinto, started developing an ilmenite mine and port at Fort Dauphin which is expected to be a model of how mining can help the developing world.
     In neighbouring Zimbabwe, the Murowa diamond deposit was discovered by Rio Tinto geologists in an area where diamonds had never been recorded before. After years of evaluation the first diamonds were produced in September 2004. Expansion options are being studied.
     In Russia, Rio Tinto plans to focus on making greenfield discoveries. The recently announced joint venture to participate in exploration in Russia with Norilsk Nickel will provide unrivalled access to Siberia’s vast eastern districts.
     Russia is endowed with great resource wealth and is under explored using modern methods. Rio Tinto has experience in exploring and mining in northern terrains, and sees itself as well positioned to leverage this experience in Russia, given the right circumstances.
     By linking up with a premier Russian partner that has the contacts, capabilities and experience in Russian mining, Rio Tinto’s risk is reduced. The Group has opened an office in Moscow and also maintains an exploration presence in China with an office in Beijing.
     The portfolio of advanced exploration projects include nickel in Indonesia, diamonds in India, coking and thermal coal in South Africa, copper in Turkey and ilmenite in Mozambique.
     As the centre of gravity shifts, Rio Tinto’s commitment to exploration will become increasingly important as a competitive advantage. Projects are likely to emerge in less familiar territory, but subject to the same rigorous investment criteria and risk management processes as in the past.
     The group seeks to develop new projects faster and the exploration focus may gradually shift the location of the group’s activities.

Field crew collecting magnetic data in Arizona, US.

A community consultation in Madhya Predesh, India.

Large drill rig at the Potasio Rio Colorado project, Argentina.

the respective product group.
     Diamond exploration continued in Canada, southern Africa, Mauritania, Brazil and India. A number of diamond bearing kimberlite pipes were discovered and follow up test work is in progress to gauge economic potential. The Indian diamond programme is showing early promise.
     Copper exploration continued in Turkey, Kazakhstan, Peru, Chile, Argentina, Mexico and the US. Drilling encountered copper mineralisation in Turkey and the US, warranting further follow up drill testing.
     In December Rio Tinto was successful in winning tenders for the evaluation of the La Granja copper project located in northern Peru and the Jarandol concession hosting the Piskanja borate deposit located in southern Serbia. The La Granja bid comprises a US$60 million investment in exploration and feasibility work and staged payments to the Peruvian government of US$22 million.
     During 2005 a single integrated HSEC management system was developed and introduced across the Exploration group. In December the group received ISO 14001 certification covering the environmental management activities in its four core geographical regions.

Rio Tinto 2005 Annual review	19

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Moving ahead

Modern technology continues to push the boundaries of possibility and achievement in mining and processing.

Advances enable new resources to be accessed and produced safely and economically to supply essential needs to growing populations. In 2005, Rio Tinto’s Technology group made progress in the recovery of copper resources.
      The majority of metal and mineral concentrations in the earth are not accessible with current mining techniques, most of which cannot reach much deeper than three kilometres. Technologies that increase depth and accessibility safely and economically with a negligible environmental footprint could yield large increases in ore reserves globally.
      At the Resolution Copper project in the US (Rio Tinto: 55 per cent) drilling in 2003 intercepted a large body of mineralisation underneath the historic Magma mine, 2,000 metres (7,000 feet) below surface. Studies are under way into the feasibility of developing a new mine beneath the workings of the old. This is expected to take about ten years.
      If the project is approved, the deeper mine will present a major engineering challenge. The mineralisation is deeper than most copper deposits and the rock is highly stressed. Located near a subterranean hotspot, rock temperatures reach 80F (27C). These factors have been mastered elsewhere in the mining industry but not all three at once. Block cave mining technology is being evaluated to address the challenges.
      This underground bulk mining method requires significant and diverse skill sets,

not immediately available off the shelf. Rio Tinto has direct experience with the method at Palabora in South Africa and Northparkes in Australia as well as from its joint venture relationship at Grasberg in Indonesia. It is being employed in the US$760 million underground extension of the Argyle diamond mine in Australia. Learning the technology is giving the Group a unique capability, matched by Rio Tinto’s organisational depth and breadth.
     On the mineral processing side, in late 2005 Rio Tinto won the tender in Peru for privatisation of the La Granja copper project. This is a deposit suited to conventional open pit mining. It contains more than two billion tonnes of copper ore. But with modest grades and difficult mineralogy it will need low cost processing technology to extract value.
      Instead of looking at La Granja as a conventional milling operation producing concentrates for export, Rio Tinto is conducting a feasibility study aimed at demonstrating a sulphide bioleach capability with recovery of copper metal using bioleaching and electricity (electrowinning).
      This would be similar to the method being employed at a new dump leach project at Escondida in Chile in which Rio Tinto has a 30 per cent interest. At La Granja it is very early days, but initial testwork has been encouraging. The approach shows Rio Tinto’s willingness to take the path of technical innovation, which involves risk but has a commensurate upside.
      Bioleaching is the deliberate use of common strains of bacteria to speed the chemical release of metals from ores. By adding bacteria charged solutions of dilute sulphuric acid and ferric sulphate and blowing air through heaps of broken ore the bacteria are encouraged to multiply. They flourish and decompose the sulphides, thereby assisting chemical reactions that dissolve copper out of the ore. The method of metal extraction contributes to sustainable development by producing copper from previously uneconomic resources.
     Also contributing to sustainable development is ‘clean’ copper smelting technology developed in part by Rio Tinto and in use for over ten years at the Kennecott smelter in Salt Lake City, US. The technology is now being applied in a new copper production plant under construction in China.
     The smelter and refinery project in China is based on Outokumpu of Finland’s flash smelting, and the Kennecott-Outokumpu flash converting, technologies. The design of the Yanggu Xiang Guang Copper Company plant is the first use of flash converting outside Rio Tinto’s Kennecott facilities and will attract licence fees for Rio Tinto.
      The technology is capable of achieving an exceptionally high level of emission control to protect the environment relative to traditional technologies. Because the new smelter is sited in the heart of an agricultural region, this was a major factor in selection of the technology.
      Longer term, the project affords Rio Tinto positioning in the rapidly expanding copper smelting and refining business in China, which may have a bearing on the Group’s future mining projects, including Resolution Copper.
      Construction of the Yanggu smelter commenced in 2005. The project is on a fast track for completion in late 2006.

TECHNOLOGY GROUP

Driving technical improvements
The charge for the Technology group, including Health, Safety and Environment, against net earnings was US$41 million, compared with US$36 million in 2004. The increase was due to the greater level of activity in all Technology group units.
      The Technology group provides a central platform to support Rio Tinto’s operations, future growth and profitability.

It provides a world class technology based service to the product groups, their businesses and the corporate centre.
     Through the Health, Safety and Environment unit, assurance is provided to the board with regard to the development and implementation of Rio Tinto’s Safety, Occupational Health and Environment policies and standards.
All units in the Technology group	identify, share and implement leading practice across Rio Tinto. Collaboration in knowledge capture and dissemination is a key requirement for all staff.
Throughout 2005 Technology group staff were a core part of the Improving performance together programme, driving the implementation of a number of initiatives to create value for the Group through a combination of capital efficiency,

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with technological advances
Monitoring the calcination section of the Comalco Alumina Refinery, Queensland, Australia.

higher volumes, higher revenues and
improved productivity.
The total staff in the Technology group at year end was 343 compared with 362 in 2004. The decrease was due to reassignment of some support functions to the Rio Tinto Shared Services group.
	The massive 4km by 2km sulphide ore leaching pads under contruction at Escondida, Chile.	The extraction level access road in Northparkes’ block cave mine, Australia.

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Chain of value sustains thousands

The Argyle mine produces a quarter of the world’s diamonds by volume. Since 1983 it has underpinned the economy of its host region in north western Australia. And since 1989 when Argyle started selling gems into India for cutting and polishing, it has sustained multiple aspects of Indian industry and society.
     The approval in late 2005 of an underground project to extend the life of the mine from 2008 to 2018 therefore prolongs the livelihoods of many, including employees, local businesses, and people involved in the step by step addition of value after the diamonds are recovered from the ground.
     The mine extension means the continued direct employment of more than 220,000 cutting and polishing technicians 6,000 kilometres away in India. Counting the average household size of five per family, the industry accounted for by Argyle in India can be said to support over 1.2 million people.
     The diamond business is shaped like a pyramid. At the top are a handful of major mine producers – Rio Tinto is the third largest supplier by value in the world – and beneath them the 100 or so dealers who buy direct allocations of stones from the majors. There are also a large number of cutters and polishers without direct access to mined supply who rely on the secondary market where rough diamonds are traded. The resulting polished diamonds are then

Argyle land agreement. Rio Tinto has directly negotiated more than 70 mine development and exploration access agreements with Aboriginal groups.

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finding the right balance

Rio Tinto 2005 *Annual review* 23

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SUSTAINABLE DEVELOPMENT

How to contribute to sustainable development
Rio Tinto has made a strategic commitment to sustainable development, in the belief that acting responsibly will result in long term business benefits such as lowering risks, reducing costs, creating options, and leveraging reputation.
      It is corporate policy that Group

businesses, projects, operations and products should contribute constructively to the global transition to sustainable development.
     In implementing the policy, the approach is to encourage different parts of the Group to apply the concept within their specific social, environmental, economic and governance circumstances, and to implement the policy in a manner that is consistent with local priorities in the local context.
     The challenge for each business is to work with other parties in making judgements about the appropriate balance between competing interests to arrive at acceptable tradeoffs. By addressing these challenges, Rio Tinto can make an

Top, a diamond is closely inspected prior to cutting and polishing.
Bottom, meetings with local villagers in Mozambique are held regularly to ensure good relations are maintained, and are often concluded with traditonal music and dancing.

sold to the jewellery manufacturers. Further down the chain are the many thousands of retail stores.
     The Argyle expansion project cost of US$910 million underwrites the continued addition of value to the mined gemstones of more than half a billion US dollars per year. According to a study by accounting firm KPMG, the industry in India adds value equivalent to US$447 million in diamond cutting and polishing, US$26 million in jewellery manufacture and US$37 million in jewellery retailing for a total value add of US$510 million.
     The large volume and small size of Argyle stones has built capabilities in cutting and polishing that have made India one of the largest diamond processing centres in the world. The Indo Argyle Diamond Council started by Argyle created marketing capabilities that ensure a sustainable future for the Indian diamond industry. Rio Tinto’s Business Excellence Model, a certification scheme to improve business practices and operating conditions among customers, also contributes to sustainable development.
     Keith Johnson, chief executive of Rio Tinto Diamonds, says with Argyle to continue producing well beyond planned closure in 2008, “the Argyle brand and its signature stone, the pink diamond, will continue to play an important role in the world diamond market. This is a particularly good decision for the East Kimberley area, the Indian cutting and polishing industry and the affordable fashion jewellery industry, each with a degree of dependence on the
     Argyle business.” Argyle is the largest single contributor to the Kimberley economy with 25 per cent of its present full time workforce indigenous and 50 per cent living locally. Approval of the expansion project came soon after the Argyle community celebrated the Argyle Participation Agreement aimed at ensuring mining’s contribution to sustainable livelihoods locally. The agreement was signed by Argyle Diamonds, the indigenous traditional owners and the Kimberley Land Council. It recognises traditional ownership of the land, thus providing certainty for Argyle and laying the foundations of a sustainable relationship with the local and regional community.
     The terms of the agreement emphasise economic participation and regional development with traditional owners’ financial benefits linked to the fortunes of the Argyle business. There is a traditional owner controlled trust to manage the funds. The agreement has been described as the most progressive mining company/Aboriginal community agreement negotiated in Australia.
     While it affords formal recognition of diverse indigenous interests, it is not unique. In the last decade Rio Tinto has directly negotiated more than 70 mine development and exploration access agreements with Aboriginal groups, recognising the rights and interests of local people and contributing to regional economic development.
     Recognising Argyle’s vital wealth generating role, the Western Australian Government agreed to provide royalty relief and waive some secondary processing obligations to enable the expansion of the mine to go ahead. This proved fundamental to the economics of the project and helps ensure that Argyle continues to contribute to sustainable development, not only in its region but in India and around the world.

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important contribution to the economic prosperity and social well being of its host societies and the stewardship of the environment.
A Sustainable Development Leadership Panel of senior executives was formed in 2004 to set the direction, priorities and strategy for Rio Tinto’s contribution. After wide internal and external consultation, in	2005 the panel published a set of decision making criteria to help businesses and departments incorporate sustainable development considerations into their formal and informal business decision making systems.
The purpose is to ensure that decisions are effective in balancing economic, social and environmental aspects, that they	consider the effects of actions on future generations, and that they make a positive contribution towards society’s transition to sustainable development.

The suburbs of Sorel border QIT’s Sorel-Tracy
operations on the St. Lawrence River, Canada.

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Financial information by business unit

	Rio Tinto		Net earnings (a)		Gross turnover (b)		Operating assets (c)		Capital expenditure (d)

	interest		2005	2004	2005	2004	2005	2004	2005	2004
	%		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Iron Ore
Hamersley (including HIsmelt®)	100.0		1,219	430	3,387	1,858	2,555	2,234	935	757
Robe River	53.0		362	130	1,113	614	1,487	1,640	160	109
Iron Ore Company of Canada	58.7		148	4	954	428	451	521	98	51
Rio Tinto Brasil	(e	)	(7)	1	43	109	81	50	36	18

			1,722	565	5,497	3,009	4,574	4,445	1,229	935

Energy
Kennecott Energy	100.0		135	180	1,197	1,125	908	810	204	162
Rio Tinto Coal Australia	(f	)	572	236	2,302	1,585	1,147	1,282	171	73
Rössing	68.6		2	(4)	163	124	66	40	3	2
Energy Resources of Australia	68.4		24	19	205	174	180	179	34	7

			733	431	3,867	3,008	2,301	2,311	412	244

Industrial Minerals			187	243	2,487	2,126	2,311	2,209	235	248

Aluminium	(g	)	392	331	2,744	2,356	3,361	3,521	242	505

Copper
Kennecott Utah Copper	100.0		1,037	311	2,141	1,091	1,144	1,075	164	69
Escondida	30.0		602	406	1,239	1,003	812	594	229	113
Freeport	(h	)	–	(4)	–	43	–	–	–	–
Grasberg joint venture	(i	)	232	32	657	159	321	397	45	30
Palabora	47.2		19	(21)	371	305	226	360	17	30
Kennecott Minerals	100.0		73	82	256	263	129	135	34	36
Other Copper	(j	)	57	54	175	169	177	192	16	48

			2,020	860	4,839	3,033	2,809	2,753	505	326

Diamonds
Argyle	100.0		117	40	572	322	523	639	77	89
Diavik	60.0		143	147	460	420	548	574	121	49
Murowa	78.0		21	1	44	2	14	16	5	14

			281	188	1,076	744	1,085	1,229	203	152

Other operations			2	25	93	167	143	242	5	13

Product group total			5,337	2,643	20,603	14,443	16,584	16,710	2,831	2,423

Other items			(164)	(174)	139	87	(305)	(1,029)	63	8
Exploration and evaluation			(174)	(128)			(18)	5	4	(3)
Net interest			(44)	(69)					(382)	(213)

Underlying earnings			4,955	2,272
Items excluded from underlying earnings			260	1,025

Total			5,215	3,297	20,742	14,530	16,261	15,686	2,516	2,215

Less: net debt							(1,313)	(3,809)

Equity attributable to Rio Tinto shareholders							14,948	11,877

(a)	Net earnings represent profit after tax for the year attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to jointly controlled entities and associates include interest charges and amortisation of discount. Earnings attributed to business units exclude amounts that are excluded in arriving at underlying earnings. These excluded amounts are shown on page 29.
(b)	Gross turnover includes 100 per cent of subsidiaries’ turnover and the Group’s share of the turnover of jointly controlled entities and associates.
(c)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For jointly controlled entities and associates, Rio Tinto’s net investment is shown.
(d)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(e)	In 2004, Rio Tinto owned a 51 per cent interest in Morro do Ouro, which was sold on 31 December 2004.
(f)	Includes Rio Tinto’s 75.7 per cent interest in Coal & Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto.
(g)	Includes Rio Tinto’s interests in Anglesey Aluminium (51 per cent) and Comalco (100 per cent).
(h)	On 30 March 2004, Rio Tinto sold its 13.1 per cent shareholding in Freeport- McMoRan Copper & Gold Inc. The sale of the shares does not affect the terms of the Grasberg joint venture referred to below.
(i)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(j)	During July 2004, Rio Tinto sold its interests in Somincor and Zinkgruvan.

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Summary financial statements

These summary financial statements have been extracted from the full financial statements, which have been reported on by the auditors, and which will be filed with the United Kingdom Registrar of Companies and the Australian Securities and Investments Commission. The auditors’ report on the full financial statements is unqualified and does not contain a statement under either S237(2) or S237(3) of the UK

Companies Act 1985. The summary financial statements do not contain sufficient information to allow as full an understanding of the results and affairs of the Group and parent companies as is provided in the full financial statements. Copies of the 2005 Annual report and financial statements, which include the full financial statements, may be obtained from the addresses shown on page 62.

Group income statement Years ended 31 December

	2005		2004
	US$m		US$m

Gross turnover (including share of jointly controlled entities and associates) (a)	20,742		14,530

Consolidated turnover	19,033		12,954
Operating costs (excluding impairment reversals/(charges))	(12,436)		(10,249)
Net impairment reversals/(charges) (b)	3		(558)
Profit on disposal of interests in businesses (including investments) (c)	322		1,180

Operating profit	6,922		3,327
Share of profit after tax of jointly controlled entities and associates	776		523

Profit before finance items and taxation	7,698		3,850

Finance items
Exchange (losses)/gains on external net debt and intragroup balances	(128)		204
(Losses)/gains on currency and interest rate derivatives not qualifying for hedge accounting	(51)		16
Interest receivable and similar income	82		28
Interest payable and similar charges	(173)		(148)
Amortisation of discount	(116)		(87)

	(386)		13

Profit before taxation	7,312		3,863

Taxation (b),(c)	(1,814)		(619)

Profit for the year	5,498		3,244

– attributable to outside equity shareholders (b),(c)	283		(53)
– attributable to equity shareholders of Rio Tinto (Net earnings)	5,215		3,297

Basic earnings per ordinary share	382.3	c	239.1	c
Diluted earnings per ordinary share	381.1	c	238.7	c

For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,364.1 million, being the average number of Rio Tinto plc shares outstanding	not held as treasury shares (1,069.1 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (295.0 million).

Dividends per share: paid during the year	83.5	c	66.0	c
Final dividend per share: declared in the announcement of the results for the year	41.5	c	45.0	c
Special dividend per share: declared in the announcement of the results for the year	110.0	c	–

(a)	Gross turnover includes the turnover of jointly controlled entities and associates of US$1,709 million (2004: US$1,576 million) in addition to Consolidated turnover, which relates only to subsidiary companies.	(c)	The net tax charge resulting from the profit on disposal of interests in businesses (including investments) for the year ended 31 December 2005 was US$11 million (2004: US$9 million), and there was no amount attributable to outside equity shareholders (2004: charge of US$4 million).
(b)	No tax credits or charges arose from impairment charges and reversals for the year ended 31 December 2005 (2004: credit of US$108 million), and the net charge attributable to outside equity shareholders was US$1 million (2004: US$129 million).

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Summary balance sheet At 31 December

	2005	2004
	US$m	US$m

Non current assets
Goodwill	1,020	1,075
Intangible assets	220	189
Property, plant and equipment	17,620	16,721
Investments in jointly controlled entities and associates	1,829	2,016
Loans to jointly controlled entities	159	130
Inventories	141	68
Trade and other receivables	703	770
Deferred tax assets	55	52
Tax recoverable	122	125
Derivatives related to net debt	254	494
Other financial assets	199	156

	22,322	21,796

Current assets
Inventories	2,048	1,952
Loans to jointly controlled entities	–	46
Trade and other receivables	2,488	1,832
Tax recoverable	30	29
Derivatives related to net debt	62	29
Other financial assets	469	218
Other liquid resources	5	14
Cash and cash equivalents	2,379	392

	7,481	4,512

Current liabilities
Bank overdrafts repayable on demand	(12)	(66)
Borrowings	(1,190)	(789)
Trade and other payables	(2,190)	(1,753)
Derivatives related to net debt	(8)	–
Other financial liabilities	(78)	–
Tax payable	(987)	(142)
Provisions	(321)	(193)

	(4,786)	(2,943)

Net current assets	2,695	1,569

Non current liabilities
Borrowings	(2,783)	(3,883)
Trade and other payables	(269)	(910)
Derivatives related to net debt	(20)	–
Other financial liabilities	(93)	–
Tax payable	(51)	(87)
Deferred tax liabilities	(2,197)	(2,135)
Provisions	(3,865)	(3,759)

	(9,278)	(10,774)

Net assets	15,739	12,591

Equity attributable to Rio Tinto shareholders	14,948	11,877
Attributable to outside equity shareholders	791	714

Total equity	15,739	12,591

At 31 December 2005, Rio Tinto plc had 1,068.4 million ordinary shares in issue not held as treasury shares and Rio Tinto Limited had 285.8 million shares in issue, excluding those held by Rio Tinto plc.

The 2005 full financial statements were approved by the directors on 24 February 2006 and signed on their behalf by

Paul Skinner Chairman	Leigh Clifford Chief executiv	Guy Elliott Finance director

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Reconciliation with Australian IFRS Years ended 31 December

	2005	2004
	US$m	US$m

Consolidated profit for the year under EU IFRS	5,498	3,244
Increase/(decrease) net of tax in respect of:
Goodwill – relating to sold operations	–	(129)

Consolidated profit for the year under Australian IFRS	5,498	3,115

	2005	2004
	US$m	US$m

Total recognised income for the year under EU IFRS	5,096	3,499
Increase/(decrease) net of tax in respect of:
Goodwill – relating to sold operations	–	(129)

Total recognised income for the year under Australian IFRS	5,096	3,370

	2005	2004
	US$m	US$m

Total consolidated equity under EU IFRS	15,739	12,591
Increase/(decrease) in respect of:
Goodwill	743	741

Total consolidated equity under Australian IFRS	16,482	13,332

The profit, income and equity figures set out above include amounts attributable to outside shareholders in subsidiaries.
     The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
     The transition to EU IFRS was based on the UK GAAP financial statements as at 1 January 2004. Under UK GAAP, goodwill on acquisitions prior to 1998 was eliminated directly against equity. Under IFRS 1, goodwill previously recognised as a reduction in equity is not reinstated on transition to IFRS. The Australian equivalent, AASB 1, does not include this relief provision. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$743 million at 31 December 2005. Also, the profit on disposal of certain operations in 2004 is reduced by US$129 million under Australian IFRS as a result of the balance of goodwill relating to those operations.

Net earnings and underlying earnings Years ended 31 December

	2005	2004
	US$m	US$m

Underlying earnings	4,955	2,272

Items excluded from underlying earnings
Profits on disposal of interests in businesses (including investments)	311	1,175
Impairment reversals/(charges)	4	(321)
Adjustment to Kennecott Utah Copper environmental remediation provision	84	–
Exchange (losses)/gains on external debt and intragroup balances	(87)	159
(Losses)/gains on currency and interest rate derivatives not qualifying for hedge accounting	(40)	8
(Losses)/gains on external debt and derivatives not qualifying as hedges in jointly controlled entities and associates (net of tax)	(12)	4

Total excluded from underlying earnings	260	1,025

Net earnings	5,215	3,297

‘Underlying earnings’ is an additional measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Gains and losses arising on the disposal of interests in businesses (including investments) and undeveloped properties.
(b)	Charges and credits relating to impairment of non current assets, excluding those related to current year exploration expenditure.
(c)	Exchange gains and losses on US dollar debt and intragroup balances.
(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.
(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(f)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

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Summary cash flow statement Years ended 31 December

	2005	2004
	US$m	US$m

Cash flow from consolidated operations	7,657	3,974
Dividends from jointly controlled entities and associates	600	478

Cash flow from operations	8,257	4,452
Interest received	51	28
Interest paid	(179)	(179)
Dividends paid to outside shareholders	(169)	(56)
Tax paid	(1,017)	(865)

Cash flow from operating activities	6,943	3,380

Cash used in investing activities
Disposals of subsidiaries, joint ventures & associates (less acquisitions)	321	1,507
Purchase of property, plant & equipment and intangible assets	(2,552)	(2,256)
Repayments from jointly controlled entities and associates	17	9
Exploration and evaluation expenditure	(264)	(190)
Proceeds from sale of property, plant & equipment and intangible assets	36	41
Sales of other investments	133	261
Purchases of other financial assets	(231)	(30)
Government grants received	26	–
Cash flows from non hedge derivatives not related to net debt	31	77

Cash used in investing activities	(2,483)	(581)

Cash flow before financing activities	4,460	2,799

Financing activities
Equity dividends paid to Rio Tinto shareholders	(1,141)	(906)
Own shares purchased from Rio Tinto shareholders	(877)	–
Proceeds from issue of ordinary shares in Rio Tinto	100	26
Proceeds from issue of ordinary shares in subsidiaries to outside shareholders	4	7
Cash flow relating to borrowings, liquid resources, derivatives related to net debt	(497)	(1,832)

Cash used in financing activities	(2,411)	(2,705)
Effects of exchange rates on cash and cash equivalents	(8)	(9)

Net increase in cash and cash equivalents	2,041	85

Summary financial data in Australian dollars, Sterling and US dollars

2005	2004	2005	2004		2005	2004
A$m	A$m	£m	£m		US$m	US$m

27,195	19,786	11,390	7,938	Gross turnover	20,742	14,530
24,954	17,639	10,451	7,077	Consolidated turnover	19,033	12,954
9,587	5,260	4,015	2,110	Profit before taxation	7,312	3,863
7,208	4,417	3,019	1,772	Profit for the year	5,498	3,244
6,837	4,490	2,864	1,801	Net earnings attributable to ordinary shareholders	5,215	3,297
6,497	3,094	2,721	1,241	Underlying earnings (a)	4,955	2,272
501.2c	325.6c	209.9p	130.6p	Basic earnings per ordinary share (c)	382.3c	239.1c
476.2c	224.4c	199.4p	90.0p	Basic underlying earnings per ordinary share (a) (c)	363.2c	164.8c
				Dividends per share to Rio Tinto shareholders
108.85c	90.21c	45.69p	36.22p	– paid	83.5c	66.0c
200.28c	58.29c	85.24p	23.94p	– proposed (including special dividend)	151.5c	45.0c
5,848	3,811	2,449	1,529	Cash flow before financing activities	4,460	2,799

(1,793)	(4,893)	(760)	(1,977)	Net debt	(1,313)	(3,809)
20,407	15,258	8,650	6,164	Equity attributable to Rio Tinto shareholders	14,948	11,877

(a)	Underlying earnings exclude items totalling US$260 million (2004: US$1,025 million), which are analysed on page 29.
(b)	The financial data above have been extracted from the summary financial statements set out on pages 27 to 30. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.
(c)	Basic earnings per ordinary share and basic underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue.

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Australian Corporations Act – summary of ASIC relief

Pursuant to section 340 of the Corporations Act 2001 (“Corporations Act”), the Australian Securities and Investments Commission issued an order dated 27 January 2006 that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company’s financial statements and associated reports. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s Dual Listed Companies (“DLC”) structure in 1995. The order applies to Rio Tinto Limited’s financial reporting obligations for financial years and half-years ending between 31 December 2005 and 31 December 2009 (inclusive).
In essence, instead of being required under the Corporations Act to prepare consolidated financial statements covering only itself and its controlled entities, the order allows Rio Tinto Limited to prepare consolidated financial statements in which it, Rio Tinto plc and their respective controlled entities are treated as a single economic entity. In addition, those consolidated financial statements are to be prepared:
–	in accordance with the principles and requirements of International Financial Reporting Standards as adopted by the European Union (“EU IFRS”) rather than the Australian equivalents of International Financial Reporting Standards (“AIFRS”) (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;
–	on the basis that the transitional provisions of International Financial Reporting Standard 1 “First-time Adoption of International Financial Reporting Standards” should be applied using the combined financial statements previously prepared for Rio Tinto Limited, Rio Tinto plc and their respective controlled entities under Generally Accepted Accounting Principles in the United Kingdom, under which the DLC merger between Rio Tinto Limited and Rio Tinto plc was accounted for using “merger”, rather than “acquisition”, accounting (reflecting that neither Rio Tinto Limited nor Rio Tinto plc was acquired by, or is controlled by, the other, and meaning that the existing carrying amounts, rather than fair values, of assets and liabilities at the time of the DLC merger were used to measure those assets and liabilities at formation);
–	on the basis that Rio Tinto Limited and Rio Tinto plc are a single company (with their respective shareholders being the shareholders in that single company); and
–	with a reconciliation, from EU IFRS to AIFRS, of the following amounts: consolidated profit for the financial year, total consolidated recognised income for the financial year and total consolidated equity at the end of the financial year (see page 29).
Those consolidated financial statements must also be audited in accordance with relevant United Kingdom requirements. Rio Tinto Limited must also prepare a directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group), except that the order allows Rio Tinto Limited to prepare a separate
Remuneration report that is merely cross-referenced in the directors’ report, instead of including in the directors’ report the remuneration report otherwise required by the Corporations Act. The separate Remuneration report (see pages 39 to 51) must include all the information required to be included in a remuneration report under the Corporations Act, as well as the information required by AIFRS (namely, AASB 124) dealing with related party disclosures (including remuneration of directors and executives) in respect of “key management personnel” and certain other disclosures.
Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to those consolidated financial statements (including any concise financial statements), the auditor’s report and the directors’ report. The separate Remuneration report is also required to be lodged with the Australian Securities and Investments Commission at the same time as the consolidated financial statements, and Rio Tinto Limited must not distribute or make available the Remuneration report without the consolidated financial statements and directors’ report. At the Company’s AGM, it is required to allow shareholders to vote on a non binding resolution to adopt the Remuneration report, on the same basis as would otherwise be required for a remuneration report under the Corporations Act.
Rio Tinto Limited is not required to prepare separate consolidated financial statements solely for it and its controlled entities. Rio Tinto Limited is required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of AIFRS (other than in respect of related party disclosures under AASB 124, which as noted above are instead incorporated into the separate Remuneration report), and to have those statements audited. Those financial statements are not required to be laid before the Company’s AGM or distributed to shareholders as a matter of course.
However, Rio Tinto Limited must:
–	include in the consolidated financial statements for the Group, as a note, Rio Tinto Limited’s parent entity balance sheet, income statement, statement of changes in equity and statement of cashflows, prepared in accordance with AIFRS; and
–	make available the full parent entity financial statements free of charge to shareholders on request, and also include a copy of them on the Company’s website.

The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

Auditor’s independence declaration

As lead auditor for the audit of Rio Tinto Limited for the year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Rio Tinto Limited and the entities it controlled during the year.

John O’Connor
Partner	Perth
PricewaterhouseCoopers	24 February 2006

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Independent auditors’ statement

To the members of Rio Tinto plc and Rio Tinto Limited
We have examined the summary financial statements of the Rio Tinto Group, which comprise the summary Group profit and loss account, the summary Group balance sheet, the summary Group cash flow statement, the reconciliation with Australian IFRS, the note on ‘net earnings and underlying earnings, the directors’ report and the remuneration report.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the 2005 Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements within the 2005 Annual Review with the annual financial statements, the directors’ report and the remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985, and the regulations made thereunder and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006. We also read the other information contained in the 2005 Annual review and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements. The other information comprises the items listed in the contents section of the Annual review, apart from the summary financial statements (as defined above).
     This statement, including the opinion, has been prepared for and only for each Company’s members as a body in accordance with Section 251 of the United Kingdom Companies Act 1985 (in respect of Rio Tinto plc) and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 (in respect of Rio Tinto Limited), and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The Auditors’ statement on the summary Financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statements are consistent with the annual financial statements, the directors’ report and the remuneration report of the Rio Tinto Group for the year ended 31 December 2005 and complies with the applicable requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
24 February 2006
in respect of the members of Rio Tinto plc

PricewaterhouseCoopers
Chartered Accountants
Perth
24 February 2006
in respect of the members of Rio Tinto Limited

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Product group chief executives	Company secretaries

1 Tom Albanese BS (Mineral Economics) MS (Mining Engineering) age 48
Skills and experience: Tom was appointed chief executive of the Copper group and head of Exploration in 2004. He joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco and has held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000.
Other external appointments (current and recent):
Director of Palabora Mining Company (South Africa listed company) from 2004 to present.
Executive Committee of International Copper Association since 2004.

2 Preston Chiaro BSc (Hons) Environmental
Engineering, MEng Environmental Engineering), age 52
Skills and experience: Preston was appointed chief executive of the Energy group in September 2003. He heads the Group’s climate change and sustainable development leadership panels. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, technical services. In 1995 he became vice president and general manager of Boron operations in California. He was chief executive of Rio Tinto Borax from 1999 to 2003.
Other external appointments (current and recent):
Director of the World Coal Institute since 2003. Chairman of the Coal Industry Advisory Board to the International Energy Agency since 2004.
Director of Energy Resources of Australia, since 2003. Director of Rössing Uranium Limited since 2003. Director of Coal & Allied Industries Limited since 2003.

3 Oscar Groeneveld BE (Mining), MSc, DIC age 52
Skills and experience: Oscar has been with the Group for 30 years and was appointed chief executive of the Aluminium group in October 2004. He has qualifications in engineering, science and management and is also responsible for Rio Tinto Japan, Kennecott Land and heads the Group’s Safety Leadership Panel. He has occupied senior roles in coal, aluminium and technology and was Copper group chief executive from 1999 to 2004. He was an executive director of the Group from 1998 to 2004.
Other external appointments (current and recent):
Australian Aluminium Council since 2004 . International Aluminium Association since 2004. Director of Rio Tinto plc between 1998 and 2004. Director of Rio Tinto Limited between 1998 and 2004. Director of Freeport-McMoRan Copper & Gold Inc between 1999 and 2004.
Director of Palabora Mining Company Limited between 1999 and 2004.

4 Keith Johnson BSc (Mathematics), MBA age 44
Skills and experience: Keith was appointed chief executive, Diamonds in 2003. He holds degrees in mathematics and management and is a Fellow of the Royal Statistical Society. Prior to joining Rio Tinto he worked in analytical roles in the UK Treasury, private consulting and the oil industry. He joined Rio Tinto in 1991 and has held a series of management positions including head of Business Evaluation and most recently as managing director of Comalco Mining and Refining.

5 Andrew Mackenzie BSc (geology), PhD (chemistry) age 49
Skills and experience: Andrew joined Rio Tinto in 2004 as chief executive Industrial Minerals, previously he had been group vice president, BP Petrochemicals. He spent 22 years with BP primarily in the UK and North America in senior positions including head of Capital Markets in BP Finance, chief reservoir engineer with oversight of oil and gas reserves and production, head of Government and Public Affairs worldwide and group vice president Technology which included responsibility for research and development and engineering.
Other external appointments (current and recent):
Director of Centrica plc since 2005. Trustee of Demos since 1998.

6 Sam Walsh B Com (Melbourne) age 56
Skills and experience: Sam was appointed chief executive of the Iron Ore group in 2004. He joined Rio Tinto in 1991, following 20 years in the automotive industry at General Motors and Nissan Australia. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Iron Sales and Marketing, Hamersley Iron Operations, vice president of Rio Tinto Iron Ore (with responsibility for Hamersley Iron and Robe River) and from 2001 to 2004 chief executive of the Aluminium group. Sam is also a Fellow of the Australian Institute of Management and the Australian Institute of Mining and Metallurgy.
Other external appointments (current and recent):
Director of the Western Australian Chamber of Commerce and Industry since 2005.
Director of the Australian Mines and Metals Association, between 2001 and 2005.
Director of the Australian Chamber of Commerce and Industry, between 2003 and 2005.

Note
For accounting standards purposes (IAS 24 and AASB 124) the Group’s key management personnel as defined, comprises the directors and the six product group chief executives.

Anette Lawless MA, FCIS age 49
Skills and experience: Anette joined Rio Tinto in 1998 and became company secretary of Rio Tinto plc in 2000. Before joining Rio Tinto, she spent 11 years with Pearson plc, five of which as company secretary. She qualified as a chartered secretary in 1989 and became a fellow of the ICSA in 1992. She also holds an MA from the Copenhagen Business School.
Other external appointments (current and recent):
Member of the Regulatory Decisions Committee of the UK Financial Services Authority since 2001.

Stephen Consedine B Bus CPA age 44
Skills and experience: Stephen joined Rio Tinto in 1983 and has held various positions in Accounting, Treasury, and Employee Services before becoming company secretary of Rio Tinto Limited in 2002. He holds a bachelor of business and is a certified practising accountant.

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Chairman	Non executive directors

1 Paul Skinner BA (Hons) (Law), DpBA (Business Administration) age 61
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2001 and was appointed chairman of the Group in November 2003. Paul was last re-elected by shareholders in 2005 and is chairman of the Nominations committee (note b).
Skills and experience: Paul graduated in law from Cambridge University and in business administration from Manchester Business School. He was previously a managing director of The “Shell” Transport and Trading Company plc and group managing director of The Royal Dutch/Shell Group of Companies, for whom he had worked since 1966. During his career he worked in all Shell’s main businesses, including senior appointments in the UK, Greece, Nigeria, New Zealand and Norway. He was CEO of its global Oil Products business from 1999 to 2003.
Other external appointments (current and recent):
Director of Standard Chartered plc since 2003. Director of the Tetra Laval Group since 2005. Director of The ‘Shell’ Transport and Trading Company plc from 2000 to 2003.
Chairman of the International Chamber of Commerce (UK) since 2005.
Member of the board of INSEAD business school since 1999.

Chief executive

2 Leigh Clifford B Eng (Mining), M Eng Sci age 58
Appointment and election: Director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995 and was appointed chief executive in 2000. Leigh was last re-elected by shareholders in 2004 and stands for re-election in 2006.
Skills and experience: Leigh graduated from the University of Melbourne as a mining engineer and gained a Master of Engineering Science from the same University. He has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He was a member of the Coal Industry Advisory Board of the International Energy Agency for a number of years and its chairman from 1998 to 2000.
Other external appointments (current and recent):
Director Barclays Bank plc since 2004.
Director of Freeport-McMoRan Copper & Gold Inc between 2000 and 2004.

Finance director

3 Guy Elliott MA (Oxon) MBA (INSEAD) age 50
Appointment and election: Finance director of Rio Tinto plc and Rio Tinto Limited since 2002. Guy was last re-elected by shareholders in 2004.
Skills and experience: Guy joined the Group in 1980 after gaining an MBA. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil.
Other external appointments (current and recent):
None.

4 Dr Ashton Calvert AC, BSc (Hons) (TAS), DPhil (Oxon), Hon DSc (Tas) age 60
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 1 February 2005. Ashton was elected by shareholders in 2005 (notes b, d and e).
Skills and experience: Ashton retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia in January 2005 after six and a half years in that position. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During his career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto.
Other external appointments (current and recent):
Director of Woodside Petroleum Limited since 2005. Director of The Australian Trade Commission between 1998 and 2005.
Director of The Export Finance and Insurance Corporation between 1998 and 2005. Director of The Australian Strategic Policy Institute between 2001 and 2005 .

5 Sir David Clementi MA, MBA, FCA age 57
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. Sir David was elected by shareholders in 2003 and stands for re-election in 2006 (notes a, c and e).
Skills and experience: Sir David is chairman of Prudential plc, prior to which he was Deputy Governor of the Bank of England. His earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School.
Other external appointments (current and recent):
Chairman of Prudential plc since 2002.
Member of the Financial Reporting Council since 2003.

6 Vivienne Cox MA (Oxon), MBA (INSEAD) age 46
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since February 2005. Vivienne was elected by shareholders in 2005 (notes a and e).
Skills and experience: Vivienne is currently executive vice president of BP p.l.c. for Gas Power & Renewables and Integrated Supply & Trading. She is a member of the BP group chief executive’s committee. She holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career in BP she has worked in chemicals, exploration, finance, and refining and marketing.
Other external appointments (current and recent):
Non Executive Director of Eurotunnel plc between 2001 and 2004.

7 Sir Rod Eddington B.Eng M.Eng (University of Western Australia), D.Phil (Oxon) age 55
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Sir Rod stands for election in 2006 (notes b, d and e).
Skills and experience: Sir Rod was chief executive of British Airways Plc until the end of September 2005. Prior to his role with British Airways, Sir Rod was Managing Director of Cathay Pacific Airways from 1992-1996 and Executive Chairman of Ansett Airlines from 1997-2000. He is also Chairman of the EU/Hong Kong Business Co-operation Committee of the Hong Kong Trade Development Council.
Other external appointments (current and recent):
Director of News Corporation plc since 1999. Director of John Swire & Son Pty Limited since 1997. Non executive chairman of JPMorgan Australia and New Zealand since January 2006.
Director of CLP Holdings since January 2006.

8 Richard Goodmanson MBA (Columbia University), B. Economics, B. Commerce (University of Queensland), B. Eng. – Civil (Royal Military College, Duntroon) age 58
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2004. He was elected by shareholders in 2005 and is chairman of the Committee on social and environmental accountability (notes c, d and e)
Skills and experience: Richard is executive vice president and chief operating officer of DuPont and holds degrees in civil engineering, economics, commerce and a masters of business administration. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and American West Airlines, where he was president and CEO. He joined DuPont in early 1999 and in his current position has responsibility for a number of the global functions, and for the non US operations of DuPont with particular focus on growth in emerging markets.
Other external appointments (current and recent):
Chairman of the United Way of Delaware since January 2006 (director since 2002).
Director of the Boise Cascade Corporation between 2000 and 2004.

9 Andrew Gould BA FCA age 59
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2002. Andrew was elected by shareholders in 2003 and stands for re-election in 2006. He is also chairman of the Audit committee (notes a, c and e).
Skills and experience: Andrew is chairman and chief executive officer of Schlumberger Limited, where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He has worked in Asia, Europe and the US. He joined Schlumberger in 1975. He holds a degree in economic history from Cardiff University and qualified as a chartered accountant with Ernst & Young.
Other external appointments (current and recent):
Chairman and Chief Executive Officer of Schlumberger Limited since 2003.
Member of the UK Prime Minister’s Council of Science and Technology.

DIRECTORS

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10 Lord Kerr of Kinlochard GCMG MA age 64 Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. He was elected by shareholders in 2004 (notes a, d and e).
Skills and experience: After reading history at Oxford Lord Kerr was a member of the UK Diplomatic Service for 36 years, heading the Service from 1997 to 2002 as Permanent Under Secretary at the Foreign Office. On a secondment to the UK Treasury he was principal private secretary to two Chancellors of the Exchequer. His service abroad included spells as Ambassador to the European Union from 1990 to 1995, and to the US from 1995 to 1997. Secretary-General, EU Constitutional Convention 2002-3. Member of the House of Lords since 2004.
Other external appointments (current and recent): Deputy Chairman of Royal Dutch Shell plc since 2005. Director of The “Shell” Transport and Trading Company plc 2002 – 2005.
Director of The Scottish American Investment Trust plc since 2002.
Chairman of the Court and Council of Imperial College, London since 2005.
Trustee of the Rhodes Trust since 1997. Fulbright Commissioner since 2004.
Trustee of the National Gallery since 2002; Trustee of the Carnegie Trust since 2005.

11 David Mayhew age 65
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2000. He was last re-elected by shareholders in 2003 and stands for re-election in 2006 (note b).
Skills and experience: David joined Cazenove in 1969 from Panmure Gordon. In 1972 he became the firm’s dealing partner and was subsequently responsible for the Institutional Broking Department and from 1986 until 2001when he was appointed Chairman, he was the partner in charge of the firm’s Capital Markets Department.
Other external appointments (current and recent): Chairman of Cazenove Group plc since 2001.

12 Sir Richard Sykes BSc (Microbiology) PhD (Microbial Biochemistry), DSc, Kt, FRS, FMedSci age 63
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 1997. Sir Richard was appointed the senior non executive director in 2005. He was last re-elected by shareholders in 2004 and is Chairman of the Remuneration committee (notes b, c and e).
Skills and experience: After reading microbiology at the University of London, Sir Richard obtained doctorates in microbial chemistry and in science from the University of Bristol and the University of London respectively. A former chairman of GlaxoSmithKline plc Sir Richard is a Fellow of the Royal Society.
Other external appointments (current and recent): Director of Lonza Group Limited since 2003, Deputy Chairman since 2005.
Chairman of the Healthcare Advisory Group (Apax Partners Limited) since 2002.
Chairman of Metabometrix Limited since 2004. Director of Merlion Pharmaceuticals Pte Limited since 2005.

Director of Abraxis BioScience since 2005.
Chairman of Medeus (later Zeneus) Holdings Limited between 2004 and 2005.
Chairman of GlaxoSmithKline plc between 2000 and 2002.
Rector of Imperial College, London since 2001.
Trustee of the Natural History Museum, London between 1996 and 2005 and of the Royal Botanic Gardens, Kew between 2003 and 2005.

Directors who left the Group during 2005

Robert Adams BSc MSc
Appointment and election: Director of Rio Tinto plc in 1991 and of Rio Tinto Limited in 1995 until 2005
Skills and experience: Bob, who died at home in January 2005, joined the Group in 1970 after reading natural sciences and economics and subsequently gaining an MSc from the London Business School. He had a long distinguished career with Rio Tinto becoming the director with responsibility for planning and development.
Other external appointments:
Director of Foreign & Colonial Investment Trust plc from 1999 until his death in 2005.

Leon Davis AO, ASAIT, DSc (hc) Curtin University, University of Queensland, University South Australia, FAIMM, FRACI.
Appointment and election: Director Rio Tinto plc since 1991 and of Rio Tinto Limited since 1994 until 2005.
Skills and experience: Leon, who retired at the conclusion of the 2005 annual general meetings, was the Group’s Australia based non executive deputy chairman. He is a metallurgist and during nearly 50 years with the Group he held a number of managerial posts around the world, ultimately as chief executive from 1997 to 2000.
Other external appointments (upon leaving the Group):
Chairman of Westpac Banking Corporation since 2000. Director of Huysmans Pty Limited since 2000.
Director of Trouin Pty Limited since 2000.
President of the board of The Walter and Eliza Hall Institute of Medical Research since 2003.
Director of Codan Pty. Limited between 2000 and 2004.

Sir Richard Giordano LLB, hon. Dr of Law.
Appointment and election: Director of Rio Tinto plc since 1991 and Rio Tinto Limited since 1995 until 2005
Skills and experience: Sir Richard, who retired at the conclusion of the 2005 annual general meetings, was the senior non executive director, a deputy chairman and also chairman of the Audit committee. A lawyer by training, he spent 12 years at BOC Group, first as chief executive, then chairman. In 1993, Sir Richard became a director of British Gas, assuming the role of chairman in 1994. Sir Richard is also a former chairman of BG Group plc.
Other external appointments (upon leaving the Group):
Director of Georgia Pacific Corporation since 1985 Trustee of Carnegie Endowment for International Peace since 2000.

John Morschel (Diploma in Quantity Surveying)
Appointment and election: Director of Rio Tinto between 1998 and 2005.
Skills and experience: John, who retired at the conclusion of the 2005 annual general meetings, was educated in Australia and the US, where he spent most of his career with Lend Lease Corporation Limited in Australia, culminating as managing director. This was followed by two years as an executive director of the Westpac Banking Corporation.
Other external appointments (upon leaving the Group):
Chairman of Rinker Group Limited since April 2003. Director of ANZ Banking Group since October 2004. Director of Singapore Telecommunications Limited from September 2001.
Chairman of CSR Limited between May 2001 and April 2003.
Chairman of Leighton Holdings Limited between November 2001 and March 2004.

Notes
a)	Audit committee
b)	Nominations committee
c)	Remuneration committee
d)	Committee on social and environmental accountability
e)	Independent

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Directors’ report

The directors are pleased to present their report to shareholders of Rio Tinto plc and Rio Tinto Limited, together with the Financial statements for the year ended 31 December 2005 on pages 27 to 30.

Dual listed structure
An explanation of the dual listed companies structure (DLC), which unified Rio Tinto plc and Rio Tinto Limited in 1995, can be found on page 59.

Activities and review of operations
Details of the Group’s results, operations and principal activities, likely future developments, significant changes during the year and post balance sheet events are set out in the Chairman’s letter on page 2, the Chief executive’s report on pages 3 to 5 and in the Operational review on pages 6 to 25.
     As allowed by sections 299(3) and 299A(3) of the Australian Corporations Act 2001, information which may be unreasonably prejudicial, regarding likely future developments in, and the expected results of, the operations of the Group and its business strategies and prospects has been omitted.

Share capital and buy back programmes
On 3 February 2005 the Group announced, subject to market conditions, an intention to return up to US$1,500 million of capital to shareholders during the course of 2005 and 2006, and that this would include an off-market buy back of Rio Tinto Limited shares through a tender process.
     On 9 May 2005, Rio Tinto Limited bought back 27,294,139 shares, representing 8.7 per cent of its publicly held issued share capital, under an off-market tender and 16,367,000 shares indirectly held by Rio Tinto plc. All of these shares were purchased at a price of A$36.70 (US$28.36) per share, representing a 14 per cent discount to the relevant market price, and were cancelled.
     During the year Rio Tinto plc bought back 2,600,000 ordinary shares, representing less than one per cent of its issued share capital, (with a nominal value of £260,000) on the open market for an aggregate consideration of US$103.2 million, to be held as treasury shares.
     Also during the year Rio Tinto plc issued 3,000,155 ordinary shares and Rio Tinto Limited issued 1,130,211 shares in connection with employee share plans.
     On 2 February 2006 the Group announced an intention to return up to US$4,000 million of capital to shareholders, of which US$1,500 million would be paid out as a special dividend (see below) and, subject to market conditions, the remaining US$2,500 million of capital to be applied to buy backs of either Rio Tinto Limited or Rio Tinto plc shares. This would replace the US$528 million remainder of the initiative announced on 3 February 2005.
     Between 1 January 2006 and 10 February 2006, Rio Tinto plc issued a further 817,897 ordinary shares in connection with employee share plans, and bought back a further 4,015,000 shares (with a nominal value of £401,500) on the open market for an aggregate consideration of US$195.2 million to be held as treasury shares. As at 10 February 2006 there remained 7,386,518 options outstanding over Rio Tinto plc ordinary shares and 6,470,532 options outstanding over Rio Tinto Limited shares.
     There were no changes to the authorised capital of Rio Tinto plc during the year.

Dividends
Final dividends of 23.35 pence or 54.86 Australian cents per share together with a special dividend of 61.89 pence or 145.42 Australian cents per share will be paid on 6 April 2006. Full details of dividends paid and the dividend policy can be found on page 58.

Corporate governance
A full report on corporate governance can be found on pages 52 to 56.

Annual general meetings
The 2006 annual general meetings will be held on 12 April in London and on 4 May in Melbourne. Notices of the 2006 annual general meetings are set out in separate letters to shareholders of each Company.

Directors
The names of the directors who served during the year, together with their biographical details and directorships of other companies in the past three years and the period of each directorship are shown on pages 34 to 35. Robert Adams died on 27 January 2005. Leon Davis, Sir Richard Giordano and John Morschel retired with effect from the conclusion of the Rio Tinto Limited annual general meeting held on 29 April 2005. Sir Rod Eddington, who was appointed a non executive director on 1 September 2005, retires and offers himself for election at the 2006 annual general meetings. Sir David Clementi, Leigh Clifford, Andrew Gould and David Mayhew retire by rotation and, being eligible, offer themselves for re-election. Details of directors’ service contracts and letters of appointment can be found on pages 42 and 45 respectively. A table of directors’ attendance at board and committee meetings is on page 38.

Remuneration of directors and executives
A discussion of the Group’s policy for determining the nature and amount of remuneration of directors and senior executives, and of the relationship between that policy and the Group’s performance appears in the Remuneration report on pages 39 to 51. The Remuneration report forms part of the Directors’ report and includes details of the nature and amount of each element of the remuneration (including options) of each of the directors and of each of the product group chief executives, being the key management personnel and highest paid executives of the Group.

Secretaries
Details of the company secretary of each of Rio Tinto plc and Rio Tinto Limited together with their qualifications and experience are set out on page 33.

Indemnities and insurance
The articles of association and constitution of the Companies require them to indemnify officers of the Companies, including officers of wholly owned subsidiaries, against liabilities arising from the conduct of the Group’s business, to the extent permitted by law.
     The Group has therefore during the year paid premiums for directors’ and officers’ insurance. In broad terms, the insurance indemnifies individual directors’ and officers’ personal legal liability and costs for claims arising out of actions taken in connection with Group business. It is a condition of the insurance policy that detailed terms and premiums paid cannot be disclosed.

Employment policies
The average number of people employed during the year by Rio Tinto, including the Group’s proportionate share of consolidated companies and equity accounted units, was approximately 32,000 (2004: 32,000). Of these, about 12,000 were located in Australia and New Zealand, around 10,000 in the US and Canada and 1,000 in the United Kingdom.
     Rio Tinto’s employment policies are set out in its statement of business practice, The way we work.
     Rio Tinto is committed to equality of opportunity for all, as set out in The way we work, and applies this philosophy to recruitment, development and promotion of individuals. Within this philosophy, each operating company is further encouraged to develop its own policies and practices to suit individual circumstances. Group companies employ disabled people and accept the need to maintain and develop careers for them. If an employee becomes disabled and, as a result, is unable to perform his or her current duties, every effort is made to offer suitable alternative employment and to assist with retraining.

36	Rio Tinto 2005 Annual review

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     Rio Tinto respects the right of employees worldwide to choose for themselves whether or not they wish to be represented collectively.
     Group companies actively promote a healthy and safe working environment through training and communication with employees. For further information about Group staff and health and safety initiatives, please see the 2005 Sustainable development review, which is received by shareholders with this Annual Review. Copies may also be obtained from Computershare or can be downloaded from the Company’s website, details of which are on page 63.
     Post retirement benefits are provided by Rio Tinto and its major subsidiaries in accordance with local conditions and good practice in the countries concerned.

Donations
Based on the London Benchmarking Group model, worldwide expenditure on community programmes by Rio Tinto managed businesses amounted to US$93.4 million (2004: US$87.8 million) and is described more fully in the 2005 Sustainable development review or on the Company’s website.
     Total community spending in Australia amounted to A$76.8 million (2004: A$69.6 million). Donations in the UK during 2005 amounted to £2.7 million (2004: £2.1 million) of which £0.5 million (2004: £0.4 million) was for charitable purposes as defined by the Companies Act 1985 and £2.2 million (2004: £1.7 million) for other community purposes.
     As in previous years, no donations were made for political purposes in the EU, Australia or elsewhere, as defined by the UK Companies Act 1985 as amended by the Political Parties, Elections and Referendums Act 2000.

Environmental regulation
Details of the Group’s environmental performance is set out in the 2005 Sustainable development review.

Exploration, research and development
Group companies carry out exploration, research and development to support their activities. They also make grants to universities and other institutions which undertake relevant research. Cash expenditure during the year was US$264 million (2004: US$190 million) for exploration and evaluation and US$20 million (2004: US$16 million) for research and development.

Auditors and disclosure of information to auditors
PricewaterhouseCoopers LLP and PricewaterhouseCoopers are the auditors of Rio Tinto plc and Rio Tinto Limited respectively.
     For each of the persons who were directors at the time this report was prepared, the following applies:

•	so far as the directors are aware, there is no relevant audit information (ie information needed by the Companies’ auditors in connection with preparing their report) of which the Companies’ auditors are unaware; and

•	the directors have taken all steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the Companies’ auditors are aware of that information.

PricewaterhouseCoopers LLP have indicated their willingness to continue in office as auditors of Rio Tinto plc and a resolution to reappoint them as auditors of Rio Tinto plc will be proposed at the 2006 annual general meetings of Rio Tinto plc and Rio Tinto Limited. PricewaterhouseCoopers will continue in office as auditors of Rio Tinto Limited.
     PricewaterhouseCoopers in Australia as the auditors of Rio Tinto Limited are required to provide an Auditor’s Independence declaration to the directors under Section 307C of the Australian Corporations Act 2001. A copy is set out on page 31.
     No person who was an officer of Rio Tinto during the year was a former partner or director of either Company’s auditors.

Non audit services
The amounts payable by the Group to PricewaterhouseCoopers during 2005 for services other than the statutory audit were:

Audit related services	US$5.5 million
Tax services	US$1.6 million
Other services	US$0.9 million

The directors are satisfied that the provision of non audit services by PricewaterhouseCoopers is compatible with the general standard of independence for auditors imposed by the Australian Corporations Act 2001 on the basis set out in the Audit committee report on page 55.

Financial instruments
Details of the Group’s financial risk management objectives and policies and exposure to risk is described in the Financial review in the 2005
Annual report and financial statements.

Value of land
The Group’s interests in land consists mainly of leases and other rights which permit working of the land and the erection of buildings and equipment to extract and treat minerals. This land is normally carried in the financial statements at cost. The market value depends on product prices over the long term and therefore will vary with market conditions.

Creditor payments
It is the Group’s policy to agree terms of payments with suppliers when entering into contracts and to meet its obligations accordingly. The Group does not follow any specific published code or standard on payment practice.
     At 31 December 2005, there were 35 days’ (2004: 23 days) purchases outstanding in respect of Rio Tinto Limited and 18 days’ (2004: 24 days) purchases outstanding in respect of Rio Tinto plc, based on the total invoiced by suppliers during the year.

Income and Corporation Taxes Act 1988
The close company provisions of the UK Income and Corporation Taxes Act 1988 do not apply to Rio Tinto plc.

The Directors’ report is made in accordance with a resolution of the board.

Paul Skinner	Leigh Clifford	Guy Elliott
Chairman 24 February 2006	Chief executive 24 February 2006	Finance director 24 February 2006

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Directors’ report continued

Directors’ attendance at board and committee meetings during 2005

	Board		Audit		Remuneration		Committee on social		Nominations
			committee		committee		and environmental		committee
							accountability

Name of Director	A	B	A	B	A	B	A	B	A	B

Robert Adams[1]	–	–
Ashton Calvert[2,6]	11	9					3	2	2	2
Sir David Clementi	11	8	8	7	4	4
Leigh Clifford	11	11
Vivienne Cox[2,5]	11	10	6	5
Leon Davis[3]	4	4					2	2
Sir Rod Eddington[4,7]	4	4					1	1	1	1
Guy Elliott	11	11
Sir Richard Giordano[3]	4	3	3	3			2	2
Richard Goodmanson	11	9			4	4	4	3
Andrew Gould	11	7	8	6	4	4
Lord Kerr	11	10	8	8			4	4
David Mayhew[9]	11	11	5	5					2	2
John Morschel[3]	4	3			2	2	2	2
Paul Skinner[8]	11	11					3	3	2	2
Sir Richard Sykes	11	10			4	4			2	1

A = Maximum number of meetings the director could have attended
B = Number of meetings attended

Notes
1.	Robert Adams died on 27 January 2005.
2.	Vivienne Cox and Ashton Calvert were appointed on 1 February 2005.
3.	Leon Davis, Sir Richard Giordano and John Morschel retired on 29 April 2005.
4.	Sir Rod Eddington was appointed on 1 September 2005.
5.	Vivienne Cox became a committee member on 27 April 2005 (Audit).
6.	Ashton Calvert became a committee member on 1 February 2005 (Nominations and CSEA).
7.	Sir Rod Eddington became a committee member on 1 September 2005 (Nominations and CSEA).
8.	Paul Skinner ceased to be a committee member on 7 June 2005 (CSEA).
9.	David Mayhew ceased to be a committee member on 31 July 2005 (Audit).

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Remuneration report

Introduction The board of Rio Tinto has pleasure in presenting the Remuneration report to shareholders. The report covers the following information:
•	a description of the Remuneration committee and its duties;
•	a description of the policy on directors’, product group chief executives’ and company secretaries’ remuneration;
•	a résumé of the terms of executive directors’ and product group chief executives’ contracts and non executive directors’ letters of appointment;
•	details of each director’s and product group chief executive’s remuneration and awards under long term incentive plans and the link to corporate performance;
•	details of directors’ and product group chief executives’ interests in Rio Tinto shares; and
•	graphs illustrating Group performance, including relative to the HSBC Global Mining Companies’ Index.

The Remuneration report forms part of the Directors’ report.
     Rio Tinto is subject to a number of different reporting requirements for the contents of the Remuneration report. The Australian Corporations Act requires certain disclosures in respect of the five highest paid executives below board level, and Australian and International accounting standards (AASB 124 and IAS 24 respectively) both require additional disclosures for “key management personnel”. The board has considered the definition of “key management personnel” and has decided that, in addition to the executive and non executive directors, they comprise the six product group chief executives. In the remainder of this report, the executive directors and the product group chief executives will collectively be referred to as the executives.

Remuneration committee The following independent, non executive directors were members of the Remuneration committee during 2005:
•	Sir Richard Sykes (chairman)
•	Sir David Clementi
•	Richard Goodmanson
•	Andrew Gould
•	John Morschel (to 29 April 2005)

The committee met four times during 2005. Members’ attendance is set out on page 38. The committee’s responsibilities are set out in its Terms of Reference which can be viewed on Rio Tinto’s website. They include:
•	recommending remuneration policy relating to the executives to the board;
•	reviewing and determining the remuneration of the executives and the company secretary of Rio Tinto plc;
•	reviewing and agreeing management’s strategy for remuneration and conditions of employment for managers other than the executives;
•	monitoring the effectiveness and appropriateness of general executive remuneration policy and practice; and
•	recommending any changes to the chairman’s fees.

Jeffery Kortum, Group adviser, remuneration, attends the committee’s meetings in an advisory capacity. The chairman, Paul Skinner, and the chief executive, Leigh Clifford, also participated in meetings at the invitation of the committee, but were not present when issues relating to their own remuneration were discussed. Anette Lawless, the company secretary of Rio Tinto plc, acts as secretary to the committee, but is not present when issues relating to her remuneration are discussed.
     In 2004, the committee appointed Kepler Associates, an independent remuneration consultancy, to provide advice on executive remuneration matters. Apart from providing specialist remuneration advice, Kepler Associates has no links to the Group.
     To carry out its duties in accordance with its Terms of Reference, the committee monitors global remuneration trends and developments and draws on a range of external sources of data, including publications by remuneration consultants Towers Perrin, Hay Group and Watson Wyatt.

Corporate governance
The committee reviewed its Terms of Reference in 2005 and concluded that, in the course of its business, it had covered the main duties set out in the Combined Code, published by the UK Financial Reporting Council, and Principle 9 of the ASX Best Practice Corporate Governance Guidelines, and was constituted in accordance with the requirements of the Code and the ASX Best Practice Corporate Governance Guidelines.
     The board considered the performance of the committee and confirmed that the committee had satisfactorily performed the duties set out in its Terms of Reference.
     The 2004 Remuneration report was approved by shareholders at the 2005 annual general meetings.

Executive remuneration
Board policy
Rio Tinto operates in a global market, where it competes for a limited resource of talented, internationally mobile executives. It recognises that to achieve its business objectives, the Group needs high quality, committed people.
     Rio Tinto has, therefore, designed an executive remuneration policy to support its business goals by enabling it to attract, retain and appropriately reward executives of the calibre necessary to produce very high levels of performance.
The main principles of the Group’s executive remuneration policy are:
•	to provide total remuneration which is competitive in structure and quantum with comparator companies’ practices in the regions and markets within which the Group operates;
•	to achieve clear alignment between total remuneration and delivered business and personal performance, with particular emphasis on shareholder value creation;
•	to link variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Group and shareholders over the short, medium and long term;
•	to provide an appropriate balance of fixed and variable remuneration; and
•	to provide appropriate relativities between executives globally, in order to support executive placements to meet the needs of the Group.

The composition of total remuneration packages for senior management, including the remuneration of the company secretaries, is designed to provide an appropriate balance between the fixed and variable components. This is in line with Rio Tinto’s stated objective of aligning total remuneration with personal and business performance. Details of executives’ remuneration composition are set out in Table 1 on page 46.
Executive remuneration is explicitly related to business performance through:
•	the Short Term Incentive Plan, which is based on assessment of personal performance as well as Group and relevant product group underlying earnings and safety targets established by the
Remuneration committee each year;
•	the Share Option Plan and Mining Companies Comparative Plan, which link vesting of options or shares to Rio Tinto total shareholder return performance relative to that of other nominated comparator companies.

The Group’s return to shareholders over the last five years is set out in the table on page 43.

Remuneration components
Base salary
Base salaries for executives are reviewed annually, taking into account the nature of the individual executive’s role, external market trends and business and personal performance. The Remuneration committee uses a range of international companies of a similar size, global reach and complexity to make this comparison.

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Remuneration report continued

Short term incentive plan (STIP) STIP provides an annual cash bonus opportunity for participants and is designed to support overall remuneration policy by:
•	focusing participants on achieving goals which contribute to sustainable shareholder value; and
•	providing significant bonus differential based on performance against challenging personal, business, and other targets, including safety.

The Remuneration committee reviews and approves performance targets and objectives for executives annually. Executive directors’ STIP payments are linked to three performance criteria: Group financial performance, Group safety performance and personal performance. Product group chief executives’ STIP payments are linked to Group and product group financial performance, product group safety performance and personal performance. Group and product group financial performance is partly measured on an actual underlying earnings basis and partly on a basis normalised for fluctuations of market prices and exchange rates.
     The target level of bonus for executives for 2006 is 60 per cent of salary, the same as 2005. Executives may receive up to twice their target (ie up to 120 per cent of salary) for exceptional performance against all criteria.
     Detail relating to STIP awards for 2005 is on page 43.

Long term incentives
Shareholders approved two long term incentives at the annual general meetings in 2004, the Share Option Plan and the Mining Companies Comparative Plan.
     These are intended to provide the Remuneration committee with a means of linking management’s rewards to Group performance. The committee regards total shareholder return (TSR) as the most appropriate measure of a company’s performance for the purpose of share based long term incentives and a TSR performance measure is therefore applied to both plans.

Share Option Plan (SOP)
Each year, the Remuneration committee considers whether a grant of options should be made under the SOP, and if so, at what level. In arriving at a decision, the committee takes into consideration the personal performance of each executive as well as local remuneration practice.
     No options will become exercisable unless the Group has met stretching performance conditions. In addition, before approving any vesting and irrespective of performance against the respective performance conditions, the Remuneration committee retains discretion to satisfy itself that the TSR performance is a genuine reflection of underlying financial performance.
     Under the plan, approved by shareholders at the 2004 annual general meetings, vesting is subject to Rio Tinto’s TSR equalling or outperforming the HSBC Global Mining Index over a three-year performance period. The HSBC Global Mining Index covers the mining industry in 27 countries. Rio Tinto’s TSR is calculated as a weighted average of the TSR of Rio Tinto plc and Rio Tinto Limited. If TSR performance equals the index, the higher of one third of the original grant or 20,000 options will vest (subject to the actual grant level not being exceeded). The full grant vests if the TSR performance is equal to or greater than the HSBC Global Mining Index plus five per cent per annum. TSR performance at this level historically has been equivalent to the upper quartile of companies in the index. Between these points, options vest on a sliding scale, with no options becoming exercisable for a three year TSR performance below the index.
     Options granted under the 2004 plan before 31 December 2006 will be subject to a single fixed base retest five years after grant if they have not vested after the initial three year performance period, with options granted after 31 December 2006 not subject to any retest. These latter options will, therefore, lapse if they do not vest at the conclusion of the three year performance period. Options granted during 2006 will be the last which will be subject to a potential re-test.

     Prior to any options being released to participants for exercise, the Group’s performance against the criteria relevant to the SOP is examined and verified by the external auditors. If Rio Tinto were subject to a change of control or a company restructuring, options would become exercisable subject to the satisfaction of the performance condition measured at the time of the takeover or restructure.
     Where an option holder dies in service, qualifying options vest immediately, regardless of whether the performance conditions have been satisfied. The estate will have 12 months in which to exercise the options.
     The maximum grant under the SOP is three times salary, based on the average share price over the previous financial year. Under the SOP, no options are granted at a discount and no amount is paid or payable by the recipient on receipt of the options. Executives may, however, be granted options at a discount under the Rio Tinto Share Savings Plan, described under ‘Share based remuneration not dependent on performance’ below.
For SOP grants made prior to 2004:
•	two thirds of options vest when growth in the Group’s adjusted earnings per share (under UK GAAP) for a three year performance period is at least nine percentage points higher than US inflation over the same period, as measured by the US Consumer Price Index;
•	the balance of the grant vests when growth of at least 12 percentage points above US inflation has been achieved;
•	Rio Tinto performance is tested against the performance condition after three years; and
•	there is an annual retest on a three year rolling basis until options fully vest or lapse at the end of the option period.

All remaining open options granted on this basis (under the Plan approved in 1998) will have vested on or before 7 March 2006.

Mining Companies Comparative Plan (MCCP)
Rio Tinto’s performance share plan, the MCCP, provides participants with a conditional right to receive shares. The conditional awards will only vest if performance conditions approved by the committee are satisfied. Again, were there to be a change of control or a company restructuring, the awards would only vest subject to the satisfaction of the performance condition measured at the time of the takeover or restructuring. Additionally, if a performance period is deemed to end during the first 12 months after the conditional award is made, that award will be reduced pro-rata. These conditional awards are not pensionable.
     The performance condition compares Rio Tinto’s TSR with the TSR of a comparator group of 15 other international mining companies over the same four year period. The composition of this comparator group is reviewed regularly by the committee to provide continued relevance in a consolidating industry. The members of this group relevant to the 2005 conditional award are listed at the bottom of the ranking table on page 41. The comparator group for the 2006 conditional award will be determined by the Remuneration committee prior to approving the award.
     The maximum conditional award size under the current MCCP is two times salary, calculated using the average share price over the previous financial year.
     The following table shows the percentage of each conditional award which will be received by executives based on Rio Tinto’s four year TSR performance relative to the comparator group for conditional awards made after 1 January 2004:

Ranking in comparator group Percentage vesting:
1st-2nd	3rd	4th	5th	6th	7th	8th	9th-16th

150	125	100	83.75	67.5	51.25	35	0

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The historical ranking of Rio Tinto in relation to the comparator group is shown in the following table:

Ranking of Rio Tinto versus comparator companies
Period	Ranking out of 16	Period	Ranking out of 16

1993 – 97	4	1998 – 02	3
1994 – 98	4	1999 – 03	7
1995 – 99	2	2000 – 04	11
1996 – 00	2	2001 – 05	10
1997 – 01	2

Comparator companies for the 2005 Conditional Award were: Alcan, Alcoa, Anglo American, Barrick Gold, BHP Billiton, Freeport, Grupo Mexico, INCO, Newmont, Noranda, Phelps Dodge, Placer Dome, Teck Cominco, WMC Resources and Xstrata

Before awards are released to participants, the external auditors and Kepler Associates independently review the Group’s TSR performance compared to that of the comparator companies.
     Awards are released to participants as either Rio Tinto plc or Rio Tinto Limited shares or as an equivalent amount in cash. In addition, for MCCP Conditional Awards made after 1 January 2004, a cash payment equivalent to the dividends that would have accrued on the vested number of shares over the four year period will be made to executive directors and product group chief executives.
      Shares to satisfy the vesting may be treasury shares, shares purchased in the market, by subscription, or, in the case of Rio Tinto Limited, transfers of existing shares.

Post employment benefits
Under current pension arrangements, executives are normally expected to retire at the age of 60, except executives with Australian employment contracts, who would normally be expected to retire at age 62. In 2004, Leigh Clifford’s contractual retirement age was reduced from 62 to 60, with a corresponding change to his retirement arrangements.

United Kingdom
Guy Elliott participates in the non contributory Rio Tinto Pension Fund, a funded, Inland Revenue approved, occupational pension scheme. The fund provides both defined benefit and defined contribution benefits. In April 2005, the defined benefit section of the Rio Tinto Pension Fund was closed to new participants.
     Guy Elliott is a member of the defined benefit section, accruing a pension from normal retirement age at 60 of two thirds final pensionable salary, subject to completion of 20 years’ service. Proportionally lower benefits are payable for shorter service or, if, having attained 20 years’ service, retirement is taken prior to the age of 60. Members of the defined benefit section who retire early may draw a pension reduced by approximately four per cent a year for each year of early payment from age 50 onwards. Spouse and dependants’ pensions are also provided. Pensions paid from this section are guaranteed to increase annually in line with increases in the UK Retail Price Index subject to a maximum of ten per cent per annum. Increases above this level are discretionary.
     During 2005, no Company cash contributions were paid into the Rio Tinto Pension Fund as the fund remained fully funded.
     Rio Tinto has reviewed its pension policy in the light of the legislation changes being introduced from April 2006, which will remove the earnings “cap” and introduce a Lifetime Allowance. The Rio Tinto Pension Fund is being amended to incorporate a fund specific limit equivalent to the earnings cap for all members previously affected; unfunded benefits will continue to be provided, where already promised, on pensionable salary above the fund specific limit. There will be no change to the pension promise in place for the current executive director, and the unfunded arrangements described above may be utilised to deliver this promise.

Australia
Leigh Clifford, is a member of the Rio Tinto Staff Superannuation Fund, a funded superannuation fund regulated by Australian legislation. The fund provides both defined benefit and defined contribution benefits. He is a defined benefit member, accruing lump sums payable on retirement. Retirement benefits are limited to a lump sum multiple of up to seven times final basic salary at age 62, although, as stated above, Leigh Clifford will retire at age 60. For retirement after 62, the benefit increases to up to 7.6 times average salary at age 65.
     Death in service and disablement benefits are provided as lump sums and are equal to the prospective age 65 retirement benefit. Proportionate benefits are also payable on termination of employment for ill health or resignation.
     Executives are not required to pay contributions. During 2005, Company cash contributions were paid into the Rio Tinto Staff Superannuation Fund to fund members’ defined benefit and defined contribution benefits.

Other pensionable benefits
The percentage of total remuneration which is dependent on performance is substantial. The committee considers it appropriate that a proportion of this “at risk” pay should be pensionable. Annual STIP awards are pensionable up to a maximum value of 20 per cent of basic salary. For Australian participants this results in a defined contribution payment equivalent to 20 per cent of the pensionable component of STIP and does not impact the defined benefit component.
     The Remuneration committee has determined that for any new executive directors, STIP will not be pensionable.
     Details of directors’ pension and superannuation entitlements are set out in Table 2 on page 48.

Performance and non performance related remuneration
Total remuneration is a combination of fixed and performance related elements, each of which is described in this report. In addition, some executives have specific arrangements for remuneration outside the performance and non performance related remuneration. These include expatriate/secondment packages, which may include items such as housing benefit, assistance with incremental school fees and tax equalisation. Other compensation includes medical insurance and the provision of a company car and fuel, or an allowance in lieu. The total remuneration for executives shown in Table 1 includes these non performance related items, which are specific to the circumstances of each executive.
     The performance related, or variable, elements are the short and long term incentive plans, which are linked to achievement of business and personal performance goals and are, therefore, “at risk”. The rest of the elements of the package are “fixed”, as they are not at risk, although some, such as base salary, are also related to performance.
     Excluding post employment costs and expatriate secondment costs, employment costs and other benefits, the proportion of total direct remuneration provided by way of variable components, assuming target levels of performance, is approximately 68 per cent for the chief executive, 62 per cent for the finance director and between 62 per cent and 68 per cent for the product group chief executives. Variable components comprise the Short Term Incentive Plan, the Share Option Plan and the Mining Companies Comparative Plan (STIP, SOP and MCCP). The actual proportion of total direct remuneration provided by way of variable components is set out in Table 1 on page 46 and may differ from these target percentages depending on Company and personal performance.

Share based remuneration not dependent on performance
Senior management may participate in share and share option plans that apply to all employees at particular locations and for which neither grant or vesting is subject to the satisfaction of a performance condition. These plans are consistent with standard remuneration practice whereby employees are offered share and option plan participation as part of their employment entitlements in order to encourage alignment

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Remuneration report continued

with the long term performance of the Company.
     Executives employed in the Rio Tinto plc part of the Group may participate in the Rio Tinto plc Share Savings Plan, a savings related plan which is open to employees in the UK and elsewhere. Under the plan, participants can save up to £250 per month, or equivalent in local currency, for a maximum of five years. At the end of the savings period participants may exercise an option over shares granted at a discount of up to 20 per cent to the market value at the time of the grant. The number of options participants are entitled to is determined by the option price, the savings amount and the length of the savings contract. No consideration is paid or payable by the recipient on receipt of the options. The UK section of this plan is Inland Revenue approved.
     Eligible UK employees, including some of the executives, may also participate in the Rio Tinto Share Ownership Plan, an Inland Revenue approved share incentive plan which was approved by shareholders at the 2001 annual general meeting and introduced in 2002. Under this plan, participant employees can save up to £125 per month, which the plan administrator invests in Rio Tinto plc shares. Rio Tinto matches these purchases on a one for one basis. In addition, eligible employees may receive an annual award of Rio Tinto shares up to a maximum of five per cent of salary, subject to a cap of £3,000.
     Executives employed in the Rio Tinto Limited part of the Group may elect to participate in the Rio Tinto Limited Share Savings Plan, also introduced in 2001, which is similar to the Rio Tinto plc Share Savings Plan.

Service contracts
Each of the executives has a service contract with a Group company. Full details of remuneration provided during service are set out in this report.
     It is the Group’s policy that the service contracts of all executives have no fixed term but be capable of termination giving no more than 12 months’ notice. Notice periods for executives are as follows:

Notice periods
Name	Date of	Notice	Remaining
	Agreement	period	service period
if less than
12 months

Executive directors
Leigh Clifford	30 Mar 2005	12 months	N/A
Guy Elliott	19 Jun 2002	12 months	N/A
Product group chief executives
Tom Albanese	3 Aug 2004	12 months	N/A
Preston Chiaro	30 Sep 2003	12 months	N/A
Oscar Groeneveld	1 Oct 2004	12 months	N/A
Keith Johnson	12 Mar 2004	12 months	N/A
Andrew Mackenzie	4 May 2004	12 months	N/A
Sam Walsh	3 Aug 2004	12 months	N/A

Termination payments
Rio Tinto has retained the right to pay executives in lieu of notice. Given the wide variety of possible circumstances leading to early termination, the executives’ service contracts do not provide explicitly for compensation, but in the event of early termination, it is the Group’s policy to act fairly in all circumstances and the duty to mitigate would be taken into account. Compensation would not provide unmerited reward for poor performance.
     There were no termination payments made in 2005. However, a contractual payment was made to Christopher Renwick, a former product group chief executive, who left the Group on 1 December 2004, in respect of housing costs incurred as a consequence of his relocation during employment at the request of the Group. This payment is shown in Table 1 as a termination benefit in 2005 as it was paid after he left the Group.

Shareholding policy
In 2002, the committee decided that it would be appropriate to encourage executives to build up a substantial shareholding, aiming to reach a holding equal in value to two times base salary over five years. Details of executives’ share interests in the Group are set out in Table 3 on page 48.

Remuneration paid in 2005
Performance of Rio Tinto, product groups and individual executives
2005 was a year of generally very strong operational performance and was the second successive year of record results for the Group.
     To illustrate the performance of the Companies relative to their markets, graphs showing the performance of Rio Tinto plc in terms of TSR over the last five years, compared to the FTSE 100 Index and Rio Tinto Limited compared to the ASX All Ordinaries Index are reproduced below. A graph showing Rio Tinto’s performance relative to the HSBC Global Mining Index is also included to illustrate the performance of Rio Tinto relative to other mining companies. The effect of this performance on shareholder wealth is detailed in the table below.

TSR (£) – Rio Tinto plc vs FTSE 100
Total return basis Index 2000 = 100

TSR (A$) – Rio Tinto Limited vs ASX All Share
Total return basis Index 2000 = 100

TSR (US$) – Rio Tinto Group vs HSBC Global Mining Index
Total return basis Index 2000 = 100

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Rio Tinto shareholder return 2001-2005

Year	Dividends paid during the year	Share price – Rio Tinto plc pence		Share price – Rio Tinto Limited A$		Total shareholder return (TSR)

	US cents
	per share	1 Jan	31 Dec	1 Jan	31 Dec	%

2005	83.5	1,533	2,655	39.12	69.00	77.5
2004	66.0	1,543	1,533	37.54	39.12	1.7
2003	60.5	1,240	1,543	33.95	37.54	27.9
2002	68.5	1,316	1,240	37.21	33.95	(2.3)
2001	58.5	1,178	1,316	29.44	37.21	15.5

Rio Tinto Group and product group performance during 2005, and over relevant performance periods ending at 31 December 2005, impacted executives’ remuneration as follows:

Share based awards:
•	MCCP – Rio Tinto ranked tenth in the sixteen company comparator group at the completion of the four-year performance period ending 31 December 2005, resulting in zero vesting of the conditional award made to executives who were directors at the date of the conditional award. This group included Leigh Clifford, Guy Elliott and Oscar Groeneveld. The vesting shown in Table 4 on page 49, for other product group chief executives, where relevant, is in accordance with the performance condition applicable to the 2002 award and represents 25 per cent of the original awards.
•	SOP – Rio Tinto EPS growth over the three years ending 31 December 2005 exceeded the level required by the applicable performance condition and this grant will vest in full on 7 March 2006.

Annual cash bonus
Cash bonuses (STIP) in respect of the 2005 performance period, to be paid in March 2006, are set out in Table 1 on page 46 and the percentages awarded to each executive (or forfeited) are set out in the table on page 44. These bonuses were approved by the committee on the basis of delivered performance against financial, safety and personal targets and objectives for each executive.
     Financial performance was assessed against underlying earnings targets for the Group and relevant product group as established by the committee at the commencement of the performance period. The potential impact of fluctuations in exchange rates and some prices are outside the control of the Group. The committee therefore compares, on an equal weighting basis, both actual results and underlying performance. This approach is designed to ensure that the annual bonus reflects financial results and addresses underlying performance excluding the impact of prices and exchange rates. The committee retains discretion to consider underlying business performance in deciding STIP awards.
     The safety measures included Group or relevant product group lost time injury frequency rates (LTIFR) and overall assessment of progress against improvement targets in other safety measures, including all injury frequency rates (AIFR). These measures are chosen as they reflect the priority of safety at all Rio Tinto operations.
     Personal performance targets and objectives were established for each executive at the start of the performance period. These comprise a balanced set of measures for each individual that reflect current operational performance, as well as progress on initiatives and projects designed to grow the value of each business unit and the Rio Tinto portfolio. The targets and objectives chosen enable personal performance and the benefit accruing to shareholders in the long term to be mirrored in each of the executives’ “at risk” remuneration.

     To achieve linkage between business/financial and personal/non-financial performance and remuneration, each executive director’s STIP payment is calculated as a percentage of salary in accordance with the formula set out below:

Target		Business/financial			Personal/non-financial
STIP		(score = 0% to 133%)			(Score = 0% to 150%)
(60%)		75%	25%		Personal targets
	X	weight	weight	X	and objectives
		Group	Group
		financial	safety
		results	performance

For each product group chief executive, STIP payments are calculated as a percentage of salary in accordance with the formula set out below:

Target		Business/financial			Personal/non-financial
STIP		(Score = 0% to 133%)			(Score = 0% to 150%)
(60%)		40%	60%		25%	75%
	X	weight	weight	X	weight	weight
		Group	Product		Product	Personal
		financial	group		group	targets
		results	financial		safety	and
			results			objectives

The following is a summary of the business, financial and safety STIP remuneration outcomes for 2005. Full details of overall STIP outcomes are listed below:
•	Strong Group financial performance for 2005 resulted in a STIP score at the maximum level (133 per cent of target) for this component.
•	Financial performance for each product group varied and the Remuneration committee approved STIP scores ranging from 80 per cent of target to 133 per cent of target (the maximum) for this component.
•	Continued improvement in Group safety performance resulted in the Remuneration committee approving a score of 125 per cent of target (maximum is 133 per cent) for this component.
•	Product group safety performance varied and STIP scores ranged from 80 per cent of target to 140 per cent of target (where 150 per cent is the maximum achievable) for this component.
•	Total STIP awards for executives ranged from 71 per cent to 106 per cent of salary (59 per cent to 88 per cent of maximum).

Each of the results set out below therefore reflect a second successive year of record results, strong operational performance and portfolio initiatives to secure future value for the business across the Group.

Leigh Clifford
• The committee assessed personal performance as above target and the overall STIP award was 157.2 per cent of target (78.6 per cent of maximum).
Guy Elliott
• The committee assessed personal performance as above target and the overall STIP award was 170.3 per cent of target (85.2 per cent of maximum).
Tom Albanese
• The committee assessed product group financial performance and personal performance as above target and product group safety performance at target. The overall STIP award was 157.9 per cent of target (79 per cent of maximum).
Preston Chiaro
•	The committee assessed product group financial performance as below target and safety and personal performance as above target.
The overall STIP award was 120.2 per cent of target (60.1 per cent of maximum).

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Oscar Groeneveld
•	The committee assessed product group financial performance and personal performance as above target and safety performance at target. The overall STIP award was 124.9 per cent of target (62.5 per cent of maximum).
Keith Johnson
•	The committee assessed product group financial performance and personal performance as above target and safety performance as below target. The overall STIP award was 142.4 per cent of target (71.2 per cent of maximum).
Andrew Mackenzie
•	The committee assessed product group financial performance as at target, personal performance as above target and safety performance as below target. The overall STIP award was 118.9 per cent of target (59.4 per cent of maximum).
Sam Walsh
•	The committee assessed product group financial and safety performance and personal performance as above target. The overall STIP award was 176.2 per cent of target (88.1 per cent of maximum).

Share based payment – long term incentives granted in 2005
Options over either Rio Tinto plc or Rio Tinto Limited shares were granted to each executive under the Share Option Plan on 9 March 2005. The Remuneration committee reviewed the performance condition applicable to this grant and confirmed that vesting will be dependent on Rio Tinto TSR relative to the HSBC Global Mining Index over a three year performance period. Share options granted are included in Table 5 on page 51.
     A conditional award of performance shares in either Rio Tinto plc or Rio Tinto Limited shares was made to each executive under the MCCP on 9 March 2005. The Remuneration committee reviewed the performance condition applicable to the conditional award and confirmed that vesting will be dependent on Rio Tinto TSR relative to 15 other mining companies.
     The percentages of maximum bonuses made in respect of 2005 and grants vested in respect of performance periods ending 31 December 2005, as well as the percentages forfeited because the relevant Company or individual did not meet the performance criteria required for full vesting, are as follows:

Bonuses and grants made during or in respect of 2005

	STIP Cash[1]		SOP Options[2]		MCCP Shares[3]

	% of	% of	%	%	%	%
	maximum	maximum	vested	forfeited	vested	forfeited
	vested	forfeited

Robert Adams[4]	50.0	50.0	100	–	42.3	57.7
Leigh Clifford	78.6	21.4	100	–	–	100
Guy Elliott	85.2	14.8	100	–	–	100
Tom Albanese	79.0	21.0	100	–	25	7 5
Preston Chiaro	60.1	39.9	100	–	25	75
Oscar Groeneveld	62.5	37.5	100	–	–	100
Keith Johnson	71.2	28.8	100	–	25	7 5
Andrew Mackenzie[5]	59.4	40.6	N/A	N/A	N/A	N/A
Sam Walsh	88.1	11.9	100	–	25	75

1.	Paid in March 2006 in respect of 2005.
2.	Vesting of 2003 grant in March 2006.
3.	Vesting of 2002 Conditional Award in February 2006.
4.	Robert Adams’ conditional award vested on a pro-rata basis reflecting his period of employment.
5.	Andrew Mackenzie joined in 2004 after the 2003 SOP and 2002 MCCP awards had been made.

The estimated maximum and minimum total value of bonuses and share and option based compensation for the 2006 financial year are set out below.

Minimum and maximum total bonuses and grants 2006

		STIP Cash[1]	SOP Options			MCCP Shares
	Potential range of		(% of March			(% of March
	bonus payments in		2006 salary)		[2,3]	2006 salary)		[2,4]
	March 2007 in
	respect of 2006

	Min	Max	Min	Max		Min	Max
	US$	US$
Leigh Clifford	–	1,835,136	–	300		–	200
Guy Elliott	–	1,161,216	–	200		–	140
Tom Albanese	–	948,000	–	300		–	200
Preston Chiaro	–	720,000	–	300		–	200
Oscar Groeneveld	–	1,141,920	–	200		–	140
Keith Johnson	–	756,864	–	200		–	140
Andrew Mackenzie	–	839,808	–	200		–	140
Sam Walsh	–	1,054,080	–	200		–	140

1.	Based on exchange rate £1 = US$1.728 and A$1 = US$0.732.
2.	Grant / Conditional Award based on the average share price during 2005.
3.	SOP Options to be granted in 2006 may, subject to achievement of the performance condition, vest in 2009, with a potential re-test in 2011. The maximum value of these options at the date of vesting would be calculated by multiplying the number of vested options by the intrinsic value at that time (ie the difference between the option exercise price and the current market price).
4.	MCCP performance shares to be granted in 2006 may, subject to achievement of the performance condition, vest in 2010. The maximum value of these shares at the date of vesting would be calculated by multiplying the number of vested shares by the intrinsic value at that time (ie the current market price plus, the value of dividends “earned” on the vested shares during the performance period).

External appointments
Executive directors are likely to be invited to become non executive directors of other companies. Rio Tinto believes that such appointments can broaden their experience and knowledge, to the benefit of the Group. It is Group policy to limit executive directors’ external directorships to one FTSE 100 company or equivalent and they are not allowed to take on the chairmanship of another FTSE 100 company. In addition the chairman of Rio Tinto is not permitted to take on the chairmanship of another FTSE 100 company, or equivalent. Consequently, where there is no likelihood that such directorships will give rise to conflicts of interests, the board will normally give consent to the appointment, with the director permitted to retain the fees earned. Details of fees earned are set out in the notes to Table 1 on page 46.

Company secretary remuneration
The board policy described above applies to the company secretary of each of Rio Tinto plc and Rio Tinto Limited. The secretaries participate in the same performance based remuneration arrangements as the executives. The individual performance measures for the secretaries’ annual cash bonus comprise company and personal measures. Their personal measures reflected the key responsibilities of the company secretarial role and included ensuring compliance with regulatory requirements, oversight of good corporate governance practice and the provision of corporate secretarial services.

Chairman and non executive director remuneration
Remuneration policy
Reflecting the board’s focus on long term strategic direction and corporate performance rather than short term results, remuneration for the chairman and non executive directors is structured with a fixed fee component only, details of which are set out below and in Table 1 on page 46. The board as a whole determines non executive directors’ fees, although non executive directors do not vote on any changes to their own fees. Fees are set to reflect the responsibilities and time spent by the directors on the affairs of Rio Tinto. To reflect the commitment expected from directors, as well as market practice for similar companies, non executive directors’ base fees were increased from £50,000 to £60,000 in late 2005, the first such increase since 2001.
     It is Rio Tinto’s policy that the chairman should be remunerated on

44	Rio Tinto 2005 Annual review

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a competitive basis and at a level which reflects his contribution to the Group, as assessed by the board. The chairman is not present at any discussion regarding his own remuneration. He does not participate in the Group’s incentive plans or pension arrangements.

Letters of appointment
Non executive directors have formal letters of appointment setting out their duties and responsibilities. These letters are available for inspection at Rio Tinto plc’s registered office prior to the annual general meeting and at the meeting itself. Each non executive director is appointed subject to periodic re-election by shareholders as detailed on page 52. There are no provisions for compensation payable on termination of any non executive director’s directorship.
     The chairman’s letter of appointment summarises his duties as chairman of the Group and was agreed by the Remuneration committee. It stipulates that he is expected to dedicate at least three days per week on average to carry out these duties. The letter envisages that Paul Skinner will continue in the role of chairman until he reaches the age of 65 in 2009, subject to re-election as a director by shareholders, although the appointment may be terminated by either Rio Tinto or Paul Skinner giving six months’ notice. Other than in this case, there is no provision for compensation payable on termination of his chairmanship or directorship.

Remuneration components
The following table sets out the annual fees payable to the chairman and the non executive directors in £/A$ as appropriate.

	As at		As at
	31 Dec 2005		1 Jan 2005

Base fees:
Chairman	£600,000		£550,000
Other directors	£60,000	/	£50,000	/
	A$150,000		A$125,000
Additional fees:
Senior independent director	£35,000		£30,000
Audit committee chairman	£20,000		£20,000
Audit committee member	£10,000		£10,000
Remuneration committee chairman	£15,000		£15,000
Remuneration committee member	£5,000		£5,000
Committee on social and environmental
accountability chairman	£10,000		–
Committee on social and environmental	£3,000	/
accountability member	A$7,500		–
Overseas meeting allowances:
Long distance (flights over	£4,000	/	£4,000	/
10 hours per journey)	A$10,000		A$10,000
Medium distance (flights of	£2,000	/	£2,000	/
5-10 hours per journey)	A$5,000		A$5,000

No additional fee is payable to the chairman or members of the Nominations committee although this arrangement remains subject to review and will depend on the volume of committee business going forward. In light of the increased volume of committee work, it was decided in June 2005 to introduce a £10,000 fee for the chairman of the Committee on social and environmental accountability and a £3,000 fee for members.
     Rio Tinto does not pay retirement benefits or allowances to the chairman or non executive directors nor do any participate in any of the Group’s incentive plans. Where the payment of statutory minimum superannuation contributions for Australian non executive directors is required by the Australian superannuation guarantee legislation, these contributions are deducted from the directors’ overall fee entitlements.

Remuneration paid during 2005
Details of the nature and amount of each element of remuneration paid to the chairman and non executive directors during 2005 are set out in Table 1 on page 46. No post employment, long term or termination payments were paid and no share based payments made.

Directors’ total remuneration as defined under Schedule 7A of the Companies Act 1985

	2005	2004
	US$’000	US$’000

Chairman
Paul Skinner	1,049	963

Non executive directors
Ashton Calvert	132	–
Vivienne Cox	107	–
Sir David Clementi	138	110
Leon Davis	95	275
Sir Rod Eddington	43	–
Sir Richard Giordano	80	191
Richard Goodmanson	127	8
Andrew Gould	142	110
Lord Kerr	130	115
David Mayhew	122	122
John Morschel	43	155
Sir Richard Sykes	188	127
Lord Tugendhat	–	37

Executive directors
Robert Adams	220	1,777
Leigh Clifford	3,093	3,150
Guy Elliott	1,872	1,781
Oscar Groeneveld	–	1,215

Annual general meetings
Shareholders will be asked to vote on this Remuneration report at the Companies’ forthcoming annual general meetings.

By order of the board
Anette Lawless
Secretary
Remuneration Committee
24 February 2006

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Remuneration report continued

Table 1 – Total remuneration of directors and product group chief executives

									Primary		Equity

				Short term employee benefits and costs			Other long		Value of share based awards[6]
							term benefits

	Base	Cash	Other cash	Non-Monetary	Secondment	Employment		Long	MCCP[7]	SOP[8]	SSP/
	salary	bonus	based	benefits[2]	costs[3]	costs[4]		service[5]			Others[9]
Stated in US$’000[1]			benefits[2]
	US$	US$	US$	US$	US$	US$		US$	US$	US$	US$

Chairman
Paul Skinner	1,017	–	31	1	–	133		–	–	–	–
Non executive directors
Ashton Calvert[13]	101	–	31	–	–	7		–	–	–	–
Vivienne Cox[13]	100	–	7	–	–	13		–	–	–	–
Sir David Clementi	123	–	15	–	–	16		–	–	–	–
Leon Davis[13,14]	94	–	–	–	–	5		–	–	–	–
Sir Rod Eddington[13]	35	–	8	–	–	5		–	–	–	–
Sir Richard Giordano[13,14]	61	–	7	–	–	8		–	–	–	–
Richard Goodmanson	112	–	15	–	–	–		–	–	–	–
Andrew Gould	135	–	7	–	–	–		–	–	–	–
Lord Kerr	115	–	15	–	–	15		–	–	–	–
David Mayhew[15,16]	108	–	15	–	–	–		–	–	–	–
John Morschel[13,14]	43	–	–	–	–	2		–	–	–	–
Sir Richard Sykes[16]	174	–	15	–	–	–		–	–	–	–
Executive directors[17,19]
Robert Adams –
Planning & Development[2]	76	38	102	4	–	125		–	1,155	582	1
Leigh Clifford –
Chief Executive[18]	1,492	1,348	31	5	160	363		–	1,651	1,277	2
Guy Elliott – Finance	923	906	27	6	–	256		–	881	480	10
Product group chief executives[19]
Tom Albanese –
Copper & Exploration	730	682	–	46	932	32		–	821	680	14
Preston Chiaro – Energy	537	393	21	12	1,050	64		–	652	343	14
Oscar Groeneveld –
Aluminium	883	642	–	121	138	129		–	579	457	2
Keith Johnson – Diamonds	607	498	13	22	–	148		–	473	203	8
Andrew MacKenzie –
Industrial Minerals	683	466	11	21	–	124		–	414	93	7
Chris Renwick –
Iron Ore (retired)[5]	–	–	–	–	–	110		–	–	–	–
Sam Walsh – Iron Ore	807	829	–	76	92	130		–	630	384	3

2005 Remuneration (US$’000)	8,956	5,802	371	314	2,372	1,685		–	7,256	4,499	61
			Short term employee				Long		Share based
2005 Totals				benefit and costs		19,500	term	–		awards	11,816

2004 Remuneration (US$’000)	9,255	6,688	255	775	3,183	1,994		1,325	3,337	6,582	69
				Short term employee			Long		Share based
2004 Totals				benefits and costs		22,150	term	1,325		awards	9,988

Notes
1	The total remuneration is reported in US dollars. The amounts with the exception of the annual cash bonus, can be converted into sterling at the rate of 1US$ = £0.5491 or alternatively into Australian dollars at the rate of 1US$ = A$1.3111, each being the average exchange rate for 2005. The annual cash bonus is payable under the STIP and this may be converted at the 2005 year end exchange rate of 1US$ = £0.5787 to ascertain the sterling equivalent or alternatively, 1US$ = A$ 1.3652 to calculate the Australian dollar value.
2	Other cash based benefits include car, fuel, overseas meeting allowances and cash in lieu of holiday paid to the estate of Robert Adams who died on 27 January 2005. The amounts shown as paid to non executive directors relate entirely to overseas meeting allowances. Non monetary benefits include heathcare, 401K contributions in the US, the provision of a car, annual leave accruals and professional advice.
3	Secondment costs comprise housing, education, tax equalisation and relocation payments made to and on behalf of executive directors and product group chief executives living outside their home country.

4	Employment costs comprise social security contributions and accident insurance premiums in the UK and US and payroll taxes in Australia paid by the employer as a direct additional cost of hire.

5	A payment in respect of long service leave is paid to Australian executive directors and product group chief executives on retirement. Christopher Renwick received such a payment when he retired on 1 December 2004. No other long term benefit type payments have been made in the period.

6.	The value of share based awards has been determined in accordance with the recognition and measurement requirements of IFRS2 "Share-based Payment". The fair value of awards granted under the Rio Tinto Share Option Plan (the SOP), the Share Savings Plan (the SSP) have been calculated at their dates of grant using an independent lattice based option valuation model provided by external consultants, Lane Clark and Peacock LLP. The fair value of awards granted under the Mining Companies Comparative Plan (the MCCP) has been based on the market price of shares at the measurement date adjusted to reflect the number of awards expected to vest based on the current and anticipated relative TSR performance. The non executive directors do not participate in the long term incentive share schemes.
7.	The number of conditional shares awarded to executive directors and product group chief executives under the MCCP for the twelve month period ending 31 December 2005 are shown under Table 4 of this report. The MCCP is stated under primary emoluments to reflect the treatment of the plan as a cash settled share based payment.
8.	The award of options to executive directors under the SOP and SSP during the twelve month period up to 31 December 2005 are shown in Table 5 of this report.
9.	Other share based awards refers to the Rio Tinto All Employee Share Ownership Plan where UK executive directors and product group chief executives are beneficiaries to free shares up to a maximum value of £3,000 ( US$ 5,463 ) and may also contribute to purchase additional shares where the Company will also match their personal contributions up to a maximum of £1,500 (US$ 2,732 ) per

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Table 1 – Total remuneration of directors and product group chief executives (continued)

		Post employment		Other benefits
		Post employment costs[10]		Termination benefits		Remuneration mix[11]			Total remuneration

	Pension – Defined
			Medical	Post service	Gifts[14]	Fixed as %	At-risk as %	Options as %	2005	2004[12]	Currency
	Benefits	Contributions	costs	payments		2005 Total	2005 Total	Total			of actual
Stated in US$’000	US$	US$	US$	US$	US$				US$	US$	payment

Chairman
Paul Skinner	–	–	–	–	–	100.0	–	–	1,182	1,085	£
Non executive directors
Ashton Calvert[13]	–	–	–	–	–	100.0	–	–	139	–	A$
Vivienne Cox[13]	–	–	–	–	–	100.0	–	–	120	–	£
Sir David Clementi	–	–	–	–	–	100.0	–	–	154	123	£
Leon Davis[13,14]	–	–	–	–	1	100.0	–	–	100	289	£
Sir Rod Eddington[13]	–	–	–	–	–	100.0	–	–	48	–	£
Sir Richard Giordano[13,14]	–	–	–	–	12	100.0	–	–	88	214	£
Richard Goodmanson	–	–	–	–	–	100.0	–	–	127	8	£
Andrew Gould	–	–	–	–	–	100.0	–	–	142	110	£
Lord Kerr	–	–	–	–	–	100.0	–	–	145	128	£
David Mayhew[15,16]	–	–	–	–	–	100.0	–	–	123	110	£
John Morschel[13,14]	–	–	–	–	1	100.0	–	–	46	163	A$
Sir Richard Sykes[16]	–	–	–	–	–	100.0	–	–	189	132	£
Executive directors[17,19]
Robert Adams –
Planning & Development[2]	31	–	–	–	–	16.0	84.0	27.5	2,114	3,686	£
Leigh Clifford –
Chief Executive[18]	317	58	–	–	–	36.2	63.8	19.0	6,704	6,511	£
Guy Elliott – Finance	408	–	–	–	–	41.8	58.2	12.3	3,897	3,079	£
Product group chief executives[19]
Tom Albanese –
Copper & Exploration	157	13	3	–	–	46.9	53.1	16.5	4,110	4,043	US$
Preston Chiaro – Energy	142	12	6	–	–	57.2	42.8	10.6	3,246	2,595	US$
Oscar Groeneveld –
Aluminium	181	18	–	–	–	46.7	53.3	14.5	3,150	3,383	A$
Keith Johnson – Diamonds	312	–	–	–	–	48.6	51.4	8.9	2,284	1,712	£
Andrew MacKenzie –
Industrial Minerals	398	–	–	–	–	56.1	43.9	4.2	2,217	757	£
Chris Renwick –
Iron Ore (retired)[5]	–	–	–	1,115	–	100.0	–	–	1,225	4,506	A$
Sam Walsh – Iron Ore	200	–	–	–	–	41.5	58.5	12.2	3,151	3,130	A$

									34,701	35,764

2005 Remuneration	2,146	101	9	1,115	14

2005 Totals	Post employment costs		2,256	Termination	1,129	34,701

2004 Remuneration	2,127	166	8	–	–
2004 Totals	Post employment costs		2,301	Termination	–		35,764

annum. Under these plans Robert Adams received £338 (US$616), Keith Johnson received £3,500 (US$6,374), Andrew Mackenzie received £3,750 (US$6,829) and Guy Elliott received £4,500 (US$8,195). American product group chief executives receive a Company matching of personal contribution for shares under the US 401K arrangements up to a maximum of US$12,600. The Company matched personal contributions to the following values: Tom Albanese (US$12,600) and Preston Chiaro (US$12,083).
10.	The costs shown for defined benefit pension plans and post-retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS19. The cost for defined contribution plans is the amount contributed by the year by the company
11.	Remuneration mix shows the proportions of total remuneration comprising fixed and variable pay components and the percentage of total remuneration comprising share options only. Fixed pay is represented by base salary, non monetary and other cash benefits, secondment and employment costs, post employment costs, termination benefits and voluntary share based awards as detailed in Note 9. Variable pay is made up of the cash bonus and the values of the share based awards related to company performance.
12.	The comparative total figures in respect of 2004 have been restated following the move to International Financial Reporting Standards. In summary the major changes are the inclusion of employment costs and the recalculation of post employment costs and the value of share based awards on an annual basis.
13.	Several of the non executive directors held their positions for less than the whole financial year. The following directors were appointed during the period, Ashton Calvert on 1 February 2005, Vivienne Cox on 1 February 2005 and
Sir Rod Eddington on 1 September 2005. Sir Richard Sykes became the senior non executive director following Sir Richard Giordano's retirement in April 2005. The following directors retired on 29 April 2005, Leon Davis, Sir Richard Giordano and John Morschel.
14.	Messrs Davis, Giordano and Morschel received retirement gifts valued at US$891, US$11,987 and US$891 respectively. These gifts are shown in the "termination benefits" column.
15.	David Mayhew resigned from the Audit committee on 31 July 2005. The fees disclosed above include £4,167 (US$7,589) paid to JP Morgan Cazenove for Mr Mayhew's continued attendance at Audit committee meetings after this date in the capacity of an advisor. In 2004 a total of £ 6,645 (US$12,164) relating to travelling expenses to attend the Australian AGM were incorrectly disclosed as part of his total base salary figure. The correct base salary figure should have been stated as US$110,000.
16.	David Mayhew's fees were paid to JP Morgan Cazenove and Sir Richard Sykes’ fees were paid to Imperial College.
17.	Executive directors have agreed to waive any fees receivable from subsidiary and associated companies. No such emoluments were paid by subsidiary or associated companies in respect of executive directors during the period (2004: two directors waived US$53,022).
18.	In the course of the year Leigh Clifford received US$110,025 in respect of his non Rio Tinto related directorship.
19.	With the exception of Robert Adams who died on 27 January 2005, all executive directors and product group chief executives held their positions for the entire reporting period.

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Remuneration report continued

Table 2 – Directors’ pension entitlements (as at 31 December 2005)

			Accrued benefits				Transfer values[3]

	Age	Years of	At	At	Change in	Change in	At	At	Change, net	Transfer value
		service	31 December	31 December	accrued benefits	accrued benefit	31 December	31 December	of personal	of change
		completed	2004	2005	during the year	net of inflation	2004	2005	contributions	in accrued
					ended 31					benefit net
					December 2005					of inflation
			£’000 pa	£’000 pa	£’000 pa	£’000 pa	£’000	£’000	£’000	£’000
UK directors			pension	pension	pension	pension

Robert Adams[4]	59	34	389	391	2	2	7,465	7,573	108	41
Guy Elliott	50	25	256	291	35	29	2,915	3,781	866	385

			A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Australian director			Lump sum	Lump sum	Lump sum	Lump sum

Leigh Clifford[1,2]	58	35	12,026	13,147	1,121	(534)	12,026	13,147	1,121	(534)

Notes
1.	A$76,538 was credited to the account belonging to Leigh Clifford in the Rio Tinto Staff Superannuation Fund in relation to the superannuable element of his 2005 performance bonus.
2.	The change in accrued benefit net of inflation for Leigh Clifford is the change net of the Rio Tinto Staff Superannuation Fund’s investment return and allowing for contributions tax.

3.	Transfer values are calculated in a manner consistent with “Retirement Benefit Schemes – Transfer Values (GN 11)” published by the Institute of Actuaries and the Faculty of Actuaries and dated 4 August 2003.
4.	Robert Adams died on 27 January 2005. The 2005 figures show his accrued benefits to 27 January 2005, and transfer value calculated at that date.

Table 3 – Directors’ and product group chief executives’ beneficial interests in shares9

			Rio Tinto plc	Rio Tinto Limited					Movement

	1 Jan	31 Dec	10 Feb	1 Jan	31 Dec	10 Feb	Exercise of	Compensation[5]	Other[6]
	2005[2]	2005[3]	2006	2005[2]	2005[3]	2006	Options[4]

Directors
Robert Adams[1]	72,243	72,243	N/A	–	–	–	–	–	–
Ashton Calvert[1]	–	–	–	–	–	–	–	–	–
Sir David Clementi	–	–	–	–	–	–	–	–	–
Leigh Clifford	2,100	2,100	2,100	90,296	91,255	91,255	959	–	–
Vivienne Cox[1]	–	381	381	–	–	–	–	–	381
Leon Davis[1]	6,100	6,100	6,100	187,293	187,293	187,293	–	–	–
Sir Rod Eddington[1]	–	–	–	–	–	–	–	–	–
Guy Elliott[8]	42,888	47,827	47,847	–	–	–	4,007	952	–
Sir Richard Giordano[1]	1,065	1,065	1,065	–	–	–	–	–	–
Richard Goodmanson	–	–	–	–	–	–	–	–	–
Andrew Gould	1,000	1,000	1,000	–	–	–	–	–	–
Lord Kerr	2,300	2,300	2,300	–	–	–	–	–	–
David Mayhew	2,500	2,500	2,500	–	–	–	–	–	–
John Morschel[1]	–	–	–	2,000	2,000	2,000	–	–	–
Paul Skinner	5,277	5,409	5,409	–	–	–	–	–	132
Sir Richard Sykes	2,422	2,482	2,482	–	–	–	–	–	60

Product group chief executives
Tom Albanese[8]	22,023	23,261	23,791	–	–	–	530	–	1,238
Preston Chiaro[8]	4,858	60,762	60,762	–	–	–	55,272	632	–
Oscar Groeneveld[7]	19,010	3,000	3,000						(16,010)
			–	62,125	79,502	79,502	–	16,771	606
Keith Johnson[8]	1,501	2,236	3,334	–	–	–	1,078	755	–
Andrew Mackenzie[8]	38,000	39,197	39,217	–	–	–	–	268	949
Sam Walsh	–	–	–	4,645	6,570	7,648	1,078	1,824	101

Notes
1.	Robert Adams died on 27 January 2005. Ashton Calvert and Vivienne Cox were appointed non executive directors on 1 February 2005. Leon Davis, Sir Richard Giordano and John Morschel retired on 29 April 2005. Sir Rod Eddington was appointed a non executive director on 1 September 2005.
2.	Or date of appointment if later.
3.	Or date of retirement or resignation if earlier.
4.	Shares obtained through the exercise of options under the Rio Tinto Share Savings Plan or the Rio Tinto Share Option Plan. The number of shares retained may differ from the number of options exercised.
5.	Shares obtained through the Rio Tinto Share Ownership Plan and/or vesting of awards under the Mining Companies Comparative Plan.

6.	Shares movement due to sale or purchase of shares, or shares received under the Dividend Reinvestment Plan.
7.	Oscar Groeneveld resigned as a director on 1 October 2004, when his holding in Rio Tinto plc shares was 19,010 and his holding in Rio Tinto Limited was 32,012 shares.
8.	These executives also have an interest in a trust fund containing 835 Rio Tinto plc shares at 31 December 2005 (1 January 2005: 8,219 Rio Tinto plc shares) as potential beneficiaries of The Rio Tinto Share Ownership Trust. At 10 February 2006 this trust fund contained 835 Rio Tinto plc shares.
9.	Shares in Rio Tinto plc are ordinary shares of 10 pence each. Shares in Rio Tinto Limited are ordinary shares.

48	Rio Tinto 2005 Annual review

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Table 4 – Awards to executive directors and product group chief executives under long term incentive plans

	Mining Companies Comparative Plan										Plan terms and conditions

	Conditional	Market		1 Jan[3]	Awarded[3]	Lapsed[3]	Vested[3]	31 Dec[10]	Performance	Date	Market		Monetary5\
	award	price at		2005				2005	period	award	price		value of
	granted	award							concludes	vests	at vesting		vested award
													US$’000

Executive directors
Robert Adams[2]	13 Mar 2002	1424	p	25,064	–	12,532	12,532	–	31 Dec 2005	28 Jan 2005	2956	p	640
	7 Mar 2003	1198	p	26,837	–	13,418	13,419	–	31 Dec 2006	28 Jan 2005	2956	p	686
	22 Apr 2004	1276	p	54,372	–	35,341	19,031	–	31 Dec 2007	28 Jan 2005	2956	p	972

				106,273	–	61,291	44,982	–					2,298

Leigh Clifford	13 Mar 2002	A$39.60		34,435	–	34,435	–	–	31 Dec 2005	–	–		–
	7 Mar 2003	A$30.69		36,341	–	–	–	36,341	31 Dec 2006
	22 Apr 2004	A$33.17		119,581	–	–	–	119,581	31 Dec 2007
	9 Mar 2005	A$47.39		–	113,324	–	–	113,324	31 Dec 2008

				190,357	113,324	34,435	–	269,246					–

Guy Elliott	13 Mar 2002	1424	p	16,935	–	16,935	–	–	31 Dec 2005	–	–		–
	7 Mar 2003	1198	p	22,923	–	–	–	22,923	31 Dec 2006
	22 Apr 2004	1276	p	51,550	–	–	–	51,550	31 Dec 2007
	9 Mar 2005	1839	p	–	51,081	–	–	51,081	31 Dec 2008

				91,408	51,081	16,935	–	125,554					–

Product group chief executives
Tom Albanese	13 Mar 2002	1424	p	20,169	–	15,127	5,042	–	31 Dec 2005	17 Feb 2006	2867	p	252
	7 Mar 2003	1198	p	19,274	–	–	–	19,274	31 Dec 2006
	22 Apr 2004	1276	p	56,015	–	–	–	56,015	31 Dec 2007
	9 Mar 2005	1839	p	–	55,951	–	–	55,951	31 Dec 2008

				95,458	55,951	15,127	5,042	131,240					252

Preston Chiaro	13 Mar 2002	1424	p	7,934	–	5,951	1,983	–	31 Dec 2005	17 Feb 2006	2867	p	99
	7 Mar 2003	1198	p	7,352	–	–	–	7,352	31 Dec 2006
	22 Apr 2004	1276	p	46,995	–	–	–	46,995	31 Dec 2007
	9 Mar 2005	1839	p	–	42,351	–	–	42,351	31 Dec 2008

				62,281	42,351	5,951	1,983	96,698					99

Oscar Groeneveld	13 Mar 2002	A$39.60		20,322	–	20,322	–	–	31 Dec 2005	–	–		–
	7 Mar 2003	A$30.69		21,469	–	–	–	21,469	31 Dec 2006
	22 Apr 2004	A$33.17		43,785	–	–	–	43,785	31 Dec 2007
	9 Mar 2005	A$47.39		–	45,024	–	–	45,024	31 Dec 2008

				85,576	45,024	20,322	–	110,278					–

Keith Johnson	13 Mar 2002	1424	p	5,984	–	4,488	1,496	–	31 Dec 2005	17 Feb 2006	2867	p	75
	7 Mar 2003	1198	p	8,186	–	–	–	8,186	31 Dec 2006
	22 Apr 2004	1276	p	30,387	–	–	–	30,387	31 Dec 2007
	9 Mar 2005	1839	p	–	33,556	–	–	33,556	31 Dec 2008

				44,557	33,556	4,488	1,496	72,129					75

Andrew Mackenzie	13 Mar 2002	1424	p	–	–	–	–	–	31 Dec 2005	–	–		–
	7 Mar 2003	1198	p	–	–	–	–	–	31 Dec 2006
	22 Apr 2004	1276	p	16,270	–	–	–	16,270	31 Dec 2007
	9 Mar 2005	1839	p	–	37,638	–	–	37,638	31 Dec 2008

				16,270	37,638	–	–	53,908					–

Sam Walsh	13 Mar 2002	A$39.60		16,627	–	12,471	4,156	–	31 Dec 2005	17 Feb 2006	A$71.65		220
	7 Mar 2003	A$30.69		16,884	–	–	–	16,884	31 Dec 2006
	22 Apr 2004	A$33.17		38,023	–	–	–	38,023	31 Dec 2007
	9 Mar 2005	A$47.39		–	41,176	–	–	41,176	31 Dec 2008

				71,534	41,176	12,471	4,156	96,083					220

See Notes on page 50.

Rio Tinto 2005 Annual review	49

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Remuneration report continued

Notes to Table 4
1.	The Group’s 10th place ranking against the comparator group for the MCCP 2002 award will not generate any vesting of the conditional award to any participant who was an executive director at the time of the initial grant. However, product group chief executives, under this particular cycle, will qualify for a 25 per cent vesting based on the scales applied to conditional awards made prior to 2004.
2.	Robert Adams died on 27 January 2005. Mr Adam’s MCCP shares vested on 28 January 2005 based on the assumption that Rio Tinto achieved median ranking on each of the outstanding performance cycles. This led to a 50 per cent vesting in respect of the 2002 and 2003 awards and a 35 per cent vesting in respect of the 2004 award. His personal representatives had one year to decide whether to take shares or cash. A decision to take cash in lieu of shares was made on 25 January 2006 and the middle market price of Rio Tinto plc shares that day of 2956p was used to calculate the cash payment.
3.	Awards denominated in pence were in Rio Tinto plc ordinary shares of 10p each. Awards denominated in A$ were in Rio Tinto Limited ordinary shares.
4.	The fair value of conditional awards granted in 2005 was 703p for Rio Tinto plc and A$18.15 for Rio Tinto Limited shares.
5.	The values of the vested awards have been based on a share price of 2867p for Rio Tinto plc ordinary shares of 10p each and A$71.65 for Rio Tinto Limited ordinary shares, being the closing prices on 17 February 2006. The amount in US dollars has been converted from sterling at the rate of 1.7406 and Australian dollars at the rate of 0.7382, being the exchange rates at close of business on that day.

6.	The shares awarded under the MCCP 2001 last year vested on 21 February 2005 but, as the performance cycle ended 31 December 2004, they were dealt with in the 2004 Annual report and financial statements as if they had vested on that date. The values of the awards in the 2004 Annual Report and financial statements were based on a share price of 1687p being the closing share price on 14 February 2005 for Rio Tinto plc shares, the latest practicable date prior to the publication of the 2004 Annual report and financial statements. The actual share price on 21 February 2005, when the award vested to Guy Elliott was 1759p while on 25 January 2006 when the cash payment was made to the estate of Robert Adams it was 2956p with the result that the values of the awards had been understated in respect of Guy Elliott by US$1,286 and Robert Adams by US$835,521.
7.	Leigh Clifford was given a conditional award over 113,324 Rio Tinto Limited shares during the year. These awards were approved by the shareholders under ASX Listing Rule 10.14 at the 2004 annual general meeting.
8.	Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares granted. No awards would be vested and unexercisable at the reporting date.
9.	A full explanation of the MCCP can be found on page 40.
10.	Or as the date of resignation or retirement if earlier.

Notes to Table 5
1.	The Rio Tinto plc Share Option Plan (“RTPSOP”), Rio Tinto Limited Share Option Plan (“RTLSOP”), Rio Tinto plc Share Savings Plan (“RTPSSP”) and Rio Tinto Limited Share Savings Plan (“RTLSSP”) grant options over ordinary shares.
Rio Tinto plc – ordinary shares of 10p each stated in pence sterling; Rio Tinto Limited ordinary shares – stated in A$. Each option is granted over one share.
2.	The closing price of Rio Tinto plc ordinary shares at 31 December 2005 was 2655p (2004: 1533p) and the closing price of Rio Tinto Limited shares at 31 December 2005 was A$69.00 (2004: A$39.12). The highest and lowest prices during the year were 2657p and 1472p respectively for Rio Tinto plc and A$69.10 and A$38.82 for Rio Tinto Limited.
3.	The option price represents the exercise price payable on the options. No amount was paid or payable by the recipient at the date of grant. No amounts are unpaid on any shares allocated on the exercise of the options.
4.	No options lapsed during the year.
5.	Or at date of retirement or resignation if earlier.
6.	In accordance with the Plan rules, Robert Adams’ outstanding options became exercisable with immediate effect following his death. His award of options under the 2004 grant was reduced by 17,881 to 59,819 options.
7.	Under the plans no options would be vested and unexercisable at the reporting date.
8.	The value of options exercised during 2005 is calculated by multiplying the number of options exercised by the difference between the market price and the option price on date of exercise.
9.	The fair value per option, granted during 2005, at date of grant was as follows: RTPSSP three year contract 866p and five year contract 945p; RTLSSP three year contract A$20.96 and five year contract A$23.18; RTPSOP 409p; RTLSOP
A$8.93. On 7 October 2005, Andrew Mackenzie was granted a five year option under the RTPSSP and Sam Walsh was granted a three year option under the RTLSSP. The RTPSOP and RTLSOP options were granted on 9 March 2005.
10.	40,216 phantom options over Rio Tinto plc shares were granted to Andrew Mackenzie at a price of 1329p per share, exercisable between 22 April 2007 and 22 April 2014.

50	Rio Tinto 2005 Annual review

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Table 5 – Directors’ and product group chief executives’ options to acquire Rio Tinto plc and Rio Tinto Limited shares

	Option	1 Jan	Granted	Vested	Exercised	Vested	31 Dec	Option		Value of	Market		Date from	Expiry date
	type[1]	2005		during		and	2005[5]	price[3]		options	price on		which first
				2005		exercisable				exercised	date of		exercisable
						on 31				during	exercise
						Dec 2005[7]				2005[8]

Robert	RTPSSP	595	–	595	595	–	–	976	p	£3,617.00	1584	p	1 Jan 2005	–
Adams[6]		431	–	431	–	–	431	876	p	–	–		28 Jan 2005	27 Jan 2006
	RTPSOP	21,080	–	21,080	–	–	21,080	965.4	p	–	–		28 Jan 2005	27 Jan 2006
		100,268	–	100,268	–	–	100,268	1265.6	p	–	–		28 Jan 2005	27 Jan 2006
		91,320	–	91,320	91,320	–	–	1458.6	p	£936,395.28	2484	p	28 Jan 2005	–
		114,014	–	114,014	114,014	–	–	1263	p	£1,392,110.94	2484	p	28 Jan 2005	–
		77,700	–	59,819	59,819	–	–	1329	p	£690,909.45	2484	p	28 Jan 2005	–

Leigh	RTLSSP	959	–	959	959	–	–	A$27.86		A$ 10,923.01	A$39.25		1 Jan 2005	–
Clifford		1,486	–	–	–	–	1,486	A$29.04		–	–		1 Jan 2010	30 Jun 2010
	RTLSOP	52,683	–	–	–	52,683	52,683	A$23.4382		–	–		28 May 2002	28 May 2009
		59,318	–	–	–	59,318	59,318	A$24.069		–	–		7 Mar 2003	7 Mar 2010
		29,660	–	29,660	–	29,660	29,660	A$24.069		–	–		7 Mar 2005	7 Mar 2010
		241,430	–	241,430	–	241,430	241,430	A$33.0106		–	–		6 Mar 2005	6 Mar 2011
		208,882	–	208,882	–	208,882	208,882	A$39.8708		–	–		13 Mar 2005	13 Mar 2012
		254,132	–	–	–	–	254,132	A$33.336		–	–		7 Mar 2006	7 Mar 2013
		179,370	–	–	–	–	179,370	A$34.406		–	–		22 Apr 2007	22 Apr 2014
		–	169,987	–	–	–	169,987	A$47.042		–	–		9 Mar 2008	9 Mar 2015

Leon Davis	RTLSOP	93,978	–	–	–	93,978	93,978	A$23.4382		–	–		28 May 2002	28 May 2009

Guy Elliott	RTPSSP	1,431	–	–	–	–	1,431	1107	p	–	–		1 Jan 2009	30 Jun 2009
	RTPSOP	3,807	–	3,807	3,807	–	–	965.4	p	£39,120.73	1993	p	7 Mar 2005	–
		13,432	–	13,432	13,432	–	–	1265.6	p	£97,704.37	1993	p	6 Mar 2005	–
		61,703	–	61,703	–	61,703	61,703	1458.6	p	–	–		13 Mar 2005	13 Mar 2012
		97,387	–	–	–	–	97,387	1263	p	–	–		7 Mar 2006	7 Mar 2013
		73,700	–	–	–	–	73,700	1329	p	–	–		22 Apr 2007	22 Apr 2014
		–	72,972	–	–	–	72,972	1826.2	p	–	–		9 Mar 2008	9 Mar 2015

Tom	RTPSSP	530	–	–	–	–	530	1150	p	–	–		1 Jan 2006	7 Jan 2006
Albanese	RTPSOP	11,142	–	–	–	11,142	11,142	820	p	–	–		27 May 2001	27 May 2008
		12,382	–	–	–	12,382	12,382	808.8	p	–	–		12 Mar 2002	12 Mar 2009
		7,530	–	–	–	7,530	7,530	965.4	p	–	–		7 Mar 2003	7 Mar 2010
		3,766	–	3,766	–	3,766	3,766	965.4	p	–	–		7 Mar 2005	7 Mar 2010
		102,718	–	102,718	–	102,718	102,718	1265.6	p	–	–		6 Mar 2005	6 Mar 2011
		125,336	–	125,336	–	125,336	125,336	1458.6	p	–	–		13 Mar 2005	13 Mar 2012
		139,165	–	–	–	–	139,165	1263	p	–	–		7 Mar 2006	7 Mar 2013
		84,020	–	–	–	–	84,020	1329	p	–	–		22 Apr 2007	22 Apr 2014
		–	83,926	–	–	–	83,926	1826.2	p	–			9 Mar 2008	9 Mar 2015

Preston	RTPSSP	490	–	–	–	–	490	1277	p	–	–		1 Jan 2007	30 Jun 2007
Chiaro	RTPSOP	16,021	–	–	16,021	–	–	820	p	£244,160.04	2344	p	27 May 2001	–
		42,300	–	–	42,300	–	–	808.8	p	£649,389.60	2344	p	12 Mar 2002	–
		28,853	–	–	28,853	–	–	965.4	p	£397,767.46	2344	p	7 Mar 2003	–
		14,427	–	14,427	14,427	–	–	965.4	p	£198,890.62	2344	p	7 Mar 2005	–
		38,024	–	38,024	38,024	–	–	1265.6	p	£410,050.82	2344	p	6 Mar 2005	–
		34,515	–	34,515	34,515	–	–	1458.6	p	£305,595.81	2344	p	13 Mar 2005	–
		37,160	–	–	–	–	37,160	1263	p	–	–		7 Mar 2006	7 Mar 2013
		70,490	–	–	–	–	70,490	1329	p	–	–		22 Apr 2007	22 Apr 2014
		–	63,527	–	–	–	63,527	1826.2	p	–	–		9 Mar 2008	9 Mar 2015

Oscar	RTLSSP	1,431	–	–	–	–	1,431	A$27.48		–	–		1 Jan 2009	30 Jun 2009
Groeneveld	RTLSOP	16,771	–	16,771	16,771	–	–	A$24.069		A$ 458,703.62	A$51.42		7 Mar 2005	–
		80,920	–	80,920	–	80,920	80,920	A$33.0106		–	–		6 Mar 2005	6 Mar 2011
		73,965	–	73,965	73,965	–	–	A$39.8708		A$ 854,236.58	A$51.42		13 Mar 2005	–
		90,080	–	–	–	–	90,080	A$33.336		–	–		7 Mar 2006	7 Mar 2013
		62,600	–	–	–	–	62,600	A$34.406		–	–		22 Apr 2007	22 Apr 2014
		–	64,321	–	–	–	64,321	A$ 47.042		–	–		9 Mar 2008	9 Mar 2015

Keith	RTPSSP	1,078	–	–	–	–	1,078	876	p	–	–		1 Jan 2006	30 Jun 2006
Johnson	RTPSOP	3,855	–	3,855	–	3,855	3,855	965.4	p	–	–		7 Mar 2005	7 Mar 2010
		11,667	–	11,667	–	11,667	11,667	1265.6	p	–	–		6 Mar 2005	6 Mar 2011
		10,595	–	10,595	–	10,595	10,595	1458.6	p	–	–		13 Mar 2005	13 Mar 2012
		16,231	–	–	–	–	16,231	1263	p	–	–		7 Mar 2006	7 Mar 2013
		43,500	–	–	–	–	43,500	1329	p	–	–		22 Apr 2007	22 Apr 2014
		–	47,937	–	–	–	47,937	1826.2	p	–	–		9 Mar 2008	9 Mar 2015

Andrew	RTPSSP	–	1,021	–	–	–	1,021	1576	p	–	–		1 Jan 2011	30 Jun 2011
Mackenzie[10]	RTPSOP	–	53,769	–	–	–	53,769	1826.2	p	–	–		9 Mar 2008	9 Mar 2015

Sam Walsh	RTLSSP	1,078	–	–	–	–	1,078	A$25.57		–	–		1 Jan 2006	30 Jun 2006
		–	601	–	–	–	601	A$40.92		–	–		1 Jan 2009	30 Jun 2009
	RTLSOP	49,983	–	49,983	–	49,983	49,983	A$33.0106		–	–		6 Mar 2005	6 Mar 2011
		60,194	–	60,194	–	60,194	60,194	A$39.8708		–	–		13 Mar 2005	13 Mar 2012
		75,863	–	–	–	–	75,863	A$33.336		–	–		7 Mar 2006	7 Mar 2013
		54,400	–	–	–	–	54,400	A$34.406		–	–		22 Apr 2007	22 Apr 2014
		–	58,823	–	–	–	58,823	A$47.042		–	–		9 Mar 2008	9 Mar 2015

See Notes on page 50.

Rio Tinto 2005 Annual review	51

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Corporate governance

The directors of Rio Tinto believe that high standards of corporate governance are critical to business integrity and performance. The following report describes how this philosophy is applied in practice.
     As Rio Tinto’s three main listings are in London, Melbourne and New York, the directors have referred to the Combined Code, published by the UK Financial Reporting Council (the Code), the Australian Stock Exchange (ASX) Best Practice Corporate Governance Guidelines and the New York Stock Exchange (NYSE) Corporate Governance Listing Standards, as well as the Sarbanes-Oxley Act of 2002, when formulating this statement.
     During 2005, Rio Tinto applied the principles contained in Part 1 of the Code. The detailed provisions of Section 1 of the Code have been complied with as described below. Rio Tinto also complied with the ASX Best Practice Corporate Governance Guidelines. A statement on compliance with the New York Stock Exhange’s Corporate Governance Listing Standards is set out on page 54.

The board
The Companies have common boards of directors which are collectively responsible for the success of the Group and accountable to shareholders for the performance of the business. Throughout the rest of this report, they will be described as the board.
     The board currently consists of 12 directors: the chairman, two executive directors and nine non executive directors. The Nominations committee continually assesses the balance of executive and non executive directors and the composition of the board in terms of the skills and diversity required to ensure it remains relevant in the current environment. The skills, experience and expertise of each director together with their terms in office are shown in the biographical details on pages 34 and 35.

The role and responsibilities of the board
The role of the board is to provide the Group with good governance and strategic direction. The board also reviews the Group’s control and accountability framework. The directors have agreed to a formal schedule of matters specifically reserved for decision by the board, including strategy, major investments and acquisitions. The full list is available on Rio Tinto’s website.
     Responsibility for day to day management of the business lies with the executive team, with the board agreeing annual performance targets for management against the Group’s financial plan. The board is ultimately accountable to shareholders for the performance of the business.
     To ensure an efficient process, the board meets regularly and in 2005 had eight scheduled and three special meetings. Details of directors’ attendance at board and committee meetings are set out in the Directors’ report on page 38.
     The board has regular scheduled discussions on aspects of the Group’s strategy and, in line with best practice, a dedicated annual two day meeting at which in depth discussions of Group strategy take place.
     Directors receive timely, regular and necessary management and other information to enable them to fulfil their duties. The board has agreed a procedure for the directors to have access to independent professional advice at the Group’s expense and to the advice and services of both company secretaries.
     In addition to these formal processes, directors are in regular communication with senior executives from the product groups, at both formal and informal meetings, to ensure regular exchange of knowledge and experience between management and non executive directors. To continue building on the formal induction programmes, which all new non executive directors undertake, they are encouraged to take every opportunity to visit the Group’s operating locations.
     The chairman also holds regular meetings with non executive directors without the executive directors present.

Board performance
In 2005, the board conducted a further formal process to evaluate its effectiveness and that of the board committees and individual directors.
     Each director’s performance was appraised by the chairman and, in a meeting chaired by the senior non executive director, the non executive directors assessed the chairman’s performance, taking into consideration the views of executive colleagues.
     The evaluation process takes place annually and aims to cover board dynamics, board capability, board process, board structure, corporate governance, strategic clarity and alignment and the performance of individual directors. The directors believe that, through this evaluation process, they comply with the requirements of Clause A.6 of the Code, Principle 8 of the ASX Best Practice Corporate Governance Guidelines and the relevant sections of the NYSE Code.

Independence
The board has adopted a policy on directors’ independence. The policy, which contains the materiality thresholds approved by the board, can be viewed on the Rio Tinto website.
     The tests of director independence in the jurisdictions where Rio Tinto is listed are not wholly consistent. The board has, therefore, adopted the following criteria for independence: Independence of management, the absence of any business relationship which could materially interfere with the director’s independence of judgement and ability to provide a strong, valuable contribution to the board’s deliberations or which could interfere with the director’s ability to act in the best interest of the Group. Where contracts in the ordinary course of business exist between Rio Tinto and a company in which a director has declared an interest, these are reviewed for materiality to both Companies. Applying these criteria, the board is satisfied that the majority of the non executive directors, Sir David Clementi, Sir Rod Eddington, Richard Goodmanson, Andrew Gould, Lord Kerr, Sir Richard Sykes, Ashton Calvert and Vivienne Cox are independent. David Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, is not independent.
     Paul Skinner was, until his appointment as chairman in 2003, an independent, non executive director in compliance with the Code. He satisfies the tests for independence under the ASX Best Practice Corporate Governance Guidelines and the NYSE Code.
     The directors’ biographies are set out on pages 34 and 35.

Election and re-election
Directors are elected by shareholders at the first annual general meetings after their appointment and, after that, offer themselves for re-election at least once every three years. Non executive directors are normally expected to serve at least two terms of three years and, except where special circumstances justify it, would not normally serve more than three such terms.

Chairman and chief executive
The roles of the chairman and chief executive are separate and the division of responsibilities has been formally approved by the board.

Board committees
There are four board committees, the Audit committee, Remuneration committee, Nominations committee and the Committee on social and environmental accountability. Each committee plays a vital role in ensuring that good corporate governance is maintained throughout the Group. Committee terms of reference are reviewed annually by the board and the committees themselves to ensure they continue to be at the forefront of best practice; and are posted on the Group’s website. Minutes of all committee meetings are circulated to the board, with oral reports at the next board meeting. All committee members are non executive directors.
     The Audit committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information; review with management of procedures

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relating to financial and capital expenditure controls, including internal audit plans and reports; review with external auditors of the scope and results of their audit; the nomination of auditors for appointment by shareholders; and the review of and recommendation to the board for approval of Rio Tinto’s risk management policy. Its responsibilities also include the review of corporate governance practices of Group sponsored pension funds. The committee has a number of training sessions which may cover new legislation and other relevant information. The external auditors, the finance director, the Group controller and Group internal auditor attend meetings. A copy of the Audit committee charter is reproduced on page 57 and can be found on the Rio Tinto website.
     The Audit committee is chaired by Andrew Gould and its members are Sir David Clementi, Vivienne Cox and Lord Kerr. David Mayhew attends in an advisory capacity.
     The Remuneration committee is responsible for determining the policy for executive remuneration and for the remuneration and benefits of individual executive directors and senior executives. Full disclosure of all elements of directors’ and relevant senior executives’ remuneration can be found in the Remuneration report on pages 39 to 51, together with details of the Group’s remuneration policies. The committee is chaired by Sir Richard Sykes and its members are Sir David Clementi, Andrew Gould and Richard Goodmanson.
     The Nominations committee is chaired by the chairman of Rio Tinto, Paul Skinner. The committee is responsible, on behalf of the board, for ensuring that a suitable process is in place to meet the recruitment requirements of the board. It reviews the mix, structure and experience of the board and the desired profiles of potential candidates for membership. In consultation with external search consultancies it oversees the review and recruitment process to meet vacancies as they arise. The recruitment process itself includes identification of suitable candidates, followed by a formal assessment of each candidate, leading to a final selection process. Proposals for new members are submitted to the full board for approval.
     The committee also reviews the time required to be committed to Group business by non executive directors and assesses whether non executive directors are devoting sufficient time to carry out their duties. In addition to Paul Skinner, the committee consists of Ashton Calvert, Sir Rod Eddington, David Mayhew and Sir Richard Sykes. Under the Code, two members of the committee are not considered independent: Paul Skinner, following his appointment as chairman, and David Mayhew. The Code specifically allows the chairman to chair the Nominations committee, but, nevertheless, the committee composition is not fully aligned with recommended practice in the UK. The board takes the view, however, that the skills and experience of the members of the committee makes the current composition both efficient and effective.
     The Committee on social and environmental accountability reviews the effectiveness of management policies and procedures in place to deliver those standards in The way we work, Rio Tinto’s statement of business practice, which are not covered by the other board committees and, in particular, those relating to health, safety, the environment and social issues. The overall objective of the committee is to promote the development of high quality business practices throughout the Group and to develop the necessary clear accountability on these practices. Members of the committee, which is chaired by Richard Goodmanson, are Ashton Calvert, Sir Rod Eddington and Lord Kerr.

Executive directors’ other directorships
Executive directors are likely to be invited to become non executive directors of other companies. For full details of the Group policy and fees, see page 44 and pages 46 to 47.

Directors’ dealings in shares
Rio Tinto has a Group policy in place to govern the dealing in Rio Tinto securities by directors and employees. The policy, which prohibits dealings when in possession of price sensitive information and shortly before a results announcement, can be viewed on the Rio Tinto website.

Communication
Rio Tinto recognises the importance of effective communication with shareholders and the general investment community. To ensure shareholders are kept informed in a timely manner, the Group has adopted an External disclosure guidance, which is posted on the website appended to the Corporate governance guidance.
     In addition to statutory documents, Rio Tinto has a comprehensive website featuring in depth information on health, safety and the environment, as well as general investor information and Group policies. Results presentations and other significant events are available as they happen and as an archive on the website.
     The Group also produces a range of informative publications, which are available on request. For further details, see page 64.
     Full advantage is taken of the annual general meetings to inform shareholders of current developments and to give shareholders the opportunity to ask questions. As recommended by the ASX Best Practice Corporate Governance Guidelines, Rio Tinto Limited’s external auditor attends the annual general meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report. Rio Tinto Limited shareholders are also able to submit written questions regarding the statutory audit report to the auditors via the Company. Any questions received and answers provided will be made available to the members at the Rio Tinto Limited annual general meeting in May 2006. Rio Tinto plc’s auditors will as usual attend the annual general meeting in London and will be available to respond to audit related shareholder questions.
     The main channels of communication with the general investment community are through the chairman, chief executive and finance director, who conduct regular meetings with the Companies’ major shareholders. The senior independent director and other non executive directors are also available as appropriate.
     The Group organises regular investor seminars which provide a two way communication with investors and analysts; the valuable feedback is communicated to the board. An annual survey of major shareholders’ opinion and perception of the Group is presented to the board by the Group’s investor relations advisors.

Statement of business practice
The way we work provides the directors and all Group employees with a summary of the principal policies and procedures in place to help ensure that high governance and business standards are communicated and achieved throughout the Group.
     Main policies are adopted by the directors after wide consultation, externally and within the Group. Once adopted, they are communicated to business units worldwide, together with guidance and support on implementation. Business units are then required to devote the necessary effort by management to implement and report on these policies.
     The following policies are currently in place: sustainable development; health, safety and the environment; communities; human rights; access to land; employment; political involvement; and business integrity; while guidance documents have been issued for corporate governance; compliance; external disclosures, including continuous disclosure, antitrust and code of ethics covering the preparation of financial statements and risk analysis. These policies and guidances apply to all Rio Tinto managed businesses.
     There is also a Groupwide “whistle blowing” programme called Speak-OUT. Employees are encouraged to report any concerns, including any suspicion of a violation of the Group’s financial reporting and environmental procedures, through an independent third party and without fear of recrimination. A process has been established for the investigation of any matters reported with clear lines of reporting and responsibility in each Group business.
     Where the Group does not have operating responsibility for a

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business, Rio Tinto’s policies are communicated to the business partners and they are encouraged to adopt similar policies of their own.
     Rio Tinto’s report on social and environmental matters follows the Association of British Insurers’ guidelines. This report can be found on page 56 to 58 of the full Annual report and financial statements, and on the Company’s website. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on Rio Tinto’s website and in the Sustainable development review.

Responsibilities of the directors
The directors are required to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. This includes, in respect of Rio Tinto plc, preparing financial statements in accordance with UK company law which give a true and fair view of the state of the Company’s affairs, and for preparing a Remuneration report which includes the information required by Part 3 of Schedule 7A to the UK Companies Act 1985 and Australian Accounting Standard AASB 124 “Related Party Disclosures”. Details of the directors’ responsibilities in respect of Rio Tinto Limited are set out on page 31. To ensure that these requirements are satisfied, the directors are responsible for establishing and maintaining adequate internal controls and procedures for financial reporting throughout the Group.
     The directors consider that the financial statements present a true and fair view and have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements and estimates. The accounting policies have been consistently applied.
     The directors have received a written statement from the chief executive and the finance director to this effect. In accordance with ASX Best Practice Recommendation 7.2, this written statement relies on a sound system of risk management and internal compliance and controls which implements the policies adopted by the board and confirms that the Group’s risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.
     The directors, senior executives, senior financial managers and other members of staff who are required to exercise judgement in the course of the preparation of the financial statements are required to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or business.
     The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 1985 and the Australian Corporations Act 2001. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of Group and to prevent and detect fraud and other irregularities.
     The directors are also responsible for the maintenance and integrity of the Group’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. The work carried out by the auditors does not involve consideration of this and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially available on the website.

Going concern
The financial statements have been prepared on the going concern basis. The directors report that they have satisfied themselves that the Companies and the Group are a going concern since they have adequate financial resources to continue in operational existence for the foreseeable future.

Boards’ statement on internal control
Rio Tinto’s overriding corporate objective is to maximise long term shareholder value through responsible and sustainable investment in mining and related assets. The directors recognise that creating shareholder value is the reward for taking and accepting risk.
     The directors are responsible for the Group’s system of internal controls and for reviewing its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls, and risk management procedures. Because of the limitations inherent in any such system this is designed to manage rather than eliminate risk. Accordingly, it provides reasonable but not absolute assurance against material misstatement or loss.
     The directors have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process was in place during 2005 and up to and including the date of approval of the 2005 Annual report and financial statements. The process is reviewed annually by the directors and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.
     Two of the Group’s management committees, the Executive committee and the Disclosures and procedures committee regularly review information related to the Group’s control framework. This information is presented to the Audit committee to enable its members to assess the effectiveness of the internal controls. In addition, the board and their committees monitor the Group’s significant risks on an ongoing basis.
     Assurance functions, including internal auditors and health, safety and environmental auditors, perform reviews of control activities and provide regular written and oral reports to directors and management committees. The directors receive and review minutes of the meetings of each board committee, in addition to oral reports from the respective chairmen at the first board meeting following the relevant committee meeting.
     Certain risks, for example natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate.
     Each year, the leaders of the Group’s businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place and operating effectively. The results of this process are reviewed by the executive committee and it is then presented to the board as a further part of their review of the Group’s internal controls. This process is continually reviewed and strengthened as appropriate.
     In 2002, the Group also established a Disclosure and procedures committee, which was tasked with reviewing the adequacy and effectiveness of Group controls and procedures over the public disclosure of financial and related information. The committee has been presenting the results of this process to the directors and will continue to do so.
     The Group has material investments in a number of joint ventures and associated companies. Where Rio Tinto does not have managerial control, it cannot guarantee that local management of mining assets will comply with Rio Tinto standards or objectives. Accordingly, the review of their internal controls is less comprehensive than that for the Group’s managed operations.

The New York Stock Exchange
In November 2003, the SEC approved the new corporate governance listing standards of the New York Stock Exchange (NYSE). The Company, as a foreign issuer with American Depositary Shares listed on the NYSE, is obliged to disclose any significant ways in which its corporate governance practices differ from these standards.
     The Company has reviewed the NYSE’s listing standards and believes that its corporate governance practices are broadly consistent with them, with one exception where the Company does not meet the strict requirements set out in these standards.
     The standards state that companies must have a nominating/ corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to

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identifying individuals qualified to become board members, develops and recommends to the board a set of corporate governance principles applicable to the Company. Rio Tinto has a Nominations committee, information about which is set out on page 53. This committee does not develop corporate governance principles for the board’s approval. The board itself performs this task and approves the Group’s overall system of governance and internal controls.

New Zealand corporate governance statement
Rio Tinto Limited is listed with the ASX and New Zealand Stock Exchange (“NZX”), which both have their own corporate governance rules. As an “overseas listed issuer”, Rio Tinto Limited is deemed to satisfy the NZX rules while it remains ASX listed. Additionally the NZX rules require Rio Tinto Limited to disclose in its annual report any home exchange corporate governance rules and principles which materially differ from those of the NZX. Although the ASX corporate governance guidelines are substantially the same as the NZX regime, the following differences may be considered material:
•	The Australian equivalent of a number of the NZX rules including restrictions on buy backs, financial assistance and rules governing auditors are contained in the Corporations Act 2001 rather than in the ASX Listing Rules.
•	The ASX guidelines extend beyond the NZX rules to specifically address risk management, internal controls and stakeholder interests and require the public disclosure of internal policies and procedures
•	The ASX guidelines recommend that a majority of directors must be independent whereas the NZX rules require one third of directors and at least two directors to be independent. Independence is defined similarly under both rules but there are differences.
•	The ASX Listing Rules do not require shareholder approval of major transactions and related party transactions to the extent required by the NZX rules.

Despite these regulatory differences, the directors believe that Rio Tinto Limited’s corporate governance practices are consistent with the intentions underlying the NZX Corporate Governance Best Practice Standards.

Principal auditors
Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of the Group’s principal auditors to provide statutory audit services, certain other assurance services, tax services and some other specific services are pre-approved annually by the Audit committee. The engagement of the Group’s principal auditors to provide other permitted services are individually subject to the specific approval of the Audit committee or its chairman.
     Prior to the commencement of each financial year, the Group’s finance director submits to the Audit committee a schedule of the types of services that are expected to be performed during the following year for its approval. The Audit committee may impose a US dollar limit on the total value of other permitted services that can be provided. Any non audit service provided by the Group’s principal auditors, where the expected fee exceeds a pre-determined level, must be subject to the Group’s normal tender procedures. However, in exceptional circumstances the finance director is authorised to engage the Group’s principal auditors to provide such services without going to tender, but if the fees are expected to exceed US$250,000 then the chairman of the Audit committee must approve the engagement.
     The Audit committee adopted policies for the pre-approval of permitted services provided by the Group’s principal auditors during January 2003. These are regularly reviewed by the committee. Engagements for services provided by the Group’s principal auditors since the adoption of these policies were either within the pre-approval policies or approved by the Audit committee.

Audit committee
The Audit committee meets the membership requirements of the Code, the ASX Corporate Governance Guidelines and the NYSE Code. The Group also meets the composition, operation and responsibility requirements in respect of audit committees mandated by the Australian Stock Exchange. The Audit committee is governed by a written charter approved by the board, which the Audit committee reviews and reassesses each year for adequacy. A copy of this charter is reproduced on page 57.
     The Audit committee comprises the four members set out below. Vivienne Cox became a member of the committee with effect from April 2005. The members of the committee are independent and are free of any relationship that would interfere with impartial judgement in carrying out their responsibilities. David Mayhew attends the meetings in an advisory capacity.

Report of the Audit committee
The Audit committee met eight times in 2005. It monitors developments in corporate governance in the UK, Australia and the US, to ensure the Group continues to apply high and appropriate standards.
     Many of the new US requirements have long been best practice and are incorporated into the committee’s charter, reproduced on page 57. The charter is subject to regular discussion and has been reviewed in the light of new requirements and emerging best practice.
     There is in place a set of procedures, including budgetary guidelines, for the appointment of the external auditor to undertake non audit work, which aims to provide the best possible services for the Group at the most advantageous price. The committee reviews the independence of the external auditors on an annual basis and a process is also in place to review their effectiveness to ensure that the Group continues to receive an efficient and unbiased service. The committee advised the directors that the Audit committee is satisfied that the provision of non audit services by the external auditors during 2005 is compatible with the general standard of independence for auditors imposed by the Australian Corporations Act 2001. Furthermore, as part of its responsibility to foster open communication, the committee meets with management, the external auditors and the internal auditor separately.

Financial expert
The Audit committee reviewed the SEC requirements for audit committees’ financial experts and the Combined Code requirement that at least one committee member should have recent and relevant financial experience. Following a detailed review, the committee recommended to the board that Andrew Gould and Sir David Clementi be identified as the Audit committee’s financial experts in the 2005 Annual report and financial statements. The board has concluded that Andrew Gould and Sir David Clementi possess the requisite skills, experience and background to qualify for the purpose of C.3.1. of the Code as well as fulfilling the SEC criteria.

2005 financial statements
The Audit committee has reviewed and discussed with management the Group’s audited financial statements for the year ended 31 December 2005.
     We have discussed with the external auditors the matters described in the American Institute of Certified Public Accountant Auditing Standard No. 90, Audit committee communications, and in the International Standard on Auditing (UK and Ireland) 260, Communication of Audit Matters with those charged with governance (ISA 260), including their judgements regarding the quality of the Group’s accounting principles and underlying estimates.
     The committee has discussed with the external auditors their independence, and received and reviewed their written disclosures, as

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required by the US Independence Standards Board’s Standard No. 1, Independence Discussions with Audit Committees and ISA 260.
     Based on the reviews and discussions referred to above, the committee has recommended to the board of directors that the financial statements referred to above be included in this Annual report.

Andrew F J Gould (Chairman)
Sir David Clementi
Vivienne Cox
Lord Kerr

Report of the Nominations committee
The Nominations committee report of its activities covers a period of considerable change in composition of the board. Three long serving non executive directors retired during 2005. They were Sir Richard Giordano, Leon Davis and John Morschel. The committee therefore focused on the recruitment, with input from an external search advisers, of replacements with appropriate skills and experience. Ashton Calvert and Vivienne Cox joined the board on 1 February 2005, and Sir Rod Eddington joined the board on 1 September 2005. Each is an independent director who brings an experience profile which will ensure that the overall quality of the board is maintained. The committee also reviewed matters relating to the succession plans for the senior executive team. As part of his annual performance assessment of individual directors, Paul Skinner, who is chairman of the Nominations committee, has reviewed the time committed by directors to Group business and confirmed this to be appropriate in each case.

Paul Skinner (Chairman)
Ashton Calvert, AC
Sir Rod Eddington
David Mayhew
Sir Richard Sykes

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Audit committee charter

Scope and authority
The Company is required by the UK Listing Authority (UKLA), the New York Stock Exchange (NYSE), and the Australian Stock Exchange (ASX) to establish an Audit committee. Each of the UKLA, the NYSE and the ASX also lay down rules and guidelines for the composition of the Committee and the work to be undertaken by it. These requirements, where not self evident, have been incorporated into this Charter.
     The primary function of the Audit committee is to assist the boards of directors in fulfilling their responsibilities by reviewing:

•	The financial information that will be provided to shareholders and the public;
•	The systems of internal controls that the boards and management have established;
•	The Group's auditing, accounting and financial reporting processes.
In carrying out its responsibilities the committee has full authority to investigate all matters that fall within the terms of reference of this Charter. Accordingly, the committee may:
•	Obtain independent professional advice in the satisfaction of its duties at the cost of the Group;
•	Have such direct access to the resources of the Group as it may reasonably require including the external and internal auditors.

Composition
The Audit committee shall comprise three or more non executive directors, all of whom shall be independent. The chairman of the Audit committee will be an independent director, who is not also the chairman of the boards. The boards will determine each director’s independence having regard to the Independence Policy adopted by the boards, which includes consideration of any past and present relationships with the Group which, in the opinion of the boards, could influence the director’s judgment.
     All members of the committee shall have a working knowledge of basic finance and accounting practices. At least one member of the committee will have accounting or related financial management expertise, as determined by the boards.
     A quorum will comprise any two committee members.
     The committee may invite members of the management team to attend the meetings and to provide information as necessary.

Meetings
The committee shall meet not less than four times a year or more frequently as circumstances require. Audit committee minutes will be confirmed at the following meeting of the committee and tabled as soon as practicable at a meeting of the boards.
     The Company’s senior financial management, external auditors and internal auditor shall be available to attend all meetings.
As part of its responsibility to foster open communication, the committee should meet with management, the external auditors and the internal auditor, at least annually, to discuss any matters that are best dealt with privately.

Responsibilities
The boards and the external auditors are accountable to shareholders. The Audit committee is accountable to the boards. The internal auditor is accountable to the Audit committee and the finance director.
     To fulfil its responsibilities the committee shall:
Charter
•	Review and, if appropriate, update this Charter at least annually. Financial reporting and internal financial controls
•	Review with management and the external auditors the Group’s financial statements, Form 20-F, stock exchange and media releases in respect of each half year and full year.
•	Review with management and the external auditors the accounting policies and practices adopted by the company and their compliance with accounting standards, stock exchange listing rules and relevant legislation.

•	Discuss with management and the external auditors management’s choice of accounting principles and material judgments, including whether they are aggressive or conservative and whether they are common or minority practices.
•	Recommend to the boards that the annual and interim financial statements and Form 20-F reviewed by the committee (or the chairman representing the committee for this purpose) be included in the Group's annual report.
•	Review the regular reports prepared by the internal auditor including the effectiveness of the Group’s internal financial controls.
External auditors
•	Review and recommend to the boards the external auditors to be proposed to shareholders, following a commercial tender if deemed necessary.
•	Review with the external auditors the planned scope of their audit and subsequently their audit findings including any internal control recommendations.
•	Periodically consult with the external auditors out of the presence of management about the quality of the Group’s accounting principles, material judgments and any other matters that the committee deems appropriate.
•	Periodically review the performance of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements.
•	Review and approve the fees and other compensation to be paid to the external auditors.
•	Review and approve any non audit work and related fees to be carried out by the external auditors.
•	Ensure that the external auditors submit a written statement outlining all of its professional relationships with the Group including the provision of services that may affect their objectivity or independence. Review and discuss with the external auditors all significant relationships they have with the company to determine their independence.
Internal auditor
•	Review the qualifications, organisation, strategic focus and resourcing of internal audit.
•	Review and approve the internal audit plans.
•	Review internal audit performance.
•	Periodically consult privately with the internal auditor about any significant difficulties encountered including restrictions on scope of work, access to required information or any other matters that the committee deems appropriate.
Risk management
•	Review and evaluate the internal processes for determining and managing key risk areas.
•	Ensure the company has an effective risk management system and that macro risks are reported at least annually to the board.
•	Require periodic reports from nominated senior managers:
	–	confirming the operation of the risk management system including advice that accountable management have confirmed the proper operation of agreed risk mitigation strategies and controls; and
	–	detailing material risks.
•	Address the effectiveness of the Company’s internal control system with management and the internal and external auditors.
•	Evaluate the process the Company has in place for assessing and continuously improving internal controls, particularly those related to areas of material risk.
Other matters
The committee shall also perform any other activities consistent with this charter that the committee or boards deem appropriate. This will include but not be limited to:
•	Review of the corporate governance practices of Group sponsored pension funds;
•	Review of the Group’s insurance cover;
•	Review the Group’s tax planning and compliance;
•	Review the Group’s whistleblowing procedures for financial reporting.

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Shareholder information

DIVIDENDS
Under Rio Tinto’s long standing progressive dividend policy, the aim is to increase the US dollar value of ordinary dividends over time, without cutting them in economic downturns.
     The rate of the total annual dividend, in US dollars, is determined taking into account the results for the past year and the outlook for the current year. The interim dividend is set at one half of the total ordinary dividend for the previous year. Under Rio Tinto’s dividend policy the final ordinary dividend for each year may be expected to be at least equal to the previous interim dividend.
     The majority of the Group’s sales are transacted in US dollars, making this the most reliable measure of the Group’s global business performance. It is Rio Tinto’s main reporting currency and consequently the natural currency for dividend determination. Dividends determined in US dollars are translated at exchange rates prevailing two days prior to the announcement and are then declared payable in sterling by Rio Tinto plc and in Australian dollars by Rio Tinto Limited. For the 2005 interim and final dividends the exchange rates were US$1.7704 and US$1.7774 to the pound and US$0.7615 and US$0.7564 to the Australian dollar respectively.

Rio Tinto Group – US cents per share
	2005	2004	2003	2002	2001

Interim	38.5	32.0	30.0	29.5	20.0
Final	41.5	45.0	34.0	30.5	39.0
Special	110.0	–	–	–	–
Total	190.0	77.0	64.0	60.0	59.0

Rio Tinto plc dividends – pence per share
	2005	2004	2003	2002	2001

Interim	21.75	17.54	18.45	18.87	14.03
Final	23.35	23.94	18.68	18.60	27.65
Special	61.89	–	–	–	–
Total	106.99	41.48	37.13	37.47	41.68

Rio Tinto Limited – Australian cents per share
	2005	2004	2003	2002	2001

Interim	50.56	45.53	45.02	54.06	39.42
Final	54.86	58.29	44.68	51.87	75.85
Special	145.42	–	–	–	–
Total	250.84	103.82	89.70	105.93	115.27

The 2005 final and special dividend will be paid on 6 April 2006.
    On request, shareholders of Rio Tinto Limited can receive dividends in sterling and shareholders of Rio Tinto plc can receive dividends in Australian dollars. For information, please contact Computershare, whose details are given on page 62.

Dividends to Rio Tinto ADR holders
The 2005 final and special dividend of 151.5 US cents per share or 606 US cents per ADR will be by JPMorgan on 7 April 2006. The dividends for 2005 total 760 US cents per ADR.

Dividend Reinvestment Plan (DRP)
The DRP gives shareholders the opportunity to use their cash dividend to purchase Rio Tinto shares in the market, free of commission. For further information on the DRP please contact Computershare.

Dividend mandates
Shareholders can have their dividends credited directly to their bank, building society or credit union account. If you wish to take advantage of this arrangement, please contact Computershare or download the relevant form from their website.

SHARE PRICES Rio Tinto plc – pence per share
2005	High	Low

1st quarter	1,851	1,472
2nd quarter	1,762	1,557
3rd quarter	2,346	1,724
4th quarter	2,657	2,073

	2005	2004	2003

Year end	2,655	1,533	1,543
High	2,657	1,574	1,543
Low	1,472	1,212	1,093

Rio Tinto Limited – Australian dollars per share
2005	High	Low

1st quarter	47.93	38.82
2nd quarter	45.90	41.40
3rd quarter	60.01	45.12
4th quarter	69.10	54.27

	2005	2004	2003

Year end	69.00	39.12	37.54
High	69.10	40.20	37.54
Low	38.82	31.98	28.17

Rio Tinto plc ADRs – US$ per ADR
2005	High	Low

1st quarter	142.80	111.57
2nd quarter	130.75	115.80
3rd quarter	166.90	122.98
4th quarter	183.29	148.81

Rio Tinto Limited ADRs – US$ per ADR
2005	High	Low

1st quarter	153.00	118.56
2nd quarter	143.75	127.50
3rd quarter	181.00	135.00
4th quarter	204.00	163.25

Investment warning
Past performance of share prices is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise depending on market movements. You may not get back the original amount invested.

Share price information
Closing share prices are published in most newspapers and share prices during the day are available on the Rio Tinto and other websites. In the UK the Rio Tinto plc share price is also available on CEEFAX and TELETEXT and can be obtained through the Cityline service operated by the Financial Times: telephone 0906 843 3880; calls are currently charged at 60p per minute plus VAT, in addition to any mobile phone charges.

MARKET LISTINGS
Australia and New Zealand
Rio Tinto Limited’s shares are listed on the Australian Stock Exchange Limited and the New Zealand Stock Exchange.

Europe
The principal market for Rio Tinto plc shares is the London Stock Exchange (LSE). As a constituent of the Financial Times Stock Exchange 100 Index (FTSE 100 Index), Rio Tinto plc shares trade through the Stock Exchange Electronic Trading Service (SETS) system.
     In addition to its primary listing on the LSE, Rio Tinto plc’s shares are also listed on Euronext and on Deutsche Börse.

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United States
Rio Tinto plc shares are listed in the form of American Depositary Receipts (ADRs) on the New York Stock Exchange and are traded under the symbol ‘RTP’. Rio Tinto Limited’s ADRs are traded in the over counter market under the symbol ‘RTOLY’. During February 2006 Rio Tinto Limited served notice that it would terminate its programme on 10 April 2006. Each ADR represents four shares in the relevant Company.
     JPMorgan Chase Bank NA is the depositary bank for both ADR programmes. All enquiries regarding ADR holders’ accounts and dividends should be directed to the ADR administrator at JPMorgan.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. An annual report on Form 20-F will be filed with the SEC and this and other filings can be viewed on the SEC web site at www.sec.gov.

TAXATION
Taxation of UK resident individuals
Taxation of dividends
UK dividends carry a tax credit equal to one ninth of the dividend. Individuals who are not liable to income tax at the higher rate will have no further tax to pay. Higher rate tax payers are liable to tax on UK dividends at 32.5 per cent which, after taking account of the tax credit, produces a further tax liability of 25 per cent of the dividend received.

Dividend Reinvestment Plan (DRP)
The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return in the normal way.
     The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares (for Rio Tinto plc shareholders including the stamp duty/stamp duty reserve tax) will form the base cost for capital gains tax purposes.

Capital gains tax
Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser.
     A leaflet which includes details of relevant events since 31 March 1982 and provides adjusted values for Rio Tinto plc securities as at that date is available from the company secretary.

Taxation of Australian resident individuals
Taxation of dividends
Dividend imputation system
The basis of the Australian dividend imputation system is that when Australian resident shareholders receive dividends from Rio Tinto Limited, they may be entitled to a credit for the Australian tax paid by the Company in respect of that income, depending on the tax status of the shareholder.
     The application of the system results in the Australian tax paid by the Company being allocated to shareholders by way of franking credits attaching to the dividends they receive. Such dividends are known as franked dividends. A dividend may be partly or fully franked. The current Rio Tinto Limited dividend is fully franked and the franking credits attached to the dividend are shown in the distribution statement provided to shareholders.
     The extent to which a company will frank a dividend depends on the credit balance in its franking account. Credits to this account can arise in a number of ways, including when a company pays company tax or receives a franked dividend from another company. The dividend is required to be included in a resident individual shareholder’s assessable income. In addition an amount equal to the franking credits attached to the franked dividend is also included in the assessable income of the resident individual, who may then be entitled to a rebate of tax equal to the franking credit amount included in their income.

     The effect of the dividend imputation system on non resident shareholders is that, to the extent that the dividend is franked, no Australian tax will be payable and there is an exemption from dividend withholding tax.
     A withholding tax is normally levied at the rate of 15 per cent when unfranked dividends are paid to residents of countries with which Australia has a taxation treaty. Most Western countries have a taxation treaty with Australia. A rate of 30 per cent applies to countries where there is no taxation treaty.
     Since 1988, all dividends paid by Rio Tinto Limited have been fully franked. It is the Company’s policy to pay fully franked dividends whenever possible.

Dividend reinvestment plan (DRP)
Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return as assessable income.
     The shares acquired should be added to shareholding at the date of acquisition at the actual cost of the shares, which is the amount of the dividend applied by the shareholder to acquire shares and any incidental costs associated with the acquisition, including stamp duty, will form, part of the cost base or reduced cost base of the shares for capital gains tax purposes.

Capital gains tax
The Australian capital gains tax legislation is complex. If shareholders have acquired shares after 19 September 1985 they may be subject to capital gains tax on the disposal of those shares.
     Generally, disposal of shares held on capital account would give rise to a capital gain or loss. A capital gain arises when the proceeds on disposal are greater than the cost base of shares. A capital loss arises when the proceeds on sale are less than the cost base or reduced cost base. Where a capital gain arises on shares held for at least 12 months, individual, trust and superannuation fund shareholders may be eligible for a capital gains tax discount.
     Shareholders are advised to seek the advice of an independent taxation consultant on any possible capital gains tax exposure.

DUAL LISTED COMPANIES STRUCTURE
In December 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (‘the DLC merger’) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. As a condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited to 39 per cent by the end of 2005. The current holding is approximately 37.5 per cent.
Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (‘the Sharing Agreement’) through which each Company agreed:
(a)	to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis,
(b)	to ensure that the boards of directors of each Company is the same, and
(c)	to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise.

In order to achieve this third objective the Sharing Agreement provided for the ratio of dividend, voting and capital distribution rights attached to each Rio Tinto plc share and to each Rio Tinto Limited share to be fixed in an Equalisation Ratio which has remained unchanged at 1:1. The Sharing Agreement has provided for this ratio to be revised in special circumstances where for example certain modifications are made to the share capital of one Company, such as rights issues, bonus issues, share splits and share consolidations, but not to the

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Shareholder information continued

share capital of the other. Outside these specified circumstances, the Equalisation Ratio can only be altered with the approval of shareholders under the ‘Class Rights Actions’ approval procedure described under Voting at shareholders meetings. In addition, any adjustments are required to be confirmed by the auditors.
     One consequence of the DLC merger is that Rio Tinto is subject to a wide range of laws, rules and regulatory review across multiple jurisdictions. Where these rules differ, in many instances it means that, as a Group, Rio Tinto complies with the strictest level.
     Consistent with the creation of a single combined enterprise under the DLC merger, directors of each Company are to act in the best interests of the Rio Tinto Group. Identified areas where there may be a conflict of the interests of the shareholders of each Company must be approved under the ‘Class Rights Actions’ approval procedure.
     To ensure that directors of each Company are the same, resolutions to appoint or remove directors must be put to shareholders of both Companies voting as a joint electorate (as described under Voting at shareholders meetings) and it is a requirement that a director of one Company must also be a director of the other Company.

Dividend rights
The Sharing Agreement provides for dividends paid on Rio Tinto plc and Rio Tinto Limited shares to be equalised on a net cash basis, that is without taking into account any associated tax credits. Dividends are determined in US dollars and are then, except for ADR holders, translated and paid in sterling and Australian dollars. The Companies are also required to announce and pay their dividends and other distributions as close in time to each other as possible.
     In the unlikely event that one Company did not have sufficient distributable reserves to pay the equalised dividend (or the equalised capital distribution), it would be entitled to receive a ‘top up payment’ from the other Company. The top up payment could be made as a dividend on the DLC Dividend Share or by way of a contractual payment.
     If the payment of an equalised dividend would contravene the law applicable to one of the Companies then they may depart from the Equalisation Ratio. However should such a departure occur then the relevant Company would put aside reserves to be held for payment on the relevant shares at a later date.
     Rio Tinto shareholders have no direct rights to enforce the dividend equalisation provisions of the Sharing Agreement.
     The DLC Dividend Share can also be utilised to provide the Group with flexibility for internal funds management by allowing dividends to be paid between the two parts of the Group. Such dividend payments would be of no economic significance to the shareholders of either Company, as they would have no effect on the Group’s overall resources.

Voting at shareholders’ meetings
Under the Group’s DLC structure, shareholders of Rio Tinto plc and Rio Tinto Limited take decisions on significant matters, including the appointment of directors, through a joint electoral procedure. Such matters are submitted for approval by shareholders of both Companies at separate meetings, but voting as a joint electorate.
     This is achieved through the special arrangements whereby votes cast at a Rio Tinto plc shareholders’ meeting are reflected at the corresponding Rio Tinto Limited shareholders’ meeting, and vice versa. As part of the special voting arrangements, the shares in Rio Tinto Limited held by Rio Tinto plc are used solely to reflect the Rio Tinto plc shareholder vote at the corresponding Rio Tinto Limited meeting. Voting on joint decision matters are by poll at each shareholder meeting with each poll being left open long enough to allow the votes cast at the other meeting to be carried with the poll at the corresponding meeting.
     Matters which are not of concern to one set of shareholders or which affect the two Companies’ shareholders differently will require the separate approval of one or both sets of shareholders.

     ADR holders may instruct JPMorgan how to vote the shares represented by their ADRs.
     After 4 May 2006, the votes of the joint electorate and the results of votes on which separate approvals are required will be announced to the stock exchanges and advertised in the Financial Times and The Australian. The results may also be obtained on the shareholder helpline, in the UK Freephone number 0800 435021, or in Australia toll free (within Australia) 1800 813 292, or from the Rio Tinto website.

SUPPLEMENTARY INFORMATION
Computershare Investor Services PLC and Computershare Investor Services Pty Limited are the registrars for Rio Tinto plc and Rio Tinto Limited respectively. All enquiries and correspondence concerning shareholdings, other than shares held in ADR form, should be directed to the respective registrar. Their addresses and telephone numbers are given on page 62. Please notify Computershare promptly in writing of any change of address.
     Shareholders are able to obtain details about their own shareholding from the internet. Full details, including how to gain secure access to this personalised enquiry facility, are given on the Computershare website.

Consolidation of share certificates
If your certificated shareholding in Rio Tinto plc is represented by several individual share certificates, they can be replaced by one consolidated certificate; there is no charge for this service. Share certificates should be sent to Computershare together with a letter of instruction.

Share certificates – name change
Share certificates in the name of The RTZ Corporation PLC remain valid notwithstanding the name change to Rio Tinto plc in 1997.

Share warrants to bearer
All outstanding share warrants to bearer of Rio Tinto plc have been converted into registered ordinary shares under the terms of a scheme of arrangement sanctioned by the court in 2001. Holders of any outstanding share warrants to bearer should contact the Rio Tinto plc company secretary for an application form to obtain their rights to registered ordinary shares.

Low cost share dealing service
Stocktrade operates the Rio Tinto low cost share dealing service which provides Rio Tinto plc shareholders with a simple telephone facility for buying and selling Rio Tinto shares. Basic commission is 0.5 per cent up to £10,000, reducing to 0.2 per cent thereafter (subject to a minimum commission of £15). Further information is available from Stocktrade, which is a division of Brewin Dolphin Securities, authorised and regulated by the Financial Services Authority. Their details are given on page 62.
     Some transactions may be subject to the money laundering regulations and you may be required to provide certain personal details to Stocktrade prior to any purchase or sale of shares.

Individual Savings Account (ISA)
Stocktrade offers an ISA for UK residents wishing to hold Rio Tinto plc shares in an ISA account. Existing PEPS or ISAs may also be transferred to Stocktrade.
     Further information on ISAs can be obtained from Stocktrade, whose details are given on page 62.

Corporate nominee service
Computershare, in conjuction with Rio Tinto plc, have introduced a corporate nominee service for private individuals. Further information can be obtained from Computershare.

Publication of financial statements
Shareholders currently receiving the Annual review, who wish to receive

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a copy of the full Annual report and financial statements, free of charge, for this and future years, should contact Computershare. Alternatively if shareholders wish to receive these reports electronically, rather than in paper form, they should register their instruction on the Computershare website. They are also available on the Rio Tinto website.
     Registered holders of ADRs will have the annual and US GAAP reports sent to their record address. Brokers or financial institutions which hold ADRs for shareholder clients are responsible for forwarding shareholder information to their clients and will be provided with copies of the Annual review for this purpose.
     Full parent entity financial statements for Rio Tinto Limited are available free of charge from the Rio Tinto Limited company secretary on request. These financial statements are also available on the Rio Tinto website.

Unsolicited mail and telephone calls
Rio Tinto is aware that some shareholders have had occasion to complain that outside organisations, have used information obtained from the Companies’ share registers, for their own purposes. Rio Tinto, like other companies, cannot by law refuse to supply such information provided that the organisation concerned pays the appropriate statutory fee.
     Shareholders in the UK who wish to reduce the amount of unsolicited mail and telephone calls they receive, should register with The Mailing Preference Service and The Telephone Preference Service whose details are on page 62.

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Useful addresses

Registered offices
Rio Tinto plc
6 St James’s Square London SW1Y 4LD
Registered in England No. 719885

Telephone: +44 (0) 20 7930 2399
Facsimile: +44 (0) 20 7930 3249
Website: www.riotinto.com

Rio Tinto Limited
Level 33
55 Collins Street
Melbourne, Victoria 3000 ACN: 004 458 404

Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

Shareholders
Please contact the respective registrar if you
have any queries about your shareholding.

Rio Tinto plc
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Telephone: +44 (0) 870 702 0000
Facsimile: +44 (0) 870 703 6119
UK residents only, Freephone: 0800 435021
Website: www.computershare.com

Rio Tinto Limited
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne
Victoria 3000

Telephone: +61 (0) 3 9415 4030
Facsimile: +61 (0) 3 9473 2500
Australia residents only, Toll free: 1 800 813 292
Website: www.computershare.com

Holders of Rio Tinto American
Depositary Receipts (ADRs)
Please contact the ADR administrator if you
have any queries about your ADRs

ADR administrator
JPMorgan Chase Bank NA
JPMorgan Service Center
P O Box 3408
South Hackensack
NJ 07606 3408

Telephone: +1 (201) 680 6630
US residents only Toll free: (800) 900 1135
Website: www.adr.com/shareholder
e-mail: adr@jpmorgan.com

US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street
Suite 1935
New York, NY10119

Telephone: +1 212 994 9044
Website: www.makinson-cowell.com

Low cost share dealing service &
Individual Savings Account (ISA)
(for Rio Tinto plc shareholders only)

Stocktrade
81 George Street
Edinburgh EH2 3ES

Low cost share dealing service
Telephone: +44 (0) 131 240 0101
UK residents only: 0845 840 1532
Website: www.stocktrade.co.uk

Individual Savings Account (ISA)
Telephone: +44 (0) 131 240 0623
Website: www.stocktrade.co.uk

Unsolicited mail and telephone calls
The Mailing Preference Service
FREEPOST 29 LON20771
London W1E 0ZT

Telephone: 0845 703 4599
Website: www.mpsonline.org.uk

The Telephone Preference Service
3rd Floor
DMA House
70 Margaret Street
London W1W 8SS

Telephone: 0845 070 0707
Website: www.tpsonline.org.uk

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Financial calendar

2 February 2006	Announcement of results for 2005

22 February 2006	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2005 final and special dividend

24 February 2006	Record date for 2005 final and special dividend for Rio Tinto plc shares and ADRs

28 February 2006	Record date for 2005 final and special dividend for Rio Tinto Limited shares and ADRs

16 March 2006	Plan notice date for election under the dividend reinvestment plan for the 2006 final and special dividend

6 April 2006	Payment date for 2005 final and special dividend

7 April 2006	Payment date for 2005 final and special dividend for holders of ADRs

12 April 2006	Annual general meeting for Rio Tinto plc

4 May 2006	Annual general meeting for Rio Tinto Limited

3 August 2006	Announcement of half year results for 2006

9 August 2006	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2006 interim dividend

11 August 2006	Record date for 2006 interim dividend for Rio Tinto plc shares and ADRs

15 August 2006	Record date for 2006 interim dividend for Rio Tinto Limited shares

16 August 2006	Plan notice date for election under the dividend reinvestment plan for the 2006 interim dividend

7 September 2006	Payment date for 2006 interim dividend

8 September 2006	Payment date for 2006 interim dividend for holders of ADRs

February 2007	Announcement of results for 2006

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Publications

The following publications may be obtained from Rio Tinto:
2005 Annual report and financial statements
 2005 Annual review
2005 Sustainable development review
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine for shareholders

Copies of the 2005 annual reports for the following listed Rio Tinto Group companies are also available on request:
Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Ltd
Palabora Mining Company Limited

Rio Tinto on the web
Information about Rio Tinto is available on our website www.riotinto.com
Many of Rio Tinto’s publications may be downloaded in their entirety from this site and access gained to Group company and other websites.

General enquiries
If you require general information about the Group please contact the External Affairs department. For all other enquiries please contact the relevant company secretary or Computershare.

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Designed by Tor Pettersen & Partners.
Printed in England by St Ives Westerham Press to ISO 14001 environmental standards. The paper is manufactured to ISO 14001 environmental standards using a mixture of recovered fibres and other fibres from sustainable sources, the pulps used are either elemental or totally chlorine free. The inks used in the printing of this report are vegetable based.
Printed in Australia by Craftsman Press.
Cover image: 99.99 per cent purity copper rod from Palabora, South Africa.
All images are copyright of the Rio Tinto Group, except St. Basil’s Cathedral, page 18, Getty Images; Sizewell B, page 8, Science Photo Library; Airbus A380, page 13, Corbis Photo Library.
© Rio Tinto plc and Rio Tinto Limited.

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